

13000942



GateHouse Media®

To Our Stockholders:

I am pleased to invite you to attend the annual meeting of stockholders of GateHouse Media, Inc. to be held on May 23, 2013 at 9:00 a.m., in the Board Room at GateHouse Media, Inc., located at 350 WillowBrook Office Park, Fairport, New York 14450.

Details regarding admission to the meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

Your vote is important. Whether or not you plan to attend the annual meeting, we hope you will vote as soon as possible. You may vote by telephone, by internet or by mailing a proxy or voting instruction card. Voting by phone, by internet or by written proxy will ensure your representation at the annual meeting regardless of whether you attend in person. Please review the instructions on the proxy or voting instruction card regarding each of these voting options.

Thank you for your continued support and interest in GateHouse Media, Inc.

Sincerely,

Michael E. Reed
Chief Executive Officer

2013 ANNUAL MEETING OF STOCKHOLDERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

GATEHOUSE MEDIA, INC.

350 WillowBrook Office Park
Fairport, New York 14450
(585) 598-0030

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Time and Date

9:00 a.m. on May 23, 2013

Place

Board Room at GateHouse Media, Inc., located at 350 WillowBrook Office Park, Fairport, New York 14450.

Items of Business

(1) To consider and act upon a proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 29, 2013.

(2) To consider and act upon a proposal to approve, on an advisory basis, the compensation of our named executive officers.

(3) To consider and act upon a proposal to select, on an advisory basis, the frequency of future advisory votes on the compensation of our named executive officers.

We will also consider and act upon such other business as may properly come before the meeting.

Adjournments and Postponements

Any action on the items of business described above may be considered at the annual meeting at the time and date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date

You are entitled to vote only if you were a GateHouse Media, Inc. stockholder as of the close of business on March 25, 2013.

Meeting Admission

You are entitled to attend the annual meeting only if you were a GateHouse Media, Inc. stockholder of record as of the close of business on March 25, 2013 or hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a stockholder of record or hold your shares through the GateHouse Media, Inc. Omnibus Stock Incentive Plan (the "**Incentive Plan**"), your ownership as of the record date will be verified prior to being admitted to the meeting. If your shares are held of record by a broker, bank, or other nominee and you wish to vote at the annual meeting, you must bring to the annual meeting a letter from the broker, bank, or other nominee confirming both (1) your legal right to vote the shares at the annual meeting, (2) your beneficial ownership of the shares on March 25, 2013, and (3) that the broker, bank, or other nominee is not voting the shares at the meeting. If you do not provide photo identification and comply with the other procedures outlined above, you will not be admitted to the annual meeting. The annual meeting will begin promptly at 9:00 a.m. Check-in will begin at 8:30 a.m. and you should allow ample time for the check-in procedures.

Voting

Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read this proxy statement and to complete, date and sign your proxy or voting instruction card and return it promptly or vote your shares by telephone or by internet as described on the proxy card or Notice of Internet Availability of Proxy Materials.

For specific instructions on how to vote your shares, please refer to the section entitled *Questions and Answers — Voting Information* beginning on page 3 of this proxy statement and the instructions on the proxy or voting instruction card or as instructed in the Notice of Internet Availability of Proxy Materials.

By order of the Board of Directors,



Polly Grunfeld Sack, Senior Vice President, Secretary and General Counsel

2013 Proxy Statement

QUESTIONS AND ANSWERS

Proxy Materials

1. Why are these proxy materials being provided to stockholders?

The Board of Directors (the "**Board**") of GateHouse Media, Inc., a Delaware corporation (hereafter referred to as "**GateHouse Media**," the "**Company**," "**our**" or "**we**"), is providing these proxy materials to you in connection with GateHouse Media's annual meeting of stockholders, which will take place on May 23, 2013 at 9:00 a.m. The meeting will be held in the Board Room at our principal executive office, located at 350 WillowBrook Office Park, Fairport, New York 14450. As a stockholder, you are invited to attend the annual meeting and are entitled to and requested to vote on the items of business described in this proxy statement.

2. Why am I being asked to review materials on-line?

We are furnishing proxy materials to our stockholders on the internet, rather than mailing printed copies of those materials to each stockholder. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one. Instead, the Notice of Internet Availability of Proxy Materials will instruct you as to how you may access and review the proxy materials on the internet. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. We anticipate that the Notice of Internet Availability of Proxy Materials will be mailed to stockholders and the proxy materials will be available on our internet website on or about April 9, 2013.

3. What information is contained in this proxy statement?

The information in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, GateHouse Media's Board and Board committees, the compensation of directors and certain executive officers for fiscal year 2012, and other required information.

4. How may I obtain GateHouse Media's Form 10-K and other financial information?

A copy of our 2012 Annual Report, which includes our 2012 Form 10-K, is available on our website under the Investors tabs at www.gatehousemedia.com. Stockholders may request a free copy of our 2012 Annual Report, which includes our 2012 Form 10-K, by contacting GateHouse Media, Inc., Attn: Investor Relations, 350 WillowBrook Office Park, Fairport, New York 14450 or by contacting us at (585) 598-0030.

5. What should I do if I receive more than one Notice of Internet Availability of Proxy Materials or voting materials?

You may receive more than one Notice of Internet Availability of Proxy Materials or, if you previously elected to receive printed proxy materials, a set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate Notice of Internet Availability of Proxy Materials or voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one Notice of Internet Availability of Proxy Materials or proxy statement and proxy card. Please complete, sign, date and return each GateHouse Media proxy card and voting instruction card that you receive or vote by using the telephone for each proxy card and voting instruction card you receive.

If you are a stockholder of record and would like to only receive one Notice of Internet Availability of Proxy Materials or one set of proxy materials, please contact us at GateHouse Media, Inc., Attn: Investor

Relations, 350 WillowBrook Office Park, Fairport, New York 14450 or (585) 598-0030. If you hold your shares in street name through a stock broker, bank or other nominee and would like to only receive one Notice of Internet Availability of Proxy Materials or one set of proxy materials, then you must contact your stock broker, bank or other nominee to make such a request.

Voting Information

6. What items of business will be voted on at the annual meeting?

The items of business scheduled to be voted on at the annual meeting are:

(1) To consider and act upon a proposal to ratify the appointment of Ernst & Young LLP ("EY") as our independent registered public accounting firm for the fiscal year ending December 29, 2013;

(2) To consider and act upon a proposal to approve, on an advisory basis, the compensation of our named executive officers; and

(3) To consider and act upon a proposal to select, on an advisory basis, the frequency of future advisory votes on the compensation of our named executive officers.

We also will consider and act upon any other business that is properly presented at the annual meeting. Due to the resignation of Mr. Friedman on March 7, 2011, we no longer have any Class I directors and hence there are no Class I nominees standing for election.

7. How does the Board recommend that I vote?

The Board recommends that you vote your shares ''FOR'' the ratification of EY as our independent registered public accounting firm for the 2012 fiscal year, "FOR" the approval of our advisory vote on the compensation of our named executive officers, and for the proposal to conduct a stockholder advisory vote on the compensation of our named executive officers EVERY YEAR.

8. What shares can I vote?

Each share of GateHouse Media common stock issued and outstanding as of the close of business on March 25, 2013 is entitled to one vote on all items being voted upon at the annual meeting. You may vote all shares owned by you as of the Record Date, including (a) shares held directly in your name as the stockholder of record and (b) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank. On the Record Date, we had 58,077,031 shares of common stock issued and outstanding.

9. How can I vote my shares in person at the annual meeting?

Shares held in your name as the stockholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person at the annual meeting only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. *Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.*

10. How can I vote my shares without attending the annual meeting?

- **By Telephone** — after your receipt of the proxy materials (either directly or as outlined in the Notice of Internet Availability of Proxy Materials). Stockholders of record of our common stock who live in the United States or Canada may submit proxies by following the ''Vote by Telephone'' instructions on the proxy cards. Most stockholders who hold shares beneficially in street name and live in the United States or Canada may vote by phone by calling the number specified on the voting instruction cards provided by their brokers, trustees or nominees. Please check the voting instruction card for telephone voting availability.

- **By Mail** — after your receipt of the proxy materials (either directly or as outlined in the Notice of Internet Availability of Proxy Materials). Stockholders of record of our common stock may submit proxies by completing, signing and dating their proxy cards. Stockholders who hold shares beneficially in street name may vote by mail by completing, signing and dating the voting instruction cards provided.
- **By Internet** — after your receipt of the proxy materials (either directly or as outlined in the Notice of Internet Availability of Proxy Materials). Stockholders of record of our common stock who live in the United States or Canada may submit proxies by following the "Vote by Internet" instructions included on the Notice of Internet Availability of Proxy Materials or proxy card. Most stockholders who hold shares beneficially in street name may vote by internet by going to the website specified on the Notice of Internet Availability of Proxy Materials or the voting instruction card provided by their broker, trustee or nominee.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered a stockholder of record with respect to those shares and the Notice of Internet Availability of Proxy Materials has been sent directly to you by American Stock Transfer & Trust Company. Please carefully consider the information contained in this proxy statement and, whether or not you plan to attend the meeting, vote by one of the above methods so that we can be assured of having a quorum present at the meeting and so that your shares may be voted in accordance with your wishes even if you later decide not to attend the annual meeting.

If, like most stockholders of GateHouse Media, you hold your shares in street name through a stock broker, bank or other nominee rather than directly in your own name, you are considered the beneficial owner of shares, and the Notice of Internet Availability of Proxy Materials is being forwarded to you by Broadridge Financial Solutions, Inc. Please carefully consider the information contained in this proxy statement and, whether or not you plan to attend the meeting, vote by one of the above methods so that we can be assured of having a quorum present at the meeting and so that your shares may be voted in accordance with your wishes even if you later decide not to attend the annual meeting.

11. What is the deadline for voting my shares?

If you hold shares as the stockholder of record, your vote by proxy must be received before the polls close at the annual meeting or if you vote by telephone or Internet by 11:59 pm EDT on May 22, 2013. If you hold shares beneficially in street name, please follow the voting instructions provided by your broker, trustee or nominee.

12. May I change my vote?

If you are the stockholder of record, you may revoke your proxy (i) by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), (ii) by providing a written notice of revocation to the Corporate Secretary at the address noted below in response to Question 23 prior to the annual meeting, or (iii) by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically make that request at the annual meeting. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee in accordance with the instructions for the voting instruction card, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

13. How are votes counted?

For the ratification of the appointment of EY as our independent registered public accounting firm for the fiscal year ending December 29, 2013, the approval of our advisory vote on the compensation of our named executive officers and other items of business that may be properly presented at the annual meeting, you may vote "FOR," "AGAINST" or "ABSTAIN." If you elect to "ABSTAIN," the abstention will have no effect on the proposal since an abstention is not a vote cast.

For the proposal to conduct a stockholder advisory vote on the compensation of our named executive officers, you may vote "EVERY YEAR", "EVERY TWO YEARS", "EVERY THREE YEARS" or "ABSTAIN."

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (''FOR'' ratification of our independent registered public accounting firm and no votes will be cast on your behalf with respect to the Say-on-Pay Vote, as defined below, and the Frequency Vote, as defined below).

14. What is the voting requirement to approve each of the proposals?

The ratification of the appointment of EY as our independent registered public accounting firm for the fiscal year ending December 29, 2013, the approval of our advisory vote on the compensation of our named executive officers and other items of business that may be properly presented at the annual meeting will be decided by a majority of the votes cast. The proposal to conduct a stockholder advisory vote on the compensation of our named executive officers, will be decided by a plurality of the votes cast. Although the advisory votes are non-binding, the Board values the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for our named executive officers and determining how frequently to hold such votes.

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute ''broker non-votes.'' Generally, broker non-votes occur when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. If you hold your shares in street name and do not instruct your bank or broker how to vote in the: (i) Say-on-Pay, as defined below; and/or (ii) Frequency Vote, as defined below, no votes will be cast on your behalf. Your bank or broker will, however, continue to have discretion to vote any uninstructed shares to ratify the selection of our independent registered public accounting firm. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal and hence are not deemed cast for the proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained. Abstentions also will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained since they are not deemed cast for the proposal.

15. What happens if additional matters are presented at the annual meeting?

Other than the items of business described in this proxy statement, we are not aware of any other business to be acted upon at the annual meeting. If you grant a proxy pursuant to this proxy statement, the persons named as proxy holders, Garrett J. Cummings and Monica Treviso, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting.

16. Who will serve as inspector of elections?

The inspectors of elections will be Elizabeth Lewis and Sheryl Costa.

17. Who will bear the cost of soliciting votes for the annual meeting?

GateHouse Media is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. If you choose to access the proxy materials over the internet, you are responsible for internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees who will not receive any additional compensation for such solicitation activities. We also will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to stockholders.

18. Where can I find the voting results of the annual meeting?

We intend to announce preliminary voting results at the annual meeting and publish final results on a Current Report on Form 8-K which will be filed by us with the SEC within four business days of the annual meeting.

Stock Ownership Information

19. What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card on behalf of your broker, trustee or nominee. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and you also are invited to attend the annual meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares. Since a beneficial owner is not the *stockholder of record*, you may not vote these shares in person at the meeting unless you obtain a legal proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

20. What if I have questions for GateHouse Media's transfer agent?

Please contact our transfer agent, American Stock Transfer & Trust Company at (800) 937-5449, with questions concerning stock certificates, dividend checks, transfer of ownership or other matters pertaining to your stock account.

Annual Meeting Information

21. How can I attend the annual meeting?

You are entitled to attend the annual meeting only if you were a GateHouse Media stockholder as of the close of business on March 25, 2013 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. If you are not a stockholder of record but hold shares through a broker, trustee or nominee (i.e., in street name), you must provide proof of beneficial ownership on the record date, such as your most recent account statement prior to March 25, 2013, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above, you will not be admitted to the annual meeting.

The meeting will begin promptly at 9:00 a.m. Check-in will begin at 8:30 a.m., and you should allow ample time for the check-in procedures.

22. How many shares must be present or represented to conduct business at the annual meeting?

Holders of a majority of shares of our common stock entitled to vote must be present in person or represented by proxy in order to conduct business and vote on matters raised at the meeting. Both abstentions and broker non-votes described previously in Question 14 are counted for the purposes of determining the presence of a quorum.

Stockholder Proposals, Director Nominations and Related Bylaw Provisions

23. What is the deadline to propose actions for consideration at next year's annual meeting of stockholders?

You may submit proposals for consideration at future stockholder meetings. For a stockholder proposal to be considered for inclusion in our proxy statement for next year's annual meeting, our Corporate Secretary must receive the written proposal at our principal executive offices no later than December 9, 2013. Such proposals also must comply with Rule 14a-8 promulgated by the SEC regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

GateHouse Media, Inc.
Attn: Corporate Secretary
350 WillowBrook Office Park
Fairport, New York 14450

For a stockholder proposal that is not intended to be included in our proxy statement under Rule 14a-8, the stockholder must provide the information required by our Amended and Restated Bylaws and give timely notice to the Corporate Secretary in accordance with our Amended and Restated Bylaws, which, in general, require that the notice be received by the Corporate Secretary:

- Not earlier than the close of business on January 23, 2014; and
- Not later than the close of business on February 22, 2014.

If the date of the stockholder meeting is moved to a date more than 25 days before or after the anniversary of our annual meeting for the prior year, then notice of a stockholder proposal that is not intended to be included in our proxy statement must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever occurs first.

24. How may I recommend or nominate individuals to serve as directors?

You may propose director candidates for consideration by the Board. Any such recommendations should include the nominee's name and qualifications for Board membership and should be directed to the Corporate Secretary at the address of our principal executive offices set forth in response to Question 23 above.

In addition, our Amended and Restated Bylaws permit stockholders to nominate directors for election at an annual stockholder meeting. To nominate a director, a stockholder must deliver the information required by our Amended and Restated Bylaws and a statement by the nominee consenting to being named as a nominee and consenting to serve as a director if elected.

25. What is the deadline to nominate individuals to serve as directors?

To nominate an individual for election as a director at next year's annual stockholder meeting, the stockholder must give timely notice to the Corporate Secretary in accordance with our Amended and Restated Bylaws, which, in general, require that the notice be received by the Corporate Secretary between the close of business on January 23, 2014 and the close of business on February 22, 2014, unless the annual meeting is moved to a date more than 25 days before or after the anniversary of the prior year's annual meeting, in which case the deadline will be as described in Question 23.

26. How may I obtain a copy of GateHouse Media's Amended and Restated Bylaw provisions regarding stockholder proposals and director nominations?

You may contact our Corporate Secretary at our principal executive offices, set forth in response to Question 23 above, for a copy of the relevant Amended and Restated Bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates. Our Amended and Restated Bylaws also are available under the Investors tabs on our website at www.gatehousemedia.com.

Further Questions

27. Who can help answer my questions?

If you have any questions about the annual meeting or how to vote or revoke your proxy or if you need additional copies of this proxy statement or voting materials, you should contact Mark Maring by at (585) 598-6874 or by email at investorrelations@gatehousemedia.com.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

GateHouse Media is committed to maintaining high standards of business conduct and corporate governance, which we believe are essential to running our business efficiently, serving our stockholders well and maintaining our integrity in the marketplace. To that end, we have adopted a Code of Business Conduct and Ethics for our directors, officers and employees, including a separate Code of Ethics for our Chief Executive Officer and senior financial officers. In addition, we have adopted the Corporate Governance Guidelines of GateHouse Media, Inc., as most recently amended and restated on April 4, 2011 (our "**Corporate Governance Guidelines**"), which, in conjunction with our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Audit Committee charter, form the framework for our corporate governance. All of our corporate governance materials, including the Audit Committee charter, are available under the Investors tabs on our website at www.gatehousemedia.com.

These materials also are available in print to any stockholder upon request. The Board regularly reviews corporate governance developments and makes modifications as warranted.

Board and Board Committee Independence

After the resignation of Richard L. Friedman from the Board on March 7, 2011 and the death of Burl Osborne on August 15, 2012, we currently have only one independent director. For a director to be considered independent, the Board must determine that the director does not have any material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). The Board has established guidelines to assist it in determining director independence, which conform to the independence standards of the New York Stock Exchange. As of the date of this proxy statement, the Board has determined that, out of our three current directors, Mr. Sheehan constitutes the sole independent director.

According to our Corporate Governance Guidelines, all members of the Audit Committee must be independent directors. Members of the Audit Committee also must satisfy a separate SEC independence requirement, which provides that they may not accept directly or indirectly any consulting, advisory or other compensatory fee from us or any of our subsidiaries other than their compensation for service as directors.

Executive Sessions

Until we appoint another independent director, there will be no executive sessions of our independent directors. Usually, our independent directors meet at least once each year in regularly scheduled executive sessions. Additional executive sessions may be scheduled by the independent directors. The chairperson of the Audit Committee presides over these sessions.

Board Structure and Committee Composition

As of the date of this proxy statement, the Board has three directors, a standing Audit Committee and a Special Committee. On December 19, 2008, the Board discharged its Nominating and Corporate Governance Committee and its Compensation Committee. The committee membership and function of the Audit Committee is described below. The Audit Committee operates under a written charter adopted by the Board.

Except for Mr. Edens, our Chairman of the Board who joined the board in June of 2005, all of our current directors joined the Board on October 24, 2006. During fiscal year 2012, the Board held five meetings. Each director attended at least 75% of the Board meetings and committee meetings on which he served (except for Mr. Edens, who attended less than 75% of the meetings). During fiscal year 2012, the Board also took corporate action by written consents without a meeting. Each director is expected to attend, absent unusual circumstances, all annual and special meetings of stockholders.

Name of Director	Special Committee	Audit Committee
Wesley R. Edens — Chairman of the Board		
Michael E. Reed		
Kevin M. Sheehan	Member	Chair

Board Leadership Structure

We currently split the roles of Chairman of the Board and Chief Executive Officer. The Board believes that separating these two positions allows each person to focus on their individual responsibilities and enhances the accountability of our Chief Executive Officer to the Board. Under this structure, our Chief Executive Officer can focus his attention on the day-to-day operations and performance of our Company and on implementing our longer-term strategic direction. At the same time, our Chairman of the Board can focus his attention on longer term strategic issues, setting the agenda for and on providing insight and guidance to our Chief Executive Officer. We currently believe that the separation of the roles of Chairman of the Board and Chief Executive Officer is appropriate, however, our Corporate Governance Guidelines do not require the separation of the offices of the Chairman of the Board and the Chief Executive Officer. The Board is free to choose its Chairman of the Board in anyway that it deems best at any given point in time.

The Board's Role in Risk Oversight

The Board is responsible for enterprise risk management, including risks associated with our corporate governance, such as board organization, membership, structure and leadership succession planning, as well as the management of risks arising from our executive compensation policies and programs. While the Board retains responsibility for the general oversight of risks, it has delegated financial oversight to our Audit Committee, which focuses on financial risk, including those that could arise from our accounting and financial reporting processes and our consolidated financial statement audits.

The Board and the Audit Committee work together to provide enterprise-wide oversight of our management and handling of risk. These responsibilities are satisfied through periodic reports from the Audit Committee chairman regarding the risk considerations within its area of expertise, as well as through periodic reports to the Board, or the Audit Committee, from our management team on areas of material risk to the Company, including operational, financial, legal, regulatory and strategic risks. The Board, or the Audit Committee with respect to risks within its scope, reviews these reports to enable it to understand our risk identification, risk management and risk mitigation strategies. The Audit Committee chairman will report to the Board at subsequent Board meetings regarding particular risks within the scope of the Audit Committee, enabling the Board and the Audit Committee to coordinate the risk oversight role.

Audit Committee

The Audit Committee was established under a written charter which became effective as of the time we were first listed on the New York Stock Exchange (we were delisted from the New York Stock Exchange effective October 24, 2008), and which was last amended and restated on December 18, 2008. Our Audit Committee oversees a broad range of issues surrounding our accounting and financial reporting processes and audits of our financial statements. In particular, our Audit Committee: (a) assists the Board in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditor's qualifications and independence and the performance of our internal audit function and independent auditors; (b) assumes direct responsibility for the appointment, compensation, retention and oversight of the work of any independent registered public accounting firm engaged for the purpose of performing any audit, review or attest services and for dealing directly with any such accounting firm; (c) provides a forum for consideration of matters relating to any audit issues; and (d) prepares the audit committee report that the SEC rules require be included in our annual proxy statement. The Audit Committee met four times during fiscal year 2012, in addition to acting by written consent without a meeting. The Audit Committee Charter requires such committee to be comprised of at least two members as determined from time to time by the Board. As of the date of this proxy statement, the Audit Committee has one member Mr. Sheehan. The other member, Mr. Osborne, passed away on August 15, 2012. Mr. Sheehan is our Audit Committee chair and our Audit Committee financial expert under applicable SEC rules. Members of our Audit Committee are "independent" as defined under the Exchange Act and New York Stock Exchange rules.

Special Committee

The Company's senior secured debt will mature in August 2014. Certain funds managed by an affiliate of Fortress Investment Group LLC have indicated that they may propose a restructuring of this debt and the equity of the Company (the "**Potential Fortress Proposal**"). On February 19, 2013, the Board formed a Special Committee to review and evaluate any Potential Fortress Proposal and other strategic alternatives for the Company, including a potential recapitalization of the Company. The Board has delegated to the Special Committee its full and exclusive powers, to the fullest extent permitted by law, with respect to the review, evaluation, and approval or rejection of any Potential Fortress Proposal, and the review and evaluation of strategic alternatives, on behalf of the Company. The Board may neither authorize nor recommend any Potential Fortress Proposal to the Company's stockholders without first obtaining the Special Committee's recommendation in favor thereof. The sole member of the Special Committee is Mr. Sheehan, who is not a member of the Company's management, and neither has been nor is affiliated with any party that might have an interest in a strategic alternative.

On February 19, 2013, the Board approved (without Mr. Sheehan's participation) payment of (a) a retainer of $50,000 and (b) a per-meeting fee of $1,000 as remuneration to Mr. Sheehan for his service on the Special Committee. Mr. Sheehan's compensation for serving on the Special Committee is in no way contingent upon the outcome of the Special Committee's review of any Potential Fortress Proposal and other strategic alternatives.

Compensation Committee

On December 19, 2008 the Board discharged its standing Compensation Committee. The Board is of the view that it has the requisite skill and judgment to perform this function without a formal committee. Currently, the entire Board, except for Mr. Reed, performs those functions that were customarily performed by the Compensation Committee, which include: (a) reviewing policy relating to the compensation and benefits of our officers and employees; (b) reviewing and approving the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other senior officers; (c) evaluating performance of such officers in light of those goals and objectives and determining compensation of these officers based on such evaluations; and (d) reviewing the executive compensation disclosure in our proxy statement.

Nominating and Corporate Governance Committee

On December 19, 2008 the Board discharged its standing Nominating and Corporate Governance Committee. The Board is of the view that it has the requisite skill and judgment to perform this function without a formal committee. Currently, the entire Board performs those functions that were customarily performed by the Nominating and Corporate Governance Committee. The primary function of the Board, when serving in this role, is to: (a) identify, review and recommend nominees for election as directors; (b) recommend directors to serve on the committees; (c) oversee the evaluation of our management; and (d) develop, review and recommend corporate governance guidelines.

Director Nominees

Stockholder Recommendations

The Board will consider properly submitted stockholder recommendations of candidates for membership on the Board according to the procedures described below under ''Identifying and Evaluating Candidates for Directors.'' In evaluating such recommendations, the Board seeks to achieve a balance of knowledge, experience and capability on the Board and to address the membership criteria set forth below under ''Director Qualifications.'' Any stockholder recommendations proposed for consideration by the Board must be in writing, include the candidate's name and qualifications for Board membership and should be addressed to:

GateHouse Media, Inc.
Attn: Corporate Secretary
350 WillowBrook Office Park
Fairport, New York 14450
Fax: (585) 248-9562

Stockholder Nominations

In addition, our Amended and Restated Bylaws permit stockholders to nominate directors for consideration at any annual stockholder meeting. For a description of the process for nominating directors at the annual meeting, see "Questions and Answers — Stockholder Proposals, Director Nominations and Related Bylaw Provisions — Question 24".

Director Qualifications

Our Corporate Governance Guidelines contain Board membership criteria that apply to nominees recommended for a position on the Board. At a minimum, the Board shall consider: (a) whether each such nominee has demonstrated, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the Board's oversight of the business and affairs of our Company; and (b) the nominee's reputation for honesty and ethical conduct in his or her personal and professional activities. Additional factors which the Board may consider include a candidate's specific experiences and skills, relevant industry background and knowledge, time availability in light of other commitments, potential conflicts of interest, material relationships with our Company and independence from our management and our Company. The Board also may seek director candidates with a diversity of backgrounds, experiences, gender and race. Each candidate should be committed to enhancing stockholder value and should have sufficient time to carry out the required duties and to provide insight and practical wisdom based on experience. A candidate's service on other boards of public companies should be limited to a number that permits the candidate to perform responsibly all director duties. Each director must represent the interest of all of our stockholders.

Identifying and Evaluating Candidates for Directors

The Board uses a variety of methods for identifying and evaluating nominees for director. The Board regularly assesses its appropriate size and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Board may consider several potential candidates. Candidates may come to the attention of the Board through its current members, professional search firms, stockholders or other persons.

Identified candidates are evaluated at regular or special meetings of the Board and may be considered at any point during the year. As described above, the Board considers properly submitted stockholder recommendations for candidates for the Board to be included in our proxy statement and evaluates such candidates using the same criteria as other candidates. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials should be addressed to:

GateHouse Media, Inc.
Attn: Corporate Secretary
350 WillowBrook Office Park
Fairport, New York 14450
Fax: (585) 248-9562

Communications with Directors

The Board has adopted a process by which stockholders and other interested parties may communicate with the independent directors of the Board or the chairperson of the Audit Committee by regular mail. You may send communications by regular mail to the attention of the Chairperson, Audit Committee; or to the independent directors as a group to the Independent Directors, each c/o Corporate Secretary, GateHouse Media, Inc., 350 WillowBrook Office Park, Fairport, New York 14450.

Our management will review all communications received to determine whether the communication requires immediate action. Management will pass on all communications received, or a summary of such communications, to the appropriate director or directors.

DIRECTOR COMPENSATION

Our outside directors receive an annual cash retainer of $50,000, which is payable in two semi-annual installments. We pay our Audit Committee chairperson a $10,000 annual cash retainer, which is payable in two semi-annual installments.

On February 19, 2013, the Board approved (without the participation of Mr. Sheehan) that Mr. Sheehan will receive (a) an annual cash retainer of $50,000; and (b) a per meeting fee of $1,000, as remuneration for his service on the Special Committee. These amounts are in addition to other amounts paid to Mr. Sheehan for service on the Board and for service as the Audit Committee chairperson.

2012 Director Compensation Table

The following table provides information about the compensation earned by our outside directors during 2012.

Name	Fees Earned or Paid in Cash ($)(1)(2)	Total ($)
Wesley R. Edens(3)	0	0
Burl Osborne(4)	31,250	31,250
Kevin M. Sheehan	60,000	60,000

(1) Amounts in this column reflect the annual cash retainer of $50,000 earned for 2012.

(2) Mr. Sheehan's annual cash retainer includes an additional $10,000 retainer he earned as Chair of the Audit Committee.

(3) Mr. Edens is not an independent director (he is affiliated with our largest stockholder — Fortress Investment Group) and he receives no compensation for his services as a director.

(4) Mr. Osborne died on August 15, 2012. Cash retainer reflects prorated payment for time served as director.

DIRECTORS

In accordance with the terms of our Amended and Restated Certificate of Incorporation, the Board is divided into three classes of directors (designated Class I, Class II and Class III) of the same or nearly the same number to the extent practicable. Due to the resignation of Mr. Friedman on March 7, 2011 and the death of Burl Osborne on August 15, 2012, we currently have no Class I directors, one Class II director, and two Class III directors. At each annual meeting of stockholders, one class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, absent extenuating circumstances, a portion of the Board will be elected each year.

Our Amended and Restated Certificate of Incorporation authorizes a Board consisting of at least three, but no more than seven, members, with the exact number of directors to be fixed from time to time by a resolution of the majority of the Board (or by a duly adopted amendment to the Certificate of Incorporation). Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the Board into classes with staggered three-year terms may delay or prevent a change of management or a change in control.

There are no Class I nominees for election to our Board at this year's Annual Meeting.

The following Class II director is serving on the Board for a term that ends at the 2014 Annual Meeting:

Michael E. Reed
Director since October 2006
Age 46

Mr. Reed became GateHouse Media's Chief Executive Officer in February of 2006. He was formerly the President and Chief Executive Officer of Community Newspaper Holdings, Inc., or ''CNHI'', a leading publisher of local news and information and had served in that capacity since 1999. Mr. Reed served as CNHI's Chief Financial Officer from 1997 to 1999. Prior to that, he worked for Park Communications, Inc., a multimedia company, located in Ithaca, New York. Mr. Reed currently serves on the Board of Directors for the Newspaper Association of America. Mr. Reed also serves on the Board of Directors for the Minneapolis Star Tribune. Mr. Reed formerly served as a director of the Associated Press and Chairman of the Audit Committee for the Associated Press. Mr. Reed was also a member of the Board of Visitors of the University of Alabama's College of Communication and Information Sciences and was a member of the Grady College Journalism School's Board of Advisors.

Mr. Reed has a deep understanding of our operations, strategy and people, as well as our industry, serving as our Chief Executive Officer for over seven years. He has also served in senior executive capacities with other companies in the newspaper and publishing industries. Mr. Reed has extensive corporate board experience.

The following Class III directors are serving on the Board for a term that ends at the 2015 Annual Meeting:

Wesley R. Edens
Chairman of the Board since June 2005
Age 51

Mr. Edens is a principal and Co-Chairman of the Board of Directors of Fortress Investment Group LLC ("**Fortress**"). Mr. Edens has been Co-Chairman of the Board of Directors of Fortress since August 2009 and a member of the Board of Directors of Fortress since November 2006. Mr. Edens has been a member of the Management Committee of Fortress since 1998. Mr. Edens is responsible for Fortress' private equity and publicly traded alternative investment businesses. Prior to co-founding Fortress in 1998, Mr. Edens was a partner and managing director of BlackRock Financial Management Inc., where he headed BlackRock Asset Investors, a private equity fund. In addition, Mr. Edens was formerly a partner and managing director of Lehman Brothers.

Mr. Edens has extensive experience in the venture capital, private equity and investment advisory fields. Mr. Edens brings to our board his expertise in leading organizations, dealing with capital markets, finance transactions and acquisition matters, as well as fundamental financial statement analysis, including balance sheets, income statements and cash flow statements.

Kevin Sheehan
Director since October 2006
Age 59

Mr. Sheehan currently serves as Chief Executive Officer of Norwegian Cruise Line, which he joined in 2007. Previously, Mr. Sheehan provided consulting services to Cerebrus Capital Management LP (2006-2007) and provided consulting services to Clayton Dubilier & Rice from 2005 until 2006. Prior thereto, Mr. Sheehan was Chairman and Chief Executive Officer of Cendant Corporation's Vehicle Services Division (included responsibility for Avis Rent A Car, Budget Rent A Car, Budget Truck, PHH Fleet Management and Wright Express) from January 2003 until May 2005. From March 2001 until May 2003, Mr. Sheehan served as Chief Financial Officer of Cendant Corporation. From August 1999 to February 2001, Mr. Sheehan was President-Corporate and Business Affairs and Chief Financial Officer of Avis Group Holdings, Inc. and a director of that company from June 1999 until February 2001. From August 2005 to January 2008, Mr. Sheehan served on the faculty of Adelphi University as a Distinguished Visiting Professor — Accounting, Finance and Economics. Mr. Sheehan currently serves on the Boards of Dave & Busters and XOJETS.

Mr. Sheehan has significant experience in a senior management capacity for large corporations. Specifically, his experience as the Chief Financial Officer of several large corporations provide him with important experience and skills, as well as an understanding of the complexities of our current economic environment. Mr. Sheehan also brings significant financial expertise to our Board.

PROPOSAL ONE: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP (**"EY"**), served as our independent registered public accounting firm for the fiscal year ending December 30, 2012. The Audit Committee has selected EY as our independent registered public accounting firm for the fiscal year ending December 29, 2013. This selection will be presented to stockholders for ratification at the annual meeting. The Audit Committee will consider the outcome of this vote in its future deliberations regarding the selection of our independent registered public accounting firm.

The Board recommends a vote in favor of the proposal to ratify the selection of EY as our independent registered public accounting firm for the fiscal year ending December 29, 2013 and the persons named as proxy holders (unless otherwise instructed) will vote such proxies "FOR" this proposal.

We have been advised that an EY representative will be present at the annual meeting and that such representative will be available to respond to appropriate questions. Such representative will also be given an opportunity to make a statement if he or she should so desire.

Fees Paid to EY

The following table sets forth the fees, which include out-of-pocket expenses, for services provided by EY during the fiscal years 2012 and 2011, ending December 30, 2012 and January 1, 2012, respectively.

	2012	2011
Audit Fees	$868,300	$831,304
Audit-Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	0
Total	$868,300	$831,304

The following is a description of the nature of the services comprising the fees disclosed in the table above for each of the four categories of services.

(a) *Audit Fees.* These are fees for professional services rendered by EY for: (1) the audit of our annual consolidated financial statements; and (2) the review of financial statements included in our Quarterly Reports on Form 10-Q.

(b) *Audit-Related Fees.* For the fiscal years ending December 30, 2012 and January 1, 2012, no fees were incurred for these services. Audit-related fees would include assurance and related services rendered by EY that are reasonably related to the performance of the audit or the review of our financial statements that are not included as audit fees. These services consist of consultation on financial accounting and reporting and due diligence assistance with acquisitions.

(c) *Tax Fees.* For the fiscal years ending December 30, 2012 and January 1, 2012, no fees were incurred for these services. Tax fees would include professional services rendered by EY with respect to tax compliance (i.e. tax returns), tax advice and tax planning.

(d) *All Other Fees.* For the fiscal years ending December 30, 2012 and January 1, 2012, no fees were incurred for these services. All other fees would include professional services rendered by EY that are reasonably related to the performance of the audit or the review of our financial statements that are not included as audit fees, audit-related fees or tax fees.

Audit Committee Pre-approval Policy

The Audit Committee is responsible for pre-approving all audit services and permitted non-audit services (including the fees and retention terms) to be performed for us by the independent registered public accounting firm prior to their engagement for such services. Accordingly, all audit services for which EY was engaged were pre-approved by the Audit Committee.

For each engagement, management provides the Audit Committee with information about the services and fees sufficiently detailed to allow the Audit Committee to make an informed judgment about the nature and scope of the services and the potential for the services to impair the independence of the auditor. After the end of the audit year, management provides the Audit Committee with a summary of the actual fees incurred for the completed audit year.

Vote Required and Recommendation

Ratification of the appointment of EY as our independent registered public accounting firm for the fiscal year ending December 29, 2013 requires the affirmative vote of a majority of the shares of our common stock present in person or represented by proxy and entitled to be voted at the meeting.

The Board unanimously recommends that you vote "FOR" Proposal 1 relating to the ratification of the appointment of EY as our independent registered public accounting firm for the fiscal year ending December 29, 2013.

AUDIT COMMITTEE REPORT

Management has the primary responsibility for the integrity of the Company's financial information and the financial reporting process, including the system of internal control over financial reporting. The Company's independent registered public accounting firm is responsible for conducting independent audits of the Company's financial statements and management's assessment of the effectiveness of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and expressing an opinion on the financial statements and management's assessment based upon those audits. The Audit Committee is responsible for overseeing the conduct of these activities.

As part of its oversight responsibility, the Audit Committee has:

- reviewed and discussed the audited financial statements, the adequacy of financial controls and the effectiveness of the Company's internal control over financial reporting with management and the Company's independent registered public accounting firm;
- discussed with the Company's independent registered public accounting firm the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;
- received the written disclosures and the letter from the Company's independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence; and
- discussed with it that firm's independence.

Based upon the reviews and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ending December 30, 2012 for filing with the SEC.

By: The Audit Committee

Kevin M. Sheehan, Chairman

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding ownership of our common stock as of March 25, 2013 (except as noted otherwise) by: (a) each of our directors and named executive officers, (b) each person or group known to us holding more than 5% of our common stock, and (c) all of our directors and executive officers as a group. Except as otherwise indicated, each owner has sole voting and investment powers with respect to the securities listed. The information provided in the table is based on our records, information filed with SEC and information provided to us, except where otherwise noted.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Class
Named Executive Officers and Directors(2)		
Michael E. Reed	407,087	*
Melinda A. Janik	100,000	*
Kirk Davis	72,506	*
Polly G. Sack	43,540	*
Mark Maring	100,372	*
Wesley R. Edens(3)	22,975,800	39.6%
Kevin M. Sheehan	53,667	*
All Executive Officers and Directors as a group: (8 persons)	**23,752,972**	**40.9%**
5% Stockholders: Fortress Investment Holdings LLC(3)(4)	22,975,800	39.6%

* Less than one percent.

(1) Consists of shares held, including shares of restricted stock subject to vesting.

(2) The address of each officer or director listed in the table above is: c/o GateHouse Media, Inc., 350 WillowBrook Office Park, Fairport, New York 14450.

(3) Includes: 22,975,800 shares held by certain affiliates of Fortress Investment Group LLC ("FIG"). FIF III Liberty Holdings LLC ("FIF Liberty Holdings") directly owns 22,050,000 of such shares. The members of FIF Liberty Holdings are Fortress Investment Fund III LP, Fortress Investment Fund III (Fund B) LP, Fortress Investment Fund III (Fund C) LP, Fortress Investment Fund III (Fund D) L.P., Fortress Investment Fund III (Fund E) L.P., Fortress Investment Fund III (Coinvestment Fund A) LP, Fortress Investment Fund III (Coinvestment Fund B) LP, Fortress Investment Fund III (Coinvestment Fund C) LP and Fortress Investment Fund III (Coinvestment Fund D) L.P. (collectively, the "Fund III Funds"). Fortress Fund III GP LLC is the general partner of each of the Fund III Funds and its sole member is Fortress Investment Fund GP (Holdings) LLC. The sole member of Fortress Investment Fund GP (Holdings) LLC is Fortress Operating Entity I LP ("FOE I").

505,100 and 170,700 shares are directly owned by Fortress Partners Securities LLC ("FPS") and Fortress Partners Offshore Securities LLC ("FPOS") respectively. Fortress Partners Fund LP ("FPF") is the sole member of FPS and Fortress Partners Advisors LLC ("FPA") is the investment advisor of FPF. Fortress Partners Master Fund LP ("FPM") is the sole member of FPOS. Fortress Partners Offshore Master GP LLC is the general partner of FPM which has FOE I as its sole managing member.

225,000 shares and 25,000 shares are directly owned by Drawbridge DSO Securities LLC ("Drawbridge DSO") and Drawbridge OSO Securities LLC ("Drawbridge OSO"), respectively. Drawbridge Special Opportunities Fund LP ("DBSO LP") is the sole member of Drawbridge DSO and Drawbridge Special Opportunities Fund Ltd. ("DBSO Ltd") is the sole member of Drawbridge OSO. Drawbridge Special Opportunities Advisors LLC ("DSOA") is the investment advisor for each of DBSO LP and DBSO Ltd.

FIG LLC is the sole member of DSOA and FPA. FIG LLC is wholly owned by FOE I. FIG Corp is the general partner of FOE I. FIG Corp is wholly owned by FIG.

Mr. Edens may be deemed to beneficially own the shares listed as beneficially owned by FIG. Mr. Edens disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein and the inclusion of the shares herein shall not be deemed an admission of beneficial ownership of the reported shares for purposes of Section 16 or otherwise. Similarly, each of the affiliates of FIG listed above disclaims beneficial ownership of all reported shares except to the extent of its pecuniary interest therein and the inclusion of the shares in this report shall not be deemed an admission of beneficial ownership of the reported shares for purposes of Section 16 or otherwise.

(4) The address of Fortress Investment Holdings LLC is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

RELATED PERSON TRANSACTIONS

Fortress

As of March 25, 2013, Fortress Investment Group LLC and certain of its affiliates, including certain funds managed by it or its affiliates, beneficially owned 39.6% of our outstanding common stock.

In addition, our Chairman, Wesley Edens, is the Chairman of the Management Committee of Fortress. We do not pay Mr. Edens a salary or any other form of compensation.

Fortress Indebtedness

As described more fully in our Annual Report on Form 10-K in Item 7 under the heading "Indebtedness", affiliates of Fortress Investment Group LLC owned $410.9 million of the approximately $1.2 billion outstanding under the 2007 Credit Facility, as amended, as of March 7, 2013, of which $49.1 million was still waiting to be settled as of such date. These amounts were purchased on arms' length terms in secondary market transactions. During 2012, we made: (a) interest payments totaling $25.3 million under the 2007 Credit Facility and of this amount $2.7 million was paid to Fortress; and (b) pursuant to the terms of the 2007 Credit Facility, principal payments in the amount of $7.1 million and of this amount $0.7 million was paid to Fortress.

Fortress Preferred Stock Agreement with Subsidiary

On August 21, 2008, FIF III Liberty Holdings LLC ("**FIF III**"), an affiliate of Fortress Investment Group LLC, purchased an aggregate of $11.5 million in 10% cumulative preferred stock of GateHouse Media Macomb Holdings, Inc. ("**Macomb**"), an operating subsidiary of ours. Macomb, which is an "Unrestricted Subsidiary" under the terms of the 2007 Credit Facility, used the proceeds from such sale of preferred stock to make an $11.5 million cash investment in Holdco non-voting 10% cumulative preferred stock. Under the Preferred Stock Agreement, FIF III had the right to require us to purchase its Macomb preferred stock during the five-year period following the full repayment by us of the 2008 Bridge Facility for an amount equal to the original purchase price plus accrued but unpaid dividends.

On December 7, 2010, FIF III, as the holder of the Macomb preferred stock, exercised its right to require us to purchase its Macomb preferred stock. We paid the purchase price of $14.1 million on December 8, 2010, which represented the sum of original purchase price paid by FIF III for the Macomb preferred stock and accrued but unpaid dividends thereon.

Fortress Investor Rights Agreement

On October 24, 2006, we entered into an Investor Rights Agreement with FIF III. The Investor Rights Agreement provides FIF III with certain rights with respect to the nomination of directors to the Board as well as registration rights for securities FIF III owns. The Investor Rights Agreement requires us to take all necessary or desirable action within our control to elect to the Board so long as FIF III and its permitted transferees beneficially own: (a) more than 50% of the voting power, four directors nominated by FIG Advisors LLC, an affiliate of Fortress ("**FIG Advisors**"), or such other party designated by Fortress; (b) between 25% and 50% of the voting power, three directors nominated by FIG Advisors; (c) between 10% and 25% of the voting power, two directors nominated by FIG Advisors; and (d) between 5% and 10% of the voting power, one director nominated by FIG Advisors. In the event that any designee of FIG Advisors shall for any reason cease to serve as a member of the Board during his term of office, FIG Advisors will be entitled to nominate an individual to fill the resulting vacancy on the Board. Each of Messrs. Eden, Reed and Sheehan were nominated by FIG Advisors.

Pursuant to the Investor Rights Agreement, we granted Fortress, for so long as it beneficially owns at least 5% of its issued and outstanding common stock, "demand" registration rights. Fortress is entitled to an aggregate of four demand registrations. We are not required to maintain the effectiveness of the registration statement for more than 60 days. We are also not required to effect any demand registration within six months of a "firm commitment" underwritten offering to which the requestor held "piggyback" rights and which included at least 50% of the securities requested by the requestor to be included.

We are not obligated to grant a request for a demand registration within four months of any other demand registration and may refuse a request for demand registration if, in its reasonable judgment, it is not feasible to proceed with the registration because of the unavailability of audited financial statements.

For as long as Fortress beneficially owns an amount of at least equal to 1% of our issued and outstanding common stock, Fortress also has "piggyback" registration rights that allow Fortress to include the shares of common stock that Fortress owns in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms S-4 or S-8) or by any of our other stockholders that may have registration rights in the future. The "piggyback" registration rights of Fortress are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

We also granted Fortress, for as long as Fortress beneficially owns at least 5% or more of our common stock, the right to request shelf registrations on Form S-3, providing for an offering to be made on a continuous basis, subject to a time limit on our efforts to keep the shelf registration statement continuously effective and our right to suspend the use of a shelf registration prospectus for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12-month period) if we determine that certain disclosures required by the shelf registration statement would be detrimental to us or our stockholders.

We have agreed to indemnify Fortress against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which Fortress sells shares of our common stock, unless such liability arose from Fortress' misstatement or omission, and Fortress has agreed to indemnify us against all losses caused by its misstatements or omissions. We have agreed to pay all expenses incident to registration and Fortress will pay its respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of its shares under such a registration statement.

Other Investment Activities of Fortress

Fortress and its affiliates engage in a broad spectrum of activities, including investment advisory activities, and have extensive investment activities that are independent from and may from time to time conflict with ours. Fortress and certain of its affiliates have in the past, and in the future may sponsor, advise or act as investment manager to, investment funds, portfolio companies of private equity investment funds and other persons or entities that have investment objectives that may overlap with ours and that may, therefore, compete with us for investment opportunities.

Cracked Rock Media

Kirk Davis, our President and Chief Operating Officer, is the owner of Cracked Rock Media, an owner of local newspapers in Central Massachusetts. Mr. Davis has no day-to-day operational involvement with Cracked Rock Media. Cracked Rock Media's activities may from time to time conflict with ours.

EXECUTIVE OFFICERS

Michael E. Reed, age 46, became our Chief Executive Officer in February 2006 and became a director in October 2006. Mr. Reed's business experience and background is set forth under Election of Directors on page 14 of this proxy statement.

Melinda A. Janik, age 56, became our Senior Vice President and Chief Financial Officer in February 2009. She formerly served as an officer and Vice President and Controller of Paychex, Inc., a provider of payroll, human resource services, from 2005 to 2009. Prior to joining Paychex, Inc., Ms. Janik served as Senior Vice President and Chief Financial Officer for Glimcher Realty Trust, a mall Real Estate Investment Trust based in Columbus, Ohio, from 2002 to 2004. Ms. Janik was formerly Vice President and Treasurer of NCR Corporation, a global provider of financial and retail self service solutions and data warehousing based in Atlanta, Georgia, from 1997 to 2002. Prior to that, she worked for the accounting firm Pricewaterhouse LLP. Ms. Janik is a Certified Public Accountant and holds an MBA in finance and accounting and a bachelor's degree in chemistry from the State University of New York at Buffalo.

Kirk Davis, age 51, became our President and Chief Operating Officer in January 2009. Mr. Davis has been with us since 2006, serving as the Chief Executive Officer of GateHouse Media New England. Prior to joining us, Mr. Davis served as the Chief Executive Officer of Enterprise NewsMedia, LLC, also known as the South of Boston Media Group, from 2004 to 2006. Prior to that, Mr. Davis served as Vice President of Publishing for Turley Publications, Inc., a publishing and printing company, from 2002 to 2004. In 2001, Mr. Davis formed Cracked Rock Media, Inc. and began acquiring newspapers in Central Massachusetts. Mr. Davis still owns Cracked Rock Media, but has no day-to-day operational involvement. Prior to that, Mr. Davis served as President of Community Newspaper Company ("**CNC**") from 1998 to 2001. Mr. Davis also served as President of a newspaper group in the Boston area (TAB Newspapers), which was part of CNC, from 1996 to 1998. Mr. Davis also served as a Publisher and managed newspaper companies in Pennsylvania, Massachusetts and California from 1990 to 1996. Mr. Davis also served as Vice President of Circulation and Marketing for Ingersoll Publications from 1985 to 1990. Mr. Davis attended Wright State University and Ohio University. He is past chairman of the board for the Suburban Newspapers of America ("**SNA**") and as well as past chairman of the SNA Foundation. In 2007, Mr. Davis was elected to the Board of Directors of the Alliance for Audited Media.

Polly G. Sack, age 53, became our Vice President, Secretary and General Counsel in May 2006. Ms. Sack was named a Senior Vice President of ours in February 2009. She was formerly Senior Vice President and Director of Mergers and Acquisitions of IMG Worldwide, Inc. ("**IMG**"), a global sports, media and entertainment company, and had served in that capacity since 2001. Ms. Sack also served as IMG's associate counsel and a vice president from 1992 to 2001. Prior to that, she worked in private practice for a major international law firm. Ms. Sack holds bachelor degrees in civil engineering and mathematics from the Massachusetts Institute of Technology and a master's degree in civil engineering from Stanford University, in addition to a law degree from Stanford University Law School.

Mark Maring, age 46, became our Vice President of Investor Relations and Strategic Development in March 2008 and became our Treasurer in January 2009. Mr. Maring also served as our Interim Chief Financial Officer from August 2008 to February 2009. He was formerly a Vice President of Mendon Capital Advisors Corp, a registered investment advisor, from 2004 through 2008 where his responsibilities included risk management and hedging strategies. From 2000 to 2004 Mr. Maring was Vice President Investor Relations for Constellation Brands, Inc. ("**Constellation**") an international producer and marketer of beverage alcohol brands. Mr. Maring also served as Constellation's Director of Planning from 1997 to 2000. From 1992 to 1997, Mr. Maring worked with the accounting firm Arthur Andersen LLP. From 1987 to 1992 he worked for The Chase Manhattan Bank, N.A. in investment banking. Mr. Maring is a certified public accountant and holds a master's degree in finance and accounting, from the Simon School of Business at the University of Rochester and a B.S. from St. John Fisher College.

PROPOSALS TWO AND THREE — ADVISORY VOTES ON EXECUTIVE COMPENSATION

General

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "**Act**") was signed into law by President Obama. The Act provides for a number of corporate governance and executive compensation reforms, including the requirement that U.S. public companies provide stockholders a non-binding advisory vote on the compensation of their named executive officers (a "**Say-on-Pay Vote**" or "**Say-on-Pay**"). The Say-on-Pay Vote must occur at least once every three years, and stockholders must also be given, at least once every six years, an advisory vote regarding whether future Say-on-Pay Votes will occur every one, two or three years ("**Frequency Vote**"). The initial Say-on-Pay Vote and Frequency Vote for all public companies that qualify as smaller reporting companies, such as the Company, must occur at a company's first annual stockholder meeting taking place on or after January 21, 2013. Accordingly, we will have Say-on-Pay and Frequency Vote at our 2013 Annual Meeting.

PROPOSAL TWO: ADVISORY VOTE ON EXECUTIVE COMPENSATION

An executive compensation program that promotes the creation of value for our stockholders is an important matter for the Company. We structure compensation for our executive officers:

- to focus the executives' performance on building long-term value through the achievement of short-term and long-term objectives; and
- to permit us to recruit, retain and motivate highly qualified executives by offering competitive compensation and rewarding superior performance.

We urge you to read "Compensation of Named Executive Officers" beginning on page 23 of this Proxy Statement, for details on our executive compensation.

Vote Required and Recommendation

As an advisory vote, the result is non-binding on the Company and the Board. However, the Board values the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for our Named Executive Officers.

The vote of a majority of the shares of our common stock present in person or represented by proxy and duly cast at the meeting is required for approval of this advisory proposal. Accordingly, broker non-votes will have no effect on this proposal and abstentions will have the same effect as votes against this proposal.

The Board unanimously recommends that the Stockholders vote "FOR" the following resolution, which will be presented at the meeting:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the compensation tables and narrative discussion, is hereby approved.

PROPOSAL THREE: ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

Pursuant to the Act, we are providing for a non-binding stockholders vote on whether future Say-on-Pay Votes will occur every one, two or three years. In voting on this proposal, our stockholders will have the choice of recommending that Say-on-Pay Votes occur every one, two or three years, or abstaining from voting on this proposal.

Vote Required and Recommendation

As an advisory vote, this vote is also non-binding on the Company and the Board. However, as with the Say-on-Pay Vote described above, the Board will consider the outcome of the vote when making a future decision as to the frequency of Say-on-Pay Votes.

After careful consideration, the Board believes that submitting the advisory vote on our compensation program for named executive officers on an annual basis is appropriate for the Company and our stockholders at this time. We view the advisory vote on the compensation of our named executive officers as an additional opportunity for our stockholders to communicate with us regarding their views.

The Board unanimously recommends that the stockholders vote on the following resolution, which will be presented at the Annual Meeting, for a recommendation that the frequency of Say-on-Pay Vote occur "EVERY YEAR":

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the compensation tables, be subject to an advisory vote of the Company's stockholders **every year**.

Given the multiple voting choices available to our stockholders, it is possible that none of the alternatives of one, two or three years will receive a majority vote. It is unclear as to the exact legal effect of a Frequency Vote with such an outcome. Nevertheless, the Board considers this vote the equivalent of a poll of the stockholders and will consider the number of votes each alternative receives when making future decisions as to the timing of Say-on-Pay Votes.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The Board has responsibility for establishing, implementing and continually monitoring executive compensation. The Board's focus is to establish compensation at levels necessary to attract, retain and motivate the best possible executive talent. Historically, the Board has developed our executive compensation programs based on input from our Chief Executive Officer, the officers' current compensation, our financial condition, our operating results, and individual performance.

Throughout this section, the individual who served as the Company's chief executive officer during 2012, as well as the three other individuals included in the 2012 Summary Compensation Table included below, are referred to as our "Named Executive Officers." For the fiscal year ended January 1, 2012, the principal components of compensation for Named Executive Officers consisted of base salary and discretionary cash bonuses.

2012 Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the Named Executive Officers for the fiscal years 2012 and 2011, ending December 30, 2012 and January 1, 2012, respectively.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Total ($)
Michael E. Reed	2012	$500,000	$800,000(1)	$1,300,000
— Chief Executive Officer	2011	500,000	800,000(2)	1,300,000
Melinda A. Janik	2012	275,000	125,000(1)	400,000
— Senior Vice President and Chief Financial Officer	2011	275,000	125,000(2)	400,000
Kirk Davis	2012	461,261	350,000(1)	811,261(3)
— President and Chief Operating Officer	2011	461,261	350,000(2)	811,261(4)
Polly Grunfeld Sack	2012	260,000	140,000(1)	400,000
— Senior Vice President, General Counsel and Secretary	2011	260,000	140,000(2)	400,000

(1) This amount reflects the bonus amount earned and paid in 2012.

(2) This amount reflects the bonus amount earned in 2011 and paid in 2012.

(3) This amount does not include $15,117 representing the aggregate change in the actuarial present value of Mr. Davis' accumulated benefit under the George W. Prescott Publishing Company Pension Plan, which was frozen effective December 31, 2008.

(4) This amount does not include $8,527 representing the aggregate change in the actuarial present value of Mr. Davis' accumulated benefit under the George W. Prescott Publishing Company Pension Plan, which was frozen effective December 31, 2008.

2012 Discretionary Cash Bonuses

Each of our Named Executive Officers is entitled to a discretionary annual bonus that is based upon the achievement of certain performance goals of the Company and individual, as agreed to by each Named Executive Officer and the Board. The annual bonus incentives are used to ensure that a portion of our Named Executive Officer's compensation is at risk, and that each Named Executive Officer has the opportunity to receive a variable amount of compensation based on Board's evaluation of our and the individual's performance. The bonus is payable in our common stock or cash or a combination thereof, as determined by the Board, in its sole discretion unless otherwise limited by the terms of the applicable Employment Agreement. Any bonus that is payable in common stock vests over a specified period.

While the amount, if any, of an annual bonus is determined by the Board in its sole discretion, the Board has established an evaluation process used to assist in its decision-making process relating to the amount, if any, of the annual bonus for our Named Executive Officers. The evaluation process involves the following four steps:

(a) *Setting Company-wide Annual Performance Goals.* Early in each fiscal year, the Board and senior management establish annual performance measures for us. For a particular fiscal year, those performance measures may include one or any combination of the following: (i) net income or operating income (before or after taxes, interest, capital expenses, depreciation, amortization or nonrecurring or unusual items); (ii) return on assets, return on capital, return on equity, return on economic capital, return on other measures of capital, return on sales or other financial criteria; (iii) revenue or net sales; (iv) gross profit or operating gross profit; (v) share price or total stockholder return; (vi) earnings per share; (vii) budget and expense management; or (viii) customer or product measures. In determining the extent to which the performance measures are met for a given period, the Board exercises its judgment whether to reflect or exclude the impact of changes in accounting principles and extraordinary, unusual or infrequently occurring events.

(b) *Setting Individual Performance Measures.* As it sets our company-wide performance measures, the Board also establishes individual performance measures for each Named Executive Officer. These measures are used by the Board to evaluate individual performance beyond purely financial measures, and may include one or any combination of the following: (i) exceptional performance of each individual's functional responsibilities; (ii) leadership; (iii) creativity; (iv) innovation; (v) collaboration; (vi) development and implementation of growth initiatives; and (vii) other activities that are critical to driving long-term value for stockholders.

(c) *Measuring Performance.* After the end of the fiscal year, the Board reviews our actual performance against each of the performance goals established at the outset of the year. The Board also makes an assessment of performance against the individual goals set at the outset of the year as well as each Named Executive Officer's performance in relation to any extraordinary events or transactions. The Board does not apply a rigid set of rules for determining the relative importance of these factors. The Board may emphasize or weight particular factors differently for each Named Executive Officer and differently for each fiscal year.

For 2012, the Board considered the above factors and, on December 26, 2012, awarded the following discretionary cash bonuses to our Named Executive Officers as follows: Mr. Reed — $800,000; Ms. Janik — $125,000; Mr. Davis — $350,000; and Ms. Sack — $140,000.

Employment Agreements

On March 6, 2012, the Board approved and we entered into an amendment to the existing employment agreement with each of our Named Executive Officers, other than Ms. Janik. These amendments provide for enhanced severance benefits upon the executive's involuntary termination of employment without "cause" or voluntary termination of employment for "good reason," in each case, within 18 months of the earlier to occur of the commencement of any discussion with any individual or entity that ultimately results in a "change in control" (as defined in the Incentive Plan) or the occurrence of a change in control transaction. The amendments also added voluntary termination of employment for "good reason" as an event that would entitle the executive to non-enhanced severance that is unrelated to a change of control. The amendments also clarify our approach to compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and make conforming and clarifying changes to each of such executive's restrictive covenants (such as non-competition, confidentiality and non-solicitation). No other changes were made to the existing employment agreements.

"**Cause**" is defined as: (a) a conviction of, guilty plea concerning or confession of any felony; (b) any act of dishonesty in connection with our business; (c) any uncured material breach by the executive of his or her employment agreement; (d) any material breach of any reasonable and lawful rule or directive from us; (e) the gross or willful neglect of duties or gross misconduct by the executive; or (f) the habitual use of drugs or habitual, excessive use of alcohol to the extent that any of such uses materially interferes with the performance of the executive's duties under his or her employment agreement.

"**Good reason**" is defined as the occurrence of any one or more of the following at any time during the executive's employment without the executive's written consent: (a) the failure to maintain the executive in the same or better position with us which the executive held immediately prior to a change in control, or the removal of Executive as a member of the Board; (b) a significant adverse change in the nature or scope of the executive's authorities, powers, functions, responsibilities or duties immediately prior to the change in control; (c) a reduction in the aggregate of the executive's base salary or annual cash bonus; (d) a reduction in the executive's long-term incentive compensation opportunity; (e) the termination or denial of the executive's rights to retirement or welfare benefits or a reduction in the scope or value of such benefits (other than any a reduction that is generally applicable to all employees); (f) any change of the executive's principal place of employment to a location more than 50 miles from the executive's principal place of employment immediately prior to a change in control; (g) any uncured failure to pay the executive any compensation when due; (h) the delivery to the executive of a written notice of the intent to terminate the executive's employment for any reason, other than cause or disability, regardless of when such termination is intended to become effective; or (i) any failure by us to comply with any provision of the executive's employment agreement.

The enhanced severance benefit consists of: (a) a monthly payment for a specified period (27 months for our Mr. Reed, 24 months for our Mr. Davis and 21 months for our Ms. Sack) equal to the executive's monthly base salary and average monthly bonus (the average of the last three annual cash bonuses, or, if three annual cash bonuses have not been paid to the executive, the average of such bonuses that have been paid to the executive, in each case, divided by 12); (b) a pro-rated annual cash bonus for the year that the executive's employment is terminated; (c) the accelerated vesting of any restricted stock awards that are unvested as of the date that the executive's employment is terminated; (d) up to six months of outplacement services immediately following the executive's termination of employment; and (e) up to 12 months of continued healthcare coverage.

The above description of the amendments is qualified in its entirety by the text of each respective amendment, which are attached as Exhibits 10.22, 10.23 and 10.25 to our Annual Report on Form 10-K filed on March 8, 2012.

Also on March 6, 2012, the Board approved and we entered into an employment agreement with Ms. Janik, our Senior Vice President and Chief Financial Officer. This employment agreement generally embodies the terms of that certain offer letter, dated December 23, 2008, filed as Exhibit 10.19 to our Annual Report on Form 10-K filed on March 13, 2009.

Under the employment agreement, Ms. Janik has the title of Senior Vice President and Chief Financial Officer and is entitled to continue to receive her current base salary at the annual rate of $275,000 ("Base Salary"). Ms. Janik is eligible to receive each fiscal year a bonus (for each such fiscal year, a "Bonus"), based on the achievement, as determined by the Board, of certain performance standards as agreed to by Ms. Janik and the Board. Such Bonus is payable in such combination of cash and shares of common stock of the Company ("Common Stock") as determined by the Board, under the GateHouse Media, Inc. Omnibus Stock Incentive Plan (or any similar or successor plan) (the stock portion of any such Bonus being a "Restricted Stock Grant"). The number of shares comprising any Restricted Stock Grant shall be determined by dividing the applicable portion of the Bonus being awarded in Common Stock by the fair market value (as determined by the Board) of the Common Stock on the date of grant. The cash portion of each Bonus shall be paid to Ms. Janik within a reasonable time after the end of the fiscal year, but in no event later than four months following completion of the fiscal year to which such Bonus relates ("Outside Payment Date"). The Restricted Stock Grant portion of each Bonus shall be made on such date as the Board determines in its discretion, though no later than the applicable Outside Payment Date. No Bonus in respect of any fiscal year will be due to Ms. Janik unless she is employed by us on the last day of the fiscal year in respect of which the Bonus is awarded. As described below, Ms. Janik's employment agreement has the same type of severance provisions as those that are in Ms. Sack's employment agreement.

The above description of Ms. Janik's employment agreement is qualified in its entirety by the text of such agreement, which is attached as Exhibit 10.24 to our Annual Report on Form 10-K filed on March 8, 2012.

Michael E. Reed

Mr. Reed is employed as our Chief Executive Officer pursuant to an employment agreement effective as of January 30, 2006, as amended on March 6, 2012. Under this agreement, he has the duties and responsibilities customarily exercised by the person serving as chief executive officer of our size and nature.

Pursuant to his employment agreement, which has an initial three-year term that automatically renews subject to the same terms and conditions for additional one-year terms unless either we or Mr. Reed gives notice of non-renewal within ninety days prior to the end of the term, Mr. Reed receives an annual base salary of

$500,000. Mr. Reed also is eligible for an annual, performance-based bonus. The agreement provides that Mr. Reed is eligible to receive an annual target bonus of $200,000 upon the achievement of certain performance goals agreed to by Mr. Reed and the Board. The bonus is payable in either our common stock or cash in the discretion of the Board, provided that no more than 50% of the bonus shall be payable in our common stock without Mr. Reed's approval.

Melinda A. Janik

On March 6, 2012, the Board approved and we entered into an employment agreement with Ms. Janik. This employment agreement is generally consistent with the prior offer letter between Ms. Janik and us. Under her employment agreement, Ms. Janik is entitled to receive a base salary of $275,000. Ms. Janik is also eligible to receive an annual bonus based on the achievement of certain performance requirements and satisfaction of a continuous employment requirement, as determined by the Board. Such annual bonus is payable in such combination of cash and shares of our common stock under the Incentive Plan, as determined by the Board. Ms. Janik will be entitled to all of the usual benefits offered to employees at the executive level, including vacation, sick time, participation in our medical, dental and insurance programs, as well as the ability to participate in our 401(k) retirement savings plan. We will also reimburse Ms. Janik for any expenses reasonably and necessarily incurred by her in furtherance of her duties under the employment agreement.

Ms. Janik's employment may be terminated (a) by us for "cause" (as such term is defined above); (b) by us at any time without "cause"; or (c) by Ms. Janik at any time. If Ms. Janik's employment with us is terminated by us for "cause," she shall not be entitled to any further compensation or benefits other than accrued but unpaid base salary and accrued and unused vacation pay through the date of such termination (collectively, the "Accrued Benefits").

If Ms. Janik's employment is terminated by us other than for "cause," and not within 18 months of a "change in control" (as such term is defined above), then she shall be entitled to, upon providing us with a signed release of claims and subject to Ms. Janik's continued compliance with restrictive covenants and confidentiality provisions of the employment agreement: (a) the Accrued Benefits, (b) an amount equal to 12 months base salary payable in the same manner as provided under the employment agreement, (c) any declared annual bonus not yet paid, and (d) continuation of her coverage under our medical plan for 12 months from the date of such termination. If Ms. Janik's employment is terminated by us without "cause" or Ms. Janik terminates her employment for "good reason" (as such term is defined above), in each case, within 18 months of the earlier to occur of the commencement of any discussion with any individual or entity that ultimately results in a change in control or the occurrence of a change in control transaction, Ms. Janik could become eligible to receive the same enhanced severance benefits described above in connection with the amendment to Ms. Sack's employment agreement.

Unless Ms. Janik breaches one of the restrictive covenants contained in the employment agreement, the payments described in the termination provisions in the employment agreement shall be paid over a period of 12 months commencing on the date of Ms. Janik's termination of employment with us; provided that if such termination is by Ms. Janik for "good reason" or occurs within 18 months of a "change in control," such payments shall be paid over a 21-month period.

Kirk Davis

Mr. Davis is employed as our President and Chief Operating Officer pursuant to an employment agreement effective as of January 9, 2009, as amended on March 6, 2012. Under this agreement, he has the duties and responsibilities customarily exercised by the person serving as president and chief operating officer of a company of our size and nature.

Pursuant to his employment agreement, which has no guaranteed term of employment or renewal provision, Mr. Davis' annual base salary shall be reviewed on an annual basis and adjusted in our sole discretion. Mr. Davis also is eligible for an annual bonus, based on the achievement, as determined by the Board in its sole discretion, of certain performance standards agreed to by Mr. Davis and the Board. Such bonus may be paid in such combination of cash and shares of our common stock as determined by the Board, in its sole discretion under the Incentive Plan (or any similar or successor plan).

Polly G. Sack

Ms. Sack is employed as our Senior Vice President, Secretary and General Counsel pursuant to an employment agreement effective as of May 17, 2006, as amended on March 6, 2012. Under this agreement, she has the duties and responsibilities customarily exercised by the person serving as chief legal officer of a company of our size and nature.

Pursuant to her employment agreement, which has no guaranteed term of employment or renewal provision, Ms. Sack's annual base salary shall be reviewed on an annual basis and adjusted in our sole discretion. Ms. Sack also is eligible for an annual, performance-based bonus, without a target level, based upon the achievement of certain performance goals agreed to by Ms. Sack and the Board. Such bonus may be a Restricted Stock Bonus as determined by the Board and without restriction as to the relative proportions of common stock or cash comprising such bonus. Ms. Sack's employment agreement also provided for the reimbursement of her reasonable relocation expenses.

General

The employment agreements with the Named Executive Officers are referred to collectively as the "**Employment Agreements**." Our Named Executive Officers have restrictive covenants in the Employment Agreements and/or their management stockholder agreements for our benefit relating to non-competition during the term of employment and for the one year period following termination of their employment for any reason. Each of the Employment Agreements also contains restrictive covenants relating to non-solicitation of our employees, directors, agents, clients, customers, vendors, suppliers or consultants during the term of employment and for the one year period following termination of their employment for any reason.

No Equity Compensation Granted During 2012 and No Outstanding Equity Awards at Fiscal Year-End

We did not grant any equity compensation to our Named Executive Officers during the fiscal year ending December 30, 2012. No equity awards were outstanding at the end of fiscal 2012.

Retirement Benefits

We maintain one defined benefit plan, the George W. Prescott Publishing Company Pension Plan (the "**Prescott Pension Plan**"). The Prescott Pension Plan benefits the employees of the George W. Prescott Publishing Company by providing funded, tax-qualified benefits up to the limits on compensation and benefits under the Internal Revenue Code. Benefits under the Prescott Pension Plan are funded by an irrevocable tax-exempt trust. An executive's benefits under the Prescott Pension Plan are payable from the assets held by a tax-exempt trust, and are based on earnings up to a compensation limit under the Internal Revenue Code (which was $230,000 in 2008).

Effective December 31, 2008, the Prescott Pension Plan was amended to freeze benefit accruals and participation. The only Named Executive Officer who has benefits in the Prescott Pension Plan is Mr. Davis. The terms and conditions below relate solely to participants in the Prescott Pension Plan.

The "Normal Retirement Benefit" is expressed as an annual single life annuity payable from normal retirement age for the remainder of his life. The benefit under the Prescott Pension Plan is equal to an amount equal to the sum of (i) and (ii):

(i) an amount equal to the product of:

(a) 0.5% of Mr. Davis' Average Compensation not in excess of the covered compensation base plus 1% of his Average Compensation in excess of the covered compensation base; and

(b) Mr. Davis' years of Accrued Service (not in excess of 40).

(ii) an amount equal to the product of:

(a) 0.67% of Mr. Davis' Average Compensation; and

(b) Mr. Davis' years of Accrued Service in excess of 40.

"Average Compensation" means the average of Mr. Davis' highest compensation paid during any five consecutive plan years of the ten plan years prior to December 31, 2008. "Compensation" means Mr. Davis' total compensation in a plan year, excluding any bonuses, any overtime payments, and employer contributions under the Prescott Pension Plan or under any other employee benefit plan of an affiliated company. Pay in excess of the Internal Revenue Code Section 401(a)(17) limit, is not considered. "Accrued Service" is the total number of years prior to January 1, 2009 (June 1, 2009 for IBT Union employees), during which the executive has completed at least 1,000 Hours of Service.

If Mr. Davis retires after reaching the age of 60 and has completed five years of vesting service, he is entitled to the benefit amount. However, the benefit amount will be reduced 0.56% for each month his retirement precedes his reaching the age of 65.

In the event Mr. Davis dies prior to the commencement of benefit payments, his spouse will be eligible for a death benefit protection. This provides that if Mr. Davis and spouse were married for at least one year prior to his date of death, then the spouse of Mr. Davis shall receive a survivor annuity which is equal to 50% of the pension Mr. Davis would have received had he retired on his date of death or age 60, if later, with a joint and 50% survivor annuity option.

If Mr. Davis dies after payment of his benefit under the Prescott Pension Plan has commenced, the death benefit payable, if any, shall be determined in accordance with the form in which the benefit was being paid. The pension benefit under the Prescott Pension Plan is reduced if paid before normal retirement age. The pension benefit is defined as a single life annuity. Optional annuity forms which are approximately equal in value are also available.

Potential Payments Upon Resignation, Termination or Change in Control

Each of our Named Executive Officers is entitled to receive amounts earned during his or her term of employment regardless of the manner in which the Named Executive Officer's employment is terminated. These amounts include accrued but unpaid base salary and accrued and unused vacation pay through the date of such termination (the "**Accrued Benefits**"). In addition, each of our Named Executive Officers may receive compensation under the terms of our Management Stockholder Agreements or the Incentive Plan, as well as under the terms of their respective employment agreements.

The Management Stockholder Agreements with each of Mr. Reed and Ms. Sack contains a call option exercisable at our discretion pursuant to which we may purchase the shares of non-forfeited common stock which are subject to the Management Stockholder Agreement upon termination of his or her employment for any reason (the "**Call Option**"). The amount we will pay is determined as follows: (a) in the case of a termination for cause, the lower of the purchase price of one thousand dollars ($1,000) per share or the fair market value (as determined by the Board) or (b) in the case of a termination for any reason other than cause, the fair market value (as determined by the Board).

Additionally, under the Incentive Plan, if a Named Executive Officer's employment is terminated for any reason, we will immediately repurchase any remaining unvested restricted shares at a price equal to the par value ($.01) per share (the "**Repurchase Obligation**").

Payments Made Upon Termination for Cause or Resignation without Good Reason

If the Named Executive Officer's employment is terminated by the Company for cause or he or she voluntarily resigns without "good reason" (as such term is defined above), he or she would not be entitled to any further compensation or benefits other than Accrued Benefits. The Named Executive Officer would also forfeit all unvested shares subject to his or her initial stock grant and any restricted stock bonuses and, in the case of termination due to an act of dishonesty committed in connection with our business, he or she would forfeit all shares subject to his or her initial stock grant and any restricted stock bonuses. Under the Management Stockholder Agreements, we may exercise our Call Option. Under the Incentive Plan, we will purchase any remaining unvested restricted shares pursuant to our Repurchase Obligation.

Payments Made Upon Termination without Cause or Termination for Good Reason Unrelated to a Change in Control

If the Named Executive Officer's employment is terminated by the Company other than for Cause or is terminated by the Named Executive Officer for "good reason" (as such term is defined above) unrelated to a Change in Control, in each case, not within 18 months of the earlier to occur of the commencement of any discussion with any individual or entity that ultimately results in a change in control or the occurrence of a change in control transaction (this period is referred to as the "Protection Period"), then he or she shall be entitled to:

(a) the Accrued Benefits;

(b) an amount equal to 12 months current base salary;

(c) the annual bonus, including any declared bonus not yet paid;

(d) continuation of health benefits at the same levels until the earlier of: (i) the time it takes the Named Executive Officer to become eligible for benefits from a new employer; or (ii) 12 months from the date of termination;

(e) the shares subject to the initial stock grant and any additional restricted stock bonuses that would have vested on the next anniversary date following the date of such termination, but in no event less than one-third (1/3) each of the shares to the initial stock grant and any additional restricted stock bonuses; and

(f) with respect to each of Mr. Reed and Ms. Sack only, under the Management Stockholder Agreement, we may exercise our Call Option.

Payments Made Upon Termination without Cause or Termination for Good Reason following a Change in Control

If the Named Executive Officer's employment is terminated by the Company other than for Cause or is terminated by the Named Executive Officer for Good Reason following a Change in Control, in each case within the Protection Period, then he or she shall be entitled to:

(a) the Accrued Benefits;

(b) an amount equal to:

i. with respect to Mr. Reed, 27 months Base Salary plus Average Monthly Bonus (as defined in the Employment Agreements) current base salary;

ii. with respect to Mr. Davis, 24 months Base Salary plus Average Monthly Bonus; and

iii. with respect to each of Ms. Janik and Ms. Sack, 21 months Base Salary plus Average Monthly Bonus.

(c) a pro-rated bonus for the year of termination;

(d) the vesting portion of the shares of any Restricted Stock Grant and the Initial Restricted Stock Grant, respectively, that are not vested as of the date of termination, if the date of termination is within 12 months of the Change in Control;

(e) up to 6 months of outplacement services;

(f) continuation of health benefits at the same levels until the earlier of: (i) the time it takes the Named Executive Officer to become eligible for benefits from a new employer; or (ii) 12 months from the date of termination; and

(g) the shares subject to the initial stock grant and any additional restricted stock bonuses that would have vested on the next anniversary date following the date of such termination, but in no event less than one-third (1/3) each of the shares to the initial stock grant and any additional restricted stock bonuses, if the date of termination is not within 12 months of the Change in Control; and

(h) with respect to each of Mr. Reed and Ms. Sack only, under the Management Stockholder Agreement, we may exercise our Call Option.

Payments Made Upon Resignation, Death or Disability

If the Named Executive Officer's employment is terminated by reason of voluntary resignation (other than a voluntary termination for good reason), death or Disability (as defined in the Employment Agreements), he or she would not be entitled to receive any further compensation or benefits other than the Accrued Benefits. If any Named Executive Officer fails to perform his or her duties as a result of Disability or incapacity, he or she shall continue to receive his or her Base Salary and all other benefits and all other compensation unless and until his or her employment is terminated. If the Named Executive Officer's employment is terminated by reason of death or Disability, we may exercise our Repurchase Obligation under the Incentive Plan. In addition, under the Management Stockholder Agreements, we may exercise our Call Option.

Under the Incentive Plan, if the Named Executive Officer's employment is terminated by reason of death or Disability, he or she shall be entitled to the restricted shares that would have vested on the next vesting date following the date of such termination. In addition, we will purchase any remaining unvested restricted shares pursuant to our Repurchase Obligation.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the "**Exchange Act**" requires our directors and executive officers, as well as each person or group holding more than 10% of our common stock, to file reports of ownership and changes in ownership of our equity securities with the SEC. During 2012, all of our directors, executive officers and persons or groups holding more than 10% of our common stock complied in a timely manner with the filing requirements of Section 16(a) of the Exchange Act. In making this statement, we relied solely on the written representations of our directors, executive officers and persons or groups holding more than 10% of our common stock and copies of the reports that they have filed with the SEC.

GateHouse Media®

Dear Fellow Shareholders:

During 2012 we made significant progress along the path of transforming our organization into a truly multi-media company, focusing on our primary strategic objectives, including growing our digital product portfolio, audience and revenues, stabilizing the core business, driving permanent expense reduction and redeploying some of those expenses toward growth initiatives that leverage our key assets and strengths. We experienced strong growth in digital revenues this year with an increase of 28.0% on a same store basis, and we saw some improvement in circulation revenues. While we continued to make progress on reducing core operating expenses, some of these cost savings were invested in new growth initiatives, particularly new digital service offerings. The year was not, however, without its challenges.

Total revenues were $491.0 million for the full year, a decrease of 5.0% over the prior year and 4.2% on a same store basis. Local print advertising, which was down $16.4 million, accounted for the majority of the decline in revenues along with print classified revenue. Continued secular pressures, a slow to recover economic environment for small businesses, foreclosure revenue delays and weak employment advertising all weighed heavily on our print advertising trends.

Despite some of the weak print advertising trends we experienced in 2012, we were able to mitigate a large portion of the print declines. Our digital advertising revenue grew 22.9% and our total digital revenues grew 28.0% during the year. Improving circulation trends, especially on Sunday, and strategic pricing initiatives resulted in growth in our circulation revenues for the full year for the first time since 2008. Lastly on revenue, commercial printing and other revenues stabilized during year and in fact, grew over the second half of the year.

Since the recession of 2008, we have been aggressively rightsizing the cost structure of the organization to offset revenue declines and this continued in 2012. After adjusting for one-time and non-cash items, our operating expenses declined 3.1% for the year on a same store basis. We continued to make progress on reducing core operating expenses, which were down about $20 million for the year. However, as I mentioned earlier, some of these cost savings were invested in new growth initiatives, particularly new digital service offerings. These new digital services extend our product offerings with the goal of capturing a greater portion of our advertising customers' marketing spend and reaching new customers. We believe these investments were sound and that the new digital products and services present growth opportunities in the years ahead.

As Adjusted EBITDA for the year was $81.0 million, a decrease of 9.1% on a same store basis, with a margin of 16.4%. Excluding the investments in new growth initiatives, As Adjusted EBITDA decreased only 2.1%. The Company's operating cash flow remains strong and our current liquidity position is healthy as we ended the year with over $34 million in cash and cash equivalents. However, we do have long-term debt that comes due in August of 2014 and we plan to explore alternatives to strengthen our capital structure.

While we obviously need to be highly focused on revenue growth and expense controls, we can't lose sight of the most important part of our business, our foundation, and that's our local content, which still plays an extremely important role in communities. We are the leading, and in many cases, the only, provider of comprehensive local content in print and online in the communities we serve and we will focus on providing even stronger local news in 2013. We understand the importance of our traditional business and the need to put in place measures that will help to stabilize our print advertising revenues while remaining diligent in our efforts to reduce the overall cost structure. Lastly, we will continue to focus on our key transformative objectives. Growing in the digital space will remain a primary objective and we expect to continue to invest in new digital products and the scaling of our digital offerings as we leverage our core assets.



Mike Reed
Chief Executive Officer

Forward-Looking Statements

We have included in this report and in our Annual Report on Form 10-K filed with the SEC forward-looking statements within the meaning of Section 27A of the Securities Act of 1935, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our operations and results of operations that are based on our current expectations, estimates and projections. Words such as "anticipates," "expects," "intends," "plans," "projects," "believe(s)," "will," "aim," "would," "seek(s)," "estimates" and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. We are not responsible for updating or revising any forward-looking statements, whether the result of new information, future events or otherwise, except as required by law.

Potential risks and uncertainties which could adversely affect our results include, without limitation, the following factors: (a) increased consolidation among advertisers or other events which may adversely affect business operations of major customers and depress the level of advertising; (b) a further economic downturn or a delayed economic recovery in some or all our principal markets leading to decreased circulation or advertising; (c) a decline or slowed growth in general newspaper readership and/or advertiser revenues as a result of competitive alternative media or other factors; (d) an increase in newsprint costs over the levels anticipated or any shortage in the availability of newsprint; (e) labor disputes which may cause revenue declines or increased labor costs, including the cost of benefits; (f) acquisitions of new businesses, and associated integration risks, or dispositions of existing businesses; (g) rapid technological changes and frequent new product introductions in electronic publishing and other areas of our business; (h) the levels of our borrowings; (i) our ability to successfully implement cost reduction and cash preservation plans; (j) an increase in interest rates; (k) our ability to maintain adequate liquidity and financing sources; (l) our ability to compete effectively in the local media industry; (m) the success or failure of our digital business and related initiatives and strategic realignments and undertakings; (n) increasing health care costs and (o) general economic, political and business conditions.

Non-GAAP Measures

As Adjusted EBITDA is a non-GAAP measure used by our senior management and Board of Directors to evaluate operating performance, cash flows and liquidity and are not calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). We define As Adjusted EBITDA as net income (loss) before interest, income tax expense (benefit), depreciation and amortization and other non-recurring or non-cash items such as non-cash compensation and non-recurring integration and reorganization costs. The non-GAAP measure referred to in this annual report should not be considered in isolation or as alternatives to income from operations, net income (loss), cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. For more detailed explanations of the assumptions, methodologies and a reconciliation to net income, please visit www.gatehousemedia.com/investors.

Same Store Results

Comparisons to the prior year were influenced by the number of days in the 2011 reporting period and by the sale of a group of weekly publications in suburban Chicago on October 1, 2012. Effective January 1, 2011, the Company's fiscal year changed to a 52 week (5-4-4 quarterly) operating year ending on the Sunday closest to December 31. In fiscal 2011, there was a 53rd week, falling in the fourth quarter, for approximately 60% of the business which was already on a 52 week reporting cycle. The Company estimated the impact of this change for better comparability year over year in reporting same store results. Also for same store reporting purposes the 2011 results only include nine months of the suburban Chicago weekly publications that were sold on October 1, 2012.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 30, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-33091

GateHouse Media, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**36-4197635**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
350 WillowBrook Office Park, Fairport, New York	**14450**
(Address of principal executive offices)	**(Zip Code)**

Telephone: (585) 598-0030

(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:
None

Securities Registered Pursuant to Section 12(g) of the Act:
Common stock, $0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant on June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $1.7 million. The market value calculation was determined using a per share price of $0.05, the price at which the registrant's common stock was last sold on the Over-the-Counter Bulletin Board System on such date. For purposes of this calculation, shares held by non-affiliates excludes only those shares beneficially owned by the registrant's executive officers, directors, and stockholders owning 10% or more of the registrant's outstanding common stock (and, in each case, their immediate family members and affiliates).

As of March 4, 2013, 58,077,031 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement, to be delivered to stockholders in connection with the registrant's 2013 annual meeting of stockholders, are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent described herein.

GATEHOUSE MEDIA, INC.
FORM 10-K
FOR THE YEAR ENDED DECEMBER 30, 2012

TABLE OF CONTENTS

Unless the context otherwise requires, in this report on Form 10-K:

- "2006 Credit Facility" refers to the first and second lien term loan credit facilities that were entered into on June 6, 2006, as amended;
- "2006 First Lien Facility" refers to the first lien term loan facility, comprising part of the 2006 Credit Facility, remaining after the repayment and termination of the second lien term loan credit facility;
- "2007 Credit Facility" refers to the amendment and restatement of the 2006 First Lien Facility that was entered into on February 27, 2007;
- "2007 Financings" refers to the financing transactions contemplated by the 2007 Credit Facility, the First Amendment and the Bridge Facility;
- "2008 Bridge Facility" refers to the Bridge Credit Agreement entered into with Barclays on February 15, 2008;
- "Agency Amendment" refers to the amendment to the 2007 Credit Facility that was entered into as of March 30, 2011;
- "Agent" refers to the Administrative Agent and Control Agent under the 2007 Credit Facility;
- "Barclays" refers to Barclays Capital;
- "Bridge Facility" refers to the bridge term loan credit facility that was entered into on April 11, 2007;
- "Copley" refers to The Copley Press, Inc.;
- "Copley Acquisition" refers to the acquisition by us of all the stock of certain wholly-owned subsidiaries of Copley and the acquisition by us of certain assets, and the assumption of certain liabilities, of Copley which, taken together, comprised Copley's midwest (Ohio and Illinois) operations and business;
- "CP Media" refers to CP Media, Inc. and its predecessor entities;
- "Enterprise" refers to Enterprise NewsMedia, LLC and its subsidiaries and predecessor entities;
- "First Amendment" refers to the amendment to the 2007 Credit Facility that was entered into on May 7, 2007;
- "Fortress" refers to Fortress Investment Group LLC and certain of its affiliates, including certain funds managed by it or its affiliates;
- "GAAP" refers to U.S. generally accepted accounting principles;
- "Gannett" refers to Gannett Co., Inc.;
- "Gannett Acquisition" refers to the acquisition by us of substantially all of the assets, and assumption of certain liabilities, of four daily newspapers and related publications and websites owned by Gannett in Rockford, Illinois; Utica, New York; Norwich, Connecticut; and Huntington, West Virginia;
- "GateHouse Media," "GateHouse," the "Company," "we," "our" and "us" refer to GateHouse Media, Inc. and its subsidiaries and predecessor entities;
- "Gleacher" refers to Gleacher Products Corp.;
- "IPO" refers to our initial public offering of 13,800,000 shares of common stock completed on October 30, 2006 (unless the context otherwise indicates, this does not include the 2,070,000 shares of common stock sold pursuant to the exercise of the underwriters' option to purchase additional shares on November 3, 2006);
- "Merger" refers to the June 6, 2005 merger pursuant to which FIF III Liberty Holdings LLC, a wholly-owned subsidiary of Fortress, merged with and into the Company, with the Company surviving the merger and Fortress becoming our principal and controlling stockholder;

- "Morris" refers to Morris Publishing Group;
- "Pro forma" refers to GateHouse after giving effect to (i) for the year ended December 31, 2007, the Copley Acquisition, the Gannett Acquisition and the 2007 Financings; (ii) for the year ended December 31, 2006, the Massachusetts Acquisitions, the Copley Acquisition, the Gannett Acquisition and the 2007 Financings;
- "Second Amendment" refers to the amendment to the 2007 Credit Facility that was entered into on February 3, 2009;
- "Second Waiver and Amendment" refers to the waiver of compliance with the leverage ratio covenant and amendment of 2008 Bridge Facility entered into on February 12, 2009;
- "SureWest" refers to SureWest Directories; and
- "SureWest Acquisition" refers to the acquisition by us of all the equity interests of SureWest.
- "Wells Fargo Bank" refers to Wells Fargo Bank, National Association (successor-by-merger to Wachovia Bank, National Association).

Any data set forth anywhere in this report on Form 10-K regarding the number of our products, circulation, facilities, markets or employees is as of December 30, 2012, unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

The following discussion of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and notes to those statements appearing in this report. The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors described in this report, including under the heading "Risk Factors" in Item 1A of this report, that could cause actual future growth, results of operations, performance and business prospects and opportunities to differ materially from those expressed in, or implied by, such forward looking information.

Certain statements in this report on Form 10-K may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our current views regarding, among other things, our future growth, results of operations, performance and business prospects and opportunities, as well as other statements that are other than historical fact. Words such as "anticipate(s)," "expect(s)", "intend(s)", "plan(s)", "target(s)", "project(s)", "believe(s)", "will", "aim", "would", "seek(s)", "estimate(s)" and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on management's current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. We can give no assurance that our expectations will be attained. Factors that could cause actual results to differ materially from our expectations include, but are not limited, to the risks identified by us under the heading "Risk Factors" in Item 1A of this report. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

PART I

Item 1. Business

General Overview

We are one of the largest publishers of locally based print and online media in the United States as measured by number of daily publications. We were incorporated in Delaware in 1997 for purposes of acquiring a portion of the daily and weekly newspapers owned by American Publishing Company. Our business model is to be the preeminent provider of local content, advertising and digital marketing services to the small and midsize markets we serve. Our portfolio of products, which includes 406 community publications, 342 related websites, 339 mobile sites and six yellow page directories, serves over 128,000 business advertising accounts and reaches approximately 10 million people on a weekly basis. All data contained in this report regarding the number of our products, circulation, facilities or employees is as of December 30, 2012, unless otherwise indicated.

Our core products include:

- 78 daily newspapers with total paid circulation of approximately 597,000;
- 237 weekly newspapers (published up to three times per week) with total paid circulation of approximately 307,000 and total free circulation of approximately 684,000;
- 91 "shoppers" (generally advertising-only publications) with total circulation of approximately 1.5 million;
- 342 locally focused websites and 339 mobile sites, which extend our franchises onto the internet and mobile devices with approximately 97 million page views per month; and
- six yellow page directories, with a distribution of approximately 488,000, that covers a population of approximately 1.2 million people.

In addition to our core products, we also opportunistically produce niche publications that address specific local market interests such as recreation, sports, healthcare and real estate. During the last twelve months, we created approximately 42 niche publications.

Our print and online products focus on the local community from both a content and advertising standpoint. As a result of our focus on small and midsize markets, we are usually the primary, and sometimes, the sole provider of comprehensive and in-depth local market news and information in the communities we serve. Our content is primarily devoted to topics that we believe are highly relevant and of interest to our audience such as local news and politics, community and regional events, youth sports, opinion and editorial pages, and local schools.

More than 86% of our daily newspapers have been published for more than 100 years and 100% have been published for more than 50 years. We believe that the longevity of our publications demonstrates the value and relevance of the local information that we provide and has created a strong foundation of reader loyalty and a highly recognized media brand name in each community we serve. As a result of these factors, we believe that our publications have high local audience penetration rates in our markets, thereby providing advertisers with strong local market reach.

We have a history of growth through acquisitions and new product launches. Since our inception, we have acquired 420 daily and weekly newspapers, shoppers and directories. Due to the weak economic backdrop over the past several years and tough financing market we have not done an acquisition since 2009 and instead have focused on transforming our business to a multi-media content and advertising business while maintaining our local orientation and pursuing cost reductions and de-levering opportunities. As part of our cost reduction efforts, we have engaged in a series of individual restructuring programs, designed primarily to right size our employee base, consolidate facilities and improve operations.

We operate in 330 markets across 21 states. A key element of our business strategy is geographic clustering of publications to realize operating efficiencies and provide consistent management practices. We share best practices across our organization, giving each publication the benefit of proven and executable revenue producing and cost saving initiatives. We regionally cluster functions such as ad composition, accounting and production and give each publication in a cluster access to top quality production equipment, which we believe enables us to cost-efficiently provide superior products and service to our customers. We are also centralizing certain functions across the entire company, particularly in the ad production and content areas in an effort to become more efficient and better serve our publications and customers. In addition, we believe that our size allows us to achieve economies of scale.

We believe that below average industry advertising revenue volatility is a result of our geographic diversity combined with our concentration of small markets. We have revenues coming from markets across 21 states, the large number of products we publish and our fragmented, diversified local advertising customer base. We also believe that local advertising tends to be less sensitive to economic cycles than national advertising because local businesses generally have fewer advertising channels in which to reach the local audience. We believe we are also less reliant than large metropolitan newspapers upon classified advertising, particularly the recruiting and real estate categories, which are generally more sensitive to economic conditions.

Industry Overview

We operate in what is sometimes referred to as the "hyper-local" or community market within the media industry. Media companies that serve this segment provide highly focused local content and advertising that is generally unique to each market they serve and is not readily obtainable from other sources. Local publications include community newspapers, websites, shoppers, traders, real estate guides, special interest magazines and directories. Due to the unique nature of their content, community publications compete for advertising customers with other forms of traditional media, including: direct mail, directories, radio, television, and outdoor advertising. We also compete with new digital and social media businesses for advertising customers. We believe that local print and online publications are the most effective medium for local retail advertising, which emphasizes the price of goods in an effort to move inventory on a regular basis, in contrast to radio, broadcast and cable, television, and the internet, which are generally used for image or branding advertising. In addition, we believe local print and online publications generally have the highest local audience penetration rates, which allows local advertisers to get their message to a large portion of the local audience.

Locally focused media in small and midsize communities is distinct from national and urban media delivered through outlets such as television, radio, metropolitan and national newspapers and the internet. Larger media outlets tend to offer broad based information to a geographically scattered audience, which tends to be more of a commodity. In contrast, locally focused media delivers a highly focused product that is often the only source of local news and information in the market it serves. Our segment of the media industry is also characterized by high barriers to entry, both economic and social. Small and midsize communities can generally only sustain one newspaper. Moreover, the brand value associated with long-term reader and advertiser loyalty, and the high start-up costs associated with developing and distributing content and selling advertisements, help to limit competition.

Advertising Market

The primary sources of advertising revenue for local publications are small businesses, corporations, government agencies and individuals who reside in the market that a publication serves. By combining paid circulation publications with total market coverage publications such as shoppers and other specialty publications (tailored to the specific attributes of a local community), local publications are able to reach nearly 100% of the households in a distribution area. As macroeconomic conditions in advertising change due to increasing internet and mobile usage and the wide array of available information sources, we have seen advertisers shift their focus to have a digital component to their local advertising strategy. To that end, in addition to printed products, the majority of our local publications have an online presence that further leverages the local brand, ensures higher penetration into the market, and provides a digital alternative for local advertisers.

Digital Media

The time spent online and on mobile devices each day by media consumers continues to grow and newspaper web and mobile sites offer a wide variety of content providing comprehensive, in-depth and up to the minute coverage of news and current events. The ability to generate, publish and archive more news and information than most other sources has allowed newspapers to produce some of the most visited sites on the internet. Newspaper websites have shown to be some of the most visited websites by online media news consumers.

We believe that our local publications are well positioned to capitalize on their existing market franchises and grow their total audience base by publishing proprietary local content digitally; via the internet, mobile websites and mobile applications. Local digital media include traditional classifieds, directories of business information, local advertising, databases, audience-contributed content and mobile applications. We believe this additional community-specific content will further extend and expand both the reach and the brand of our publications with readers and advertisers. We believe that building a strong local digital business extends the core audience of a local publication.

The opportunity created by the digital extension of the core audience makes local digital advertising an attractive complement for existing print advertisers, while opening up opportunities to attract new local advertisers that have never advertised with local publications. In addition, we believe that national advertisers have an interest in reaching buyers on a hyper-local level and, although they historically have not been significant advertisers in community publications, we believe the digital media offers them a powerful medium to reach local audiences. This opportunity is further enhanced by our behavioral targeting products which allow advertisers to reach specific demographics of our audience. We also plan to hire a new digital only sales force to focus on digital growth in key market DMAs.

Circulation

Overall daily newspaper print circulation, including national and urban newspapers, has been declining steadily over the past several years. Small and midsize local market newspapers have generally had smaller declines and more stability in their paid print circulation volumes due to the relevant and unique hyper-local news they produce. In addition, this unique and valuable hyper-local content allows smaller market newspapers to continue to raise prices, leading to stable circulation revenues.

Our Strategy

We plan to maximize our revenue and cash flow potential in the existing economic and industry climate through a combination of (i) organic growth in our existing portfolio, especially in our digital based products, (ii) taking advantage of cost reductions and de-leveraging opportunities, and (iii) the realization of economies of scale and operating efficiencies. Our goal is to transform from print centric to a truly multi-media business. The key elements of our strategy are:

Maintain Our Dominance in the Delivery of Proprietary Content in Our Communities. We seek to maintain our position as a leading provider of local content in the markets we serve and to leverage this position to strengthen our relationships with both readers and advertisers, thereby increasing penetration rates and market share. A critical aspect of this approach is to continue to provide local content that is not readily obtainable elsewhere and to be able to deliver that content to our customers across multiple print and digital platforms. We believe it is very important for us to protect the content from unauthorized users who use it for their own commercial purposes. We also believe it is important for us to develop subscription revenue streams from our digital content.

Strengthening our Balance Sheet and Managing our Operations. Our focus continues to be on strengthening our balance sheet and managing our operations. From an operations standpoint, we intend to continue to stabilize our core business, grow our digital business, and leverage our key assets and strengths to find new opportunities to grow. We will continue to invest in recruitment and training of our sales executives in order to train them to become multi-media sales staff as well as capture new or additional revenues and market share. With our revolving credit facility balance at zero and no amortization on our long term credit facility that matures in 2014, we believe that we have increased flexibility to use available cash generated from operations to invest in growing our business organically, strengthening our balance sheet and building liquidity.

In addition, we intend to continue to pursue permanent cost reductions on our controllable expenses and look for ways to manage inflationary pressures and to become more efficient.

Leverage Benefits of Scale and Clustering to Increase Cash Flows and Operating Profit Margins. Last year we changed our organizational structure to be more vertical by functional area in order to create greater focus and accountability. We intend to continue to take advantage of geographic clustering and company wide centralization of key functions to realize operating and economic efficiencies in areas such as labor, production, overhead, raw materials and distribution costs. We believe we will be able to increase our cash flows and expand our operating profit margins as we streamline and further centralize ad production and content purchasing, copy editing and other newsroom functions as well as administrative functions, and other duplicative functions completed in the field.

Increase Sales Force Productivity. We aim to continue to increase the productivity of our sales force and, in turn, help maximize advertising revenues. We also aim to create a multi-media sales culture and feel that is critical to our long term success. Our approach includes ongoing company-wide training of sales representatives and sales managers that focuses on strengthening their ability to gather relevant demographic information, to understand multi-media and product portfolio sales, to design effective customer presentations, price and package our product mixes appropriately, more effectively utilize time and improve close ratio on sales calls. Our training includes sharing "best practices" of our most successful account representatives. We regularly evaluate the performance of our sales representatives and sales management and implement contests and other incentive compensation programs. Our sales compensation structure emphasizes key digital growth areas and new customer generation. We also regularly evaluate our advertising rates to ensure we are maximizing revenue opportunities. We believe better accountability and measurement of our sales force, when combined with training and access to better demographic and marketing information, will lead to greater productivity and revenue from our sales force.

Introduce New Products or Modify Our Products to Enhance the Value Proposition for Our Advertisers. We believe that our established positions in local markets, combined with our publishing and distribution capabilities, allow us to develop and customize new products to address the evolving interests and needs of our readers and advertisers. These products are often specialty publications, print and digital, that address specific interests such as employment, healthcare, hobbies and real estate. In addition, we intend to capitalize upon our unique position in local markets to introduce other marketing oriented products such as directories, magazines, shoppers and other niche publications in both online and print to further enhance our value to advertisers. We are actively developing web and mobile products, including deal platforms, digital service offerings, mobile websites and applications, and continue to expand the number of locations offering behavioral targeted advertising. We are also looking at developing new businesses by leveraging our core strengths that have the potential to grow beyond our existing markets.

Pursue a Content-Driven Digital Strategy. We believe that we are well-positioned to increase our digital penetration and generate additional online audience and revenues due to both our ability to deliver unique local content and our relationships with readers and advertisers. We believe this presents an opportunity to increase our overall audience penetration rates and drive additional subscription revenues in each of the communities we serve. We expect that centralizing our technology and building a network of websites will allow us to aggregate classified advertisements and build online classified products in areas such as real estate, automotive and recruitment. We also have the ability to sell online display advertising and online video advertising locally and nationally. Finally, we intend to share resources across our organization in order to give each of our publications access to technology, online management expertise, content and advertisers that they may not have been able to obtain or afford if they were operating independently.

Products

Our product mix consists of four publication types: (i) daily newspapers, (ii) weekly newspapers, (iii) shoppers and (iv) niche publications. Most of these publications have a digital presence as discussed in the following table. Some of the key characteristics of each of these types of publications are also summarized in the table below.

	Daily Newspapers	**Weekly Newspapers**	**Shoppers**	**Niche Publications**
Cost:	Paid	Paid and free	Paid and free	Paid and free
Distribution:	Distributed four to seven days per week	Distributed one to three days per week	Distributed weekly	Distributed weekly, monthly or on annual basis
Format:	Printed on newsprint, folded	Printed on newsprint, folded	Printed on newsprint, folded or booklet	Printed on newsprint or glossy, folded, booklet, magazine or book
Content:	50% editorial (local news and coverage of community events, some national headlines) and 50% ads (including classifieds)	50% editorial (local news and coverage of community events, some national headlines for smaller markets which cannot support a daily newspaper) and 50% ads (including classifieds)	Almost 100% ads, primarily classifieds, display and inserts	Niche content and targeted ads (e.g., Chamber of Commerce city guides, tourism guides and special interest publications such as, seniors, golf, real estate, calendars and directories)
Income:	Revenue from advertisers, subscribers, rack/box sales	*Paid:* Revenue from advertising, subscribers, rack/box sales *Free:* Advertising revenue only, provide 100% market coverage.	*Paid:* Revenue from advertising, rack/box sales *Free:* Advertising revenue only, provide 100% market coverage	*Paid:* Revenue from advertising, rack/box sales *Free:* Advertising revenue only
Internet Availability:	Maintain locally oriented websites, mobile sites and mobile apps, for select locations	Major publications maintain locally oriented websites and mobile sites for select locations	Major publications maintain locally oriented websites	Selectively available online

Overview of Operations

We operate in three publication groups: Small Community Newspapers, Metros and Large Daily Newspapers. A list of our dailies, weeklies, shoppers and websites in each of our publication groups is included under "List of Our Dailies, Weeklies, Shoppers, Websites and Directories" in this report. We also operate over 342 related websites and 339 mobile sites.

The following table sets forth information regarding our publications.

Operating Group	Number of Publications			Circulation (1)		
	Dailies	Weeklies	Shoppers	Paid	Free	Total Circulation
Small Community Newspapers	59	106	72	342,771	1,193,197	1,535,968
Metro Newspapers	7	127	7	284,921	493,720	778,641
Large Daily Newspapers	12	4	12	276,668	501,782	778,450
Total	78	237	91	904,360	2,188,699	3,093,059

(1) Circulation statistics are estimated by our management as of December 30, 2012, except that audited circulation statistics, to the extent available, are utilized as of the audit date.

Small Community Newspaper Group. Our Small Community Newspaper group encompasses publications typically located in communities have a population less than 35,000 people, in the states of Illinois, Missouri, Kansas, Michigan, California, Minnesota, Arkansas, New York, Louisiana, Pennsylvania, West Virginia, Colorado, Nebraska, Oklahoma, North Dakota, Tennessee, and Iowa. There are a total of 59 daily newspapers, 106 weekly newspapers and 72 shoppers. In addition to a good geographic mix, we benefit from a diverse economic and employment base across this group.

From the western shore of Lake Michigan to the eastern shore of the Mississippi River and running over 400 miles north to south, Illinois is a picture of manufacturing, agricultural and recreational diversity. Coupled with major daily newspapers from our Large Daily Newspaper Group in Rockford, Peoria, and the state capital of Springfield, we are the largest publishing company in Illinois. 20 paid daily newspapers, 31 paid weekly newspapers, and 20 shoppers provide inclusive coverage across the state which are further supported by four print production facilities.

La Junta in the southeastern part of the state represents the Colorado properties. Along with La Junta we also serve Bent County and Fowler and produce the weekly agricultural newspaper, *The Ag Journal.*

We are represented in California by two daily newspapers in Ridgecrest and Yreka, five paid weekly papers in Dunsmuir, Mt. Shasta, Weed, Gridley and Taft, and five shoppers in Gridley, Mt. Shasta, Ridgecrest and Yreka. These publications reach from northern California through the southern desert and China Lake naval base in Ridgecrest.

The greatest concentration of circulation and market presence in Missouri is in the northern part of the state where we operate seven daily newspapers and four weekly newspapers and five shoppers. We serve the 22,000 square mile area from Hannibal, on the state's eastern border, to the western border and from Columbia in the south to the Iowa border in the north. Local employers include the University of Missouri and other colleges, local and federal governments, State Farm Insurance and 3M.

Our southern Missouri operations are clustered around Lake of the Ozarks and Joplin. Located midway between Kansas City and St. Louis and approximately 90 miles from Springfield, Missouri, our three daily newspapers, seven weekly newspapers and three shoppers that serve the Lake of the Ozarks area reach approximately 165,000 people.

Located in southwest Missouri and southeast Kansas is our Joplin cluster with three daily and four weekly newspapers and four shoppers, serving a population of approximately 170,000. There are several colleges and universities in the area, a National Guard Fort, several large medical centers and a diverse mix of retail businesses, including the 120-store Northpark Mall.

This group also includes our Kansas City cluster with six publications (two daily and two weekly newspapers and two shoppers) located in the eastern Kansas cities of Leavenworth and Lansing and on the

Missouri side, Independence and Blue Springs. The *Leavenworth Times* was one of our original daily newspapers and the balance of the cluster was acquired afterward. In addition, we secured the military publication, *The Fort Leavenworth Lamp*, in Fort Leavenworth. The Kansas City cluster is home to several prominent companies, including Hallmark, H&R Block, Interstate Bakeries, and the University of Kansas.

The Wichita cluster consists of three dailies, six weeklies and three shoppers in the towns of Andover, Augusta, El Dorado, Pratt, Wellington, Newton and McPherson near Wichita, Kansas. The clustering of the small dailies in this area allows the group to sell advertisers a package providing access to multiple communities. Major aircraft manufacturers Boeing, Bombardier, Cessna and Raytheon have facilities nearby and McConnell Air Force Base is a major component of the local economy.

We also have clusters in and around Grand Forks, North Dakota (home to the Grand Forks Air Force Base and the University of North Dakota) and near Mason City, Iowa, where Cargill, ConAgra, Kraft, Winnebago and Fort Dodge Animal Health, a division of Wyeth, each maintain significant operations.

We are represented in southwestern Minnesota through seven paid weekly newspapers and four shoppers. St. James, Redwood Falls, Sleepy Eye, Granite Falls, Cottonwood, Wabasso, and Montevideo are all communities with populations of 10,000 and under. These papers represent the primary local news and information source for these communities.

In Louisiana, we have an operating cluster in the southwestern part of the state, located between Lake Charles and Alexandria. This cluster consists of five publications located in the cities of Leesville, Sulpher, DeRidder and Vinton. Local employers include major manufacturers such as Alcoa, Firestone, International Paper and Proctor & Gamble.

Our Baton Rouge cluster consists of four weeklies and three shoppers in the southeastern Louisiana cities of Donaldsville, Gonzales, and Plaquemine. Numerous petrochemical companies such as BASF, Exxon Mobil and Dow Chemical, plus universities including Louisiana State, support the local economies.

In southwestern New York, our operations are centered around five publications based in Steuben County. In Corning, *The Leader*, a 7,709 circulation daily newspaper, dominates the eastern half of the county and shares its hometown namesake with Corning Incorporated. The Hornell *Evening Tribune* circulates daily throughout the western half of the county. Situated directly between these two dailies in the county seat of Bath is the 10,850 circulation *Steuben Courier*, a free-distribution weekly. The *Pennysaver Plus*, a standalone shopper, solidifies this flagship group.

We also have a strong presence in the print advertising markets in three other New York counties that surround Steuben. In Allegany County to the west, the *Wellsville Daily Reporter* and its shopper, the *Pennysaver Plus*, cover most households. In Livingston County to the north, the *Pennysaver Plus* and the *Genesee Country Express* complement one another with combined circulation of 11,814. In Yates County to the north and east, *The Chronicle-Express* and *Chronicle Ad-Visor* shopper distribute weekly to over 15,000 households centered around the county seat of Penn Yan.

In nearby Chemung County, the 20,000 circulation *Horseheads Shopper* anchors our presence in this area. The majority of the southwestern New York cluster parallels Interstate 86 across the central southern tier of New York State, which is benefiting from continued improvement and expansion under an omnibus federal highway appropriations bill. Moreover, the cluster has several colleges and universities nearby, including Cornell University, Ithaca College, Elmira College and Houghton College.

Our Honesdale cluster, approximately 30 miles from Scranton, Pennsylvania, consists of seven publications in the cities of Carbondale, Honesdale and Hawley, Pennsylvania, along with Liberty, New York, located just across the Delaware River to the east. The cluster was created from our daily and shopper operations in

Honesdale and later supplemented by our acquisition of weeklies and shoppers in Carbondale and Liberty. Local employers include General Dynamics, Blue Cross/Blue Shield, Commonwealth Telephone and various colleges and universities, medical centers and governmental agencies.

Our Pennsylvania/West Virginia cluster includes dailies in Waynesboro, Pennsylvania, Keyser and Ripley, West Virginia. We also have two weeklies throughout the group and a commercial printing operation in Ravenswood, West Virginia.

We have a strong presence in southern Michigan where five of our dailies, Adrian, Coldwater, Holland, Hillsdale and Sturgis, along with two weeklies and seven shoppers blanket the southern tier of the state and into Indiana. The 14,237 circulation *Holland Sentinel* is the flagship publication of the group. This area has several large employers, including Delphi, ConAgra, Tecumseh Products, Kellogg, JCI, Herman Miller, Hayworth, Gentex, Jackson State Prison, and a number of colleges and universities.

The communities we serve in the Small Community Newspaper group are largely rural but also support educational institutions, government agencies (including prisons and military bases), tourism, veterinary medicine and ethanol and agricultural chemical manufacturing. The area also maintains automotive (including recreational vehicles), boat, home construction products and furniture manufacturing sectors.

The following table sets forth information regarding the number of publications and production facilities in the Small Community Newspaper Group:

	Publications			Production Facilities
State of Operations	**Dailies**	**Weeklies**	**Shoppers**	
Illinois	15	31	13	2
Missouri	13	15	12	5
Kansas	5	10	7	1
Michigan	8	2	10	4
California	2	5	5	1
Minnesota	1	8	6	0
Arkansas	3	11	0	2
New York	3	4	7	0
Louisiana	1	8	4	1
Pennsylvania	2	4	2	2
West Virginia	1	2	2	2
Colorado	1	3	0	1
Nebraska	0	2	2	0
Oklahoma	2	0	1	2
North Dakota	1	0	1	1
Tennessee	1	0	0	0
Iowa	0	1	0	0
Total	59	106	72	24

Metro Newspaper Group. Our Metro Newspaper Group includes publications that are typically within 50 miles of a metropolitan area with total population greater than 1.0 million people in the states of Massachusetts, New York, and Delaware. We are one of the largest community newspaper publishers in Massachusetts by number of daily publications and quite a large concentration of weekly newspapers, serving 113 communities in markets across eastern Massachusetts. The three largest daily newspapers in this region are: *The Patriot Ledger* (founded in 1837 with circulation of 33,903), the *Enterprise* (founded in 1880 with circulation of 19,942) and the *MetroWest Daily News* (founded in 1897 with circulation of 16,022). We also have over 160 web sites, with more than 3.5 million average combined monthly unique visitors in Massachusetts.

Many of the towns within our Massachusetts were founded in the 1600s and our daily and weekly newspapers in the region have long been institutions within these communities. In fact, our Massachusetts publications have 31 daily and weekly newspapers that are over 100 years old. The Boston DMA is the seventh largest market in the United States with 2.4 million households and 6.2 million people, and ranks first nationally in concentration of colleges and universities. Massachusetts has more than one million households in the region earning greater than $75,000, and a substantial homeownership rate. We reach 1.7 million readers in the eastern Massachusetts market. Eastern Massachusetts is also an employment center for technology, biotechnology, healthcare and higher education.

In New York we maintain a combination of 16 publications in Suburban Rochester that span four counties and have a combined circulation of 121,533. This market has a tourism industry and is known for boutique wineries and recreational activities. The flagship of Messenger Post Media is the 6,878 circulation *Daily Messenger* in Canandaigua.

The Delaware cluster publishes six weekly newspapers, one shopper, and various specialty papers that cover most of the state of Delaware, and range from suburban Wilmington in the north to Georgetown, Delaware at the south end of the state. The weekly *Express* shopper serves nearly all of lower Delaware and a good portion of the Eastern Shore of Maryland. Circulation for the cluster is primarily free, and totals approximately 80,645 weekly.

The following table sets forth information regarding the number of publications and production facilities in the Metro Newspaper Group:

	Publications			Production Facilities
State of Operations	**Dailies**	**Weeklies**	**Shoppers**	
Massachusetts	6	110	2	2
New York	1	11	4	1
Delaware	0	6	1	1
Total	7	127	7	4

Large Daily Newspaper Group. Our Large Daily Newspaper Group includes publication clusters in communities that typically have more than 35,000 people and are greater than 50 miles from a major metropolitan area. These publications are in Illinois, New York, Ohio, and Connecticut with a total of 12 daily newspapers, 4 weekly newspapers and 12 shoppers. In addition to a good geographic mix, we benefit from a diverse economic and employment base across this group.

Approximately 85 miles to the west of Chicago, Illinois is the *Rockford Register Star* supported by its 41,532 daily paid circulation base and its TMC product *The Weekly,* with six zoned editions. The *Rockford Register Star* operates successful web sites that have more than 747,000 average monthly unique visitors.

The Journal (Freeport, IL) Standard is published Tuesdays through Sundays. The newspaper's coverage area includes Caroll, Jo Daviess, Ogle and Stephenson counties. The newspaper has a daily circulation of 7,713 and a Sunday circulation of 9,177. The Journal Standard also publishes a website *journalstandard.com* and receives a monthly average of 1.1 million page views and monthly unique visitors over 105,000.

The *Peoria Journal Star* with its daily paid circulation of 58,319 is the dominant newspaper in Peoria, Tazewell and Woodford Counties and is also distributed in an additional 17 surrounding counties. There are two shoppers – *JS Shopper* and *Pekin Extra* – which have a combined weekly circulation of 64,973. The Peoria facility provides print services to our neighboring GateHouse Media publications and commercial printing for Lee Enterprises' *The Pantagraph.* The market includes manufacturing facilities for Caterpillar and Komatsu, and higher education at Bradley University, Illinois Central College and Midstate College. Peoria has a large medical community including OSF Healthcare, Methodist Medical Center, Proctor Hospital, University Of Illinois

College Of Medicine and St. Jude Children's Hospital Midwest Affiliate. It has agricultural facilities Archer Daniels Midland, LG Seeds and the USDA Ag Lab. The *Journal Star* has pjstar.com and pjstar.mobi with combined page views of over 9.1 million per month. The combined average monthly unique visitors are over 705,000.

The Springfield *State Journal-Register* with a daily paid circulation of 43,093 and a Sunday paid circulation of 35,861 covers the state capital of Illinois. The daily paid circulation includes a branded edition of 3,343 of the Lincoln Courier. *The State Journal-Register* also has successful web sites with monthly unique visitors of more than 1.1 million.

The Ohio cluster is anchored in Canton, Ohio and covers Stark and Tuscarawas Counties. It is comprised of three daily newspapers, one weekly publication and two shoppers. *The Repository* is a 53,338 daily newspaper that covers the entire area of Stark County. *The Dover New Philadelphia Times Reporter* is a 17,271 daily publication located 40 miles south of Canton in Tuscarawas County. *The Massillon Independent* is an 8,849 circulation daily that circulates in western Stark County. *The Suburbanite* is a 32,600 weekly publication that circulates in the affluent northern Stark County area. The Ohio cluster has very successful web sites with more than 1.4 million combined monthly unique visitors. Together the newspapers and web sites dominate their local markets.

The Central New York cluster is anchored by the *Observer-Dispatch* in Utica New York which has circulation of 29,883 Daily and 34,887 Sunday subscribers. The Utica operations include one daily and two shoppers and a weekly newspaper in Hamilton. Utica also has web sites with combined monthly unique visitors of more than 454,000. Other dailies in this group are located in Herkimer and Little Falls. The Utica and Herkimer County operations take advantage of numerous synergies in printing, circulation, and advertising.

Our Norwich, Connecticut publication diversifies the Large Daily Newspapers as the eastern Connecticut economy differs from the nation and New England markedly. Primary economic drivers include casinos, military submarine manufacture and pharmaceutical research. Major industrial employers in the region include General Dynamics, Pfizer, Dow Chemical, Dominion Resources and the United States Navy.

The following table sets forth information regarding the number of publications and production facilities in the Large Daily Newspaper Group:

	Publications			Production Facilities
State of Operations	**Dailies**	**Weeklies**	**Shoppers**	
Illinois	5	0	7	2
New York	3	2	2	0
Ohio	3	1	2	2
Connecticut	1	1	1	0
Total	12	4	12	4

Directories

The core of our directory portfolio is comprised of the three yellow page directories, which are located in and around the Sacramento, California area, primarily in Roseville, California. The three directories have an aggregate circulation of approximately 408,000 and service Roseville, Auburn/Grass Valley/Nevada City and Folsom/El Dorado/Placerville, reaching four counties within the Sacramento region.

Our SureWest portfolio is highlighted by the Roseville directory. The Roseville directory is the incumbent (with a circulation of approximately 250,000) and has served the local Roseville community for over 95 years and has achieved more than 50% market share.

We also own three additional directories including two Michigan and Indiana phone guides servicing St. Joseph County, Michigan and LaGrange County, Indiana, and Branch County, Michigan and Steuben County, Indiana, respectively, and a yellow page directory based in Mt. Shasta, California.

Revenue

Our operations generate three primary types of revenue: (i) advertising, (ii) circulation (including home delivery subscriptions, single copy sales and digital subscriptions) and (iii) other (primarily commercial printing). In 2012, these revenue streams accounted for approximately 68%, 27% and 5%, respectively, of our total revenue. The contribution of advertising, circulation and other revenue to our total revenue in 2012, 2011 and 2010 was as follows:

	Year Ended December 30, 2012	Year Ended January 1, 2012	Year Ended December 31, 2010
		(In thousands)	
Revenue:			
Advertising	$331,419	$357,629	$386,069
Circulation	133,358	133,571	135,691
Commercial printing and other	26,187	25,763	26,057
Total revenue	$490,964	$516,963	$547,817

Advertising

Advertising revenue, which includes revenue generated from online and mobile products, is the largest component of our revenue, accounting for approximately 68%, 69% and 70% of our total revenue in 2012, 2011 and 2010, respectively. We categorize advertising as follows:

- Local Retail—local retailers, local stores for national retailers, grocers, drug stores, department and furniture stores, local financial institutions, niche shops, restaurants and other consumer related businesses.
- Local Classified—local employment, automotive, real estate, legal, obituaries and other advertising.
- Online—banner, display, classified, behavioral targeting, audience extension, search and other advertising on websites or mobile devices.
- National—national and major accounts such as wireless communications companies, airlines and hotels.

We believe that our advertising revenue tends to be less volatile than the advertising revenue of large metropolitan and national print media because we rely primarily on local, rather than national, advertising and we have less exposure to classified revenue than others within our industry. We generally derive 95% or more of our advertising revenue from local advertising (local retail, local classified and online) and less than 5% from national advertising. We believe that local advertising tends to be less sensitive to economic cycles than national advertising because local businesses generally have fewer effective advertising channels through which they may reach their customers. We are also less reliant than large metropolitan newspapers upon classified advertising, particularly the recruiting and real estate categories, which are generally more sensitive to economic conditions.

Our advertising rate structures vary among our publications and are a function of various factors, including local market conditions, competition, circulation, readership and demographics. Our corporate management works with our local newspaper management to approve advertising rates and a portion of our publishers' incentive compensation is based upon growing advertising revenue. Our sales compensation program emphasizes digital and new business growth. We share advertising concepts throughout our network of publishers and advertising directors including periodic special section programs, enabling them to utilize advertising products and sales strategies that are successful in other markets we serve.

Substantially all of our advertising revenue is derived from a diverse group of local retailers and local classified advertisers, resulting in very limited customer concentration. No single advertiser accounted for more than 1% of our total revenue in 2010, 2011 or 2012 and our 20 largest advertisers account for less than 5% of total revenue.

Our advertising revenue tends to follow a seasonal pattern, with higher advertising revenue in months containing significant events or holidays. Accordingly, our first quarter, followed by our third quarter, historically are our weakest quarters of the year in terms of revenue. Correspondingly, our second fiscal quarter, and fourth fiscal quarter, historically are our strongest quarters. We expect that this seasonality will continue to affect our advertising revenue in future periods.

We have experienced declines in advertising revenue over the past few years, due primarily to a combination of the economic recession and secular pressures on the business. We continue to search for organic growth opportunities, specifically in our digital advertising and ways to stabilize print revenue declines through new product launches and pricing.

Circulation

Our circulation revenue is derived from home delivery sales to subscribers, single copy sales at retail stores and vending racks and boxes, and digital subscriptions. We own 78 paid daily publications that range in circulation from approximately 500 to over 61,000 and 188 paid weekly publications that range in circulation from approximately 100 to 19,000. Circulation revenue accounted for approximately 27%, 26% and 25% of our total revenue in 2012, 2011 and 2010, respectively.

Subscriptions are typically sold for three to twelve-month terms and often include promotions to extend the average subscription period or convert someone to become a subscriber. We also provide bundled print and digital subscriptions and employ pay meters at most of our daily publications. We implement marketing programs to increase readership through subscription and single copy sales, including company-wide and local circulation contests, direct mail programs, door-to-door sales and strategic alliances with local schools in the form of "Newspapers in Education" programs. In addition, since the adoption of the Telemarketing Sales Rule by the Federal Trade Commission in 2003, which created a national "do not call" registry, we have increased our use of "EZ Pay" programs, direct mail campaigns, door to door sales, kiosks, sampling programs, in-paper promotions and online promotions to increase our circulation.

We encourage subscriber use of EZ Pay, a monthly credit card charge or direct bank debit payment program, which has led to higher retention rates for subscribers. We also use an active stop-loss program for all expiring subscribers. Additionally, in order to improve our circulation revenue and circulation trends, we periodically review the need for quality enhancements, such as:

- Increasing the amount of unique hyper-local content;
- Increasing the use of color and color photographs;
- Improving graphic design, including complete redesigns;
- Developing creative and interactive promotional campaigns; and
- Improving customer service and company wide customer retention efforts.
- Better use of demographic data to specifically target pricing and customer acquisition opportunities.

We believe that our unique and valuable hyper-local content allows us to continue to produce products of great relevance to our local market audiences. This allows us to be able to periodically raise prices, both for home delivery and on a single copy basis, resulting in increased circulation revenues. We also believe this hyper-local unique content will allow us to find ways to grow circulation revenues from our wide array of digital products.

Other

We provide commercial printing services to third parties on a competitive bid basis as a means to generate incremental revenue and utilize excess printing capacity. These customers consist primarily of other publishers that do not have their own printing presses and do not compete with our publications. We also print other commercial materials, including flyers, business cards and invitations. Other sources of revenue, including commercial printing, accounted for approximately 5%, 5% and 5% of our total revenue in 2012, 2011 and 2010, respectively.

Printing and Distribution

We own and operate 32 print facilities. Our print facilities produce 10 publications on average and are generally located within 60 miles of the communities served. By clustering our production resources or outsourcing where cost beneficial, we are able to reduce the operating costs of our publications while increasing the quality of our small and midsize market publications that would typically not otherwise have access to high quality production facilities. We also believe that we are able to reduce future capital expenditure needs by having fewer overall pressrooms and buildings. We believe our superior production quality is critical to maintaining and enhancing our position as the leading provider of local news coverage in the markets we serve.

The distribution of our daily newspapers is typically outsourced to independent, locally based, third-party distributors that also distribute a majority of our weekly newspapers and non-newspaper publications. We continuously evaluate lower cost options for newspaper delivery. In addition, certain of our shopper and weekly publications are delivered via the U.S. Postal Service.

Newsprint

We are a member of a consortium which enables our local publishers to obtain favorable pricing when investing in newsprint by going to local mills at reduced rates negotiated by the consortium. As a result, we have generally been able to purchase newsprint at a price of $10 to $12 per metric ton below the market price. In addition we have an agreement with a newsprint vendor to supply certain of our properties with all their newsprint requirements at a fixed price. We generally maintain a 45 to 55 day inventory of newsprint. Newsprint is a readily available commodity.

Historically, the market price of newsprint has been volatile, reaching a high of approximately $823 per metric ton in 2008 and a low of $410 per metric ton in 2002. The average market price of newsprint during 2012 was approximately $667 per metric ton.

In 2012 we consumed approximately 41,400 metric tons of newsprint (inclusive of commercial printing) and the cost of our newsprint consumption totaled approximately $27.7 million. Our newsprint expense typically averages less than 10% of total revenue, which we believe generally compares favorably to larger, metropolitan newspapers.

For our 2011and 2012 purchases of newsprint we negotiated a fixed price for approximately 75% of our newsprint tons which allowed us to eliminate some of the volatility of the market price.

Competition

Each of our publications competes for advertising revenue to varying degrees with traditional media outlets such as direct mail, yellow pages, radio, outdoor advertising, broadcast and cable television, magazines, local, regional and national newspapers, shoppers and other print and online media sources, including local blogs. We also increasingly compete with new digital and social media companies for advertising revenue. However, we believe that barriers to entry remain high in many of the markets we serve in terms of being the preeminent source for local news and information therein, because our markets are generally not large enough to support a second newspaper and because our local news gathering infrastructures, sales networks and relationships would be time consuming and costly to replicate. We also have highly recognized local brand names and long histories in the towns we serve.

We also provide our readers with community-specific content, which is generally not available from other media sources. We believe that our direct and focused coverage of the market and our cost effective advertising rates relative to more broadly circulated metropolitan newspapers allow us to tailor an approach for our advertisers. As a result, our publications generally capture a large share of local advertising in the markets they serve.

The level of competition and the primary competitors we face vary from market to market. Competition tends to be based on market penetration, demographic and quality factors, as opposed to price factors. The competitive environment in each of our operating regions is discussed in greater detail below.

Small Community Newspaper Group. The Small Community Newspaper Group operates in 165 markets and we believe our publications are the dominant print advertising media in the vast majority of these markets. There are radio stations in or within 20 miles of every market in which we operate, but we do not believe that any of these radio station operators pose a significant competitive threat to our publications. Yellow page advertising is prevalent in all of our markets with either a local phone book or a regional phone book. We believe that, in most cases, yellow page advertising is geared more towards the professional services advertisers such as attorneys and doctors and not the local retail advertisers, as is the focus with our non-directory publications. Lee Enterprises has the *Southern Illinoisan* that is located in Carbondale. This is a regional newspaper that competes with our dailies in Marion, Benton, West Frankfort and DuQuoin. In all four of these cases, we believe our publications are the dominant local daily, but do compete on a regional basis with the larger dailies. We also compete with shoppers or weekly newspapers. This competition comes from small independent operators and is not significant. We have very little television competition in this group because of our geographic location in relation to major markets. There are no local television affiliates in our markets.

In the southern regions of this group we believe our publications are generally the dominant media in those markets. Our major competition comes from regional daily newspapers, specifically: *The Advocate* in Baton Rouge, Louisiana; *The American Press* in Lake Charles, Louisiana; *The Joplin Globe*; and the *Wichita Eagle*. We also face competition from numerous other daily and weekly papers, local radio stations, shopping guides, directories and niche publications.

In the Northeast market we believe our publications are generally the dominant media. The competition we face in this region are from major newspaper companies: daily newspapers owned by Gannett Company, Inc. (*The Star-Gazette* in Elmira, NY and the *Chambersburg* (PA) *Public-Opinion*); Times-Shamrock Company's Scranton (PA) *The Times-Tribune* and Towanda *Daily/Sunday Review*; Community Newspaper Holdings, Inc.'s ("CNHI") *Sunbury Daily Item*; and Ogden-Nutting's *Williamsport Sun-Gazette*. We believe our publications tend to be the dominant local publication in those markets.

In our Great Lakes markets we believe our publications are generally the dominant media in those markets. Our only significant competition comes from regional television stations in Adrian, Michigan. We also face competition from dozens of other competitors such as other local daily and weekly papers and niche publications, as well as radio and television stations, directories, direct mail and non-local internet websites, but none of these have proven to be significant.

Metro Newspaper Group. In the Metro Newspaper Group, the *Boston Globe* and *boston.com*, a metropolitan daily and website, respectively, owned by the New York Times Company, compete with us throughout eastern Massachusetts. In addition, we compete in Massachusetts with more than 30 other weekly or daily newspaper companies (that publish a combined total of approximately 16 dailies and 50 weeklies), three major radio station operators, five local network television broadcasters, one cable company and numerous niche publications for advertising revenues. We believe that our publications generally deliver the highest household coverage in their respective markets.

Large Daily Newspaper Group. In our Large Daily Newspaper Group we believe our publications are generally the dominant media in those markets. Daily newspapers owned by Gannett Company, Inc. (*Daily Sentinel* in Rome, NY and The *Dispatch* in Oneida, NY) compete with in the New York market. We also face competition from other major newspaper companies in other regional markets such as Newhouse Newspaper's *Syracuse Post-Standard.* Our competitors also include numerous other daily and weekly newspapers, local radio stations, shopping guides, directories and niche publications. We believe our publications, many of which have an extensive history in the market, tend to be the dominant local publication.

Management and Employees

The 14 members of our executive management team have an average of 17 years of industry experience and a long history of identifying, acquiring and improving the operations of acquired publications. Our executive management team has managed community newspapers in various economic cycles. We also have a seasoned team of managers at the local level, where our 40 publishers have an average of approximately 28 years of industry experience.

As of December 30, 2012, we had approximately 4,131 full time equivalent employees, consisting of hourly and salaried employees. We employ union personnel at a number of our core publications representing approximately 612 full-time equivalent employees. As of December 30, 2012 there were 23 collective bargaining agreements covering union personnel. Three of these agreements, representing employees in Massachusetts, Ohio and Illinois, expire in 2013. We believe that relations with our employees are generally good and we have had no work stoppages at any of our publications.

Environmental Matters

We believe that we are substantially in compliance with all applicable laws and regulations for the protection of the environment and the health and safety of our employees based upon existing facts presently known to us. Compliance with federal, state, and local environmental laws and regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes and other related activities has had, and will continue to have, an impact on our operations, but has, since our incorporation in 1997, been accomplished without having a material adverse effect on our operations. While it is difficult to estimate the timing and ultimate costs to be incurred due to uncertainties about the status of laws, regulations and technology, based on information currently known to us and insurance procured with respect to certain environmental matters, we do not expect environmental costs or contingencies to be material or to have a material adverse effect on our financial performance. Our operations involve risks in these areas, however, and we cannot assure you that we will not incur material costs or liabilities in the future which could adversely affect us.

Corporate Governance and Public Information

The address of our website is *www.gatehousemedia.com.* Stockholders can access a wide variety of information on our website, including news releases, Securities and Exchange Commission ("SEC") filings, information we are required to post online pursuant to applicable SEC rules, newspaper profiles and online links. We make available via our website, all filings we make under the Securities Exchange Act of 1934, including Forms 10-K, 10-Q and 8-K, and related amendments, as soon as reasonably practicable after they are filed with, or furnished to, the SEC. All such filings are available free of charge. Neither the content of our corporate website nor any other website referred to in this report are incorporated by reference into this report unless expressly noted. The public may read and copy any information we file with the SEC at the SEC's public reference room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) where our filings filed with the SEC are available free of charge.

List of Our Dailies, Weeklies, Shoppers, Websites and Directories

Our dailies, weeklies, shoppers, websites and directories are listed below. We maintain registered trademarks in many of the masthead names listed below. Maintaining such trademarks allows us to exclusively use the masthead name to the exclusion of third parties.

Small Community Newspaper Group

State	City	Masthead	Circulation Type
Illinois	Benton	Benton Evening News *www.bentoneveningnews.com*	Daily
	Canton	Daily Ledger *www.cantondailyledger.com*	Daily
	Carmi	The Carmi Times *www.carmitimes.com*	Daily
	Du Quoin	Du Quoin Evening Call *www.duquoin.com*	Daily
	El Dorado	El Dorado Daily Journal	Daily
	Galesburg	The Register-Mail *www.galesburg.com*	Daily
	Harrisburg	Harrisburg Daily Register *www.dailyregister.com*	Daily
	Kewanee	Star-Courier *www.starcourier.com*	Daily
	Macomb	McDonough County Voice *www.mcdonoughvoice.com*	Daily
	Marion	The Daily Republican *www.dailyrepublicannews.com*	Daily
	Monmouth	Daily Review Atlas *www.reviewatlas.com*	Daily
	Olney	The Olney Daily Mail *www.olneydailymail.com*	Daily
	Pekin	Pekin Daily Times *www.pekintimes.com*	Daily
	Pontiac	Daily Leader *www.pontiacdailyleader.com*	Daily
	West Frankfort	Daily American *www.dailyamericannews.com*	Daily
	Abingdon	Abingdon Argus-Sentinel *www.eaglepublications.com*	Paid Weekly
	Aledo	The Times Record *www.aledotimesrecord.com*	Paid Weekly
	Augusta	Augusta Eagle-Scribe *www.eaglepublicatons.com*	Paid Weekly
	Cambridge	Cambridge Chronicle *www.cambridgechron.com*	Paid Weekly
	Carmi	The Weekly Times	Paid Weekly
	Chester	Randolph County Herald Tribune *www.randolphcountyheraldtribune.com*	Paid Weekly
	Christopher	The Progress	Paid Weekly
	Downers Grove	Pro-Football Weekly	Paid Weekly

State	City	Masthead	Circulation Type
	Du Quoin	Du Quoin News	Paid Weekly
	Du Quoin	Ashley News	Paid Weekly
	Fairbury	The Blade	Paid Weekly
	Flora	Clay County Advocate Press *www.advocatepress.com*	Paid Weekly
	Galva	Galva News *www.galvanews.com*	Paid Weekly
	Geneseo	The Geneseo Republic *www.geneseorepublic.com*	Paid Weekly
	Murphysboro	Murphysboro American *www.murphysboroamerican.com*	Paid Weekly
	Newton	Newton Press Mentor *www.pressmentor.com*	Paid Weekly
	Oquawka	Oquawka Current	Paid Weekly
	Orion	Orion Gazette *www.oriongazette.com*	Paid Weekly
	Roseville	Roseville Independent *www.eaglepublications.com*	Paid Weekly
	Shawneetown	Ridgway News	Paid Weekly
	Shawneetown	Gallatin Democrat	Paid Weekly
	Steelville	The Steelville Ledger	Paid Weekly
	Teutopolis	Teutopolis Press-Deiterich Gazette *www.teutopolispress.com*	Paid Weekly
	West Frankfort	SI Trader *www.sitraders.com*	Paid Weekly
	Chillicothe	Chillicothe Times Bulletin *www.chillicothetimesbulletin.com*	Free Weekly
	East Peoria	East Peoria Times-Courier *www.eastpeoriatimescourier.com*	Free Weekly
	Galesburg	Knox County Neighbors *www.galesburg.com*	Free Weekly
	Macomb	Daily Brief	Free Weekly
	Metamora	Woodford Times *www.woodfordtimes.com*	Free Weekly
	Morton	Morton Times News *www.mortontimesnews.com*	Free Weekly
	Washington	Washington Times Reporter *www.washingtontimesreporter.com*	Free Weekly
	Aledo	Town Crier Advertiser	Shopper
	Canton	Fulton County Shopper	Shopper
	Carmi	White County Shopper News	Shopper
	Flora	CCAP Special	Shopper
	Galatia	Money Stretcher *www.galatiamoneystretcher.com*	Shopper
	Geneseo	Henry County Advertizer/Shopper	Shopper
	Macomb	McDonough County Choice	Shopper
	Marion	This Week in Williamson County	Shopper
	Monmouth	Pennysaver	Shopper
	Olney	Richland County Shopper	Shopper
	Olney	Jasper County News Eagle	Shopper

State	City	Masthead	Circulation Type
	Pontiac	Livingston Shopping News	Shopper
	West Frankfort	Free Press	Shopper
Missouri	Camdenton	Lake Sun Leader *www.lakenewsonline.com*	Daily
	Carthage	The Carthage Press *www.carthagepress.com*	Daily
	Chillicothe	Constitution Tribune *www.chillicothenews.com*	Daily
	Hannibal	Hannibal Courier Post *www.hannibal.net*	Daily
	Independence	The Examiner *www.examiner.net*	Daily
	Kirksville	Kirksville Daily Express & News *www.kirksvilledailyexpress.com*	Daily
	Macon	Chronicle Herald *www.maconch.com*	Daily
	Maryville	Maryville Daily Forum *www.maryvilledailyforum.com*	Daily
	Mexico	The Mexico Ledger *www.mexicoledger.com*	Daily
	Moberly	Moberly Monitor Index *www.moberlymonitor.com*	Daily
	Neosho	Neosho Daily News *www.neoshodailynews.com*	Daily
	Rolla	Rolla Daily News *www.therolladailynews.com*	Daily
	Waynesville	The Daily Guide *www.waynesvilledailyguide.com*	Daily
	Aurora	Aurora Advertiser *www.auroraadvertiser.net*	Paid Weekly
	Boonville	Boonville Daily News *www.boonvilledailynews.com*	Paid Weekly
	Brookfield	The Linn County Leader *www.linncountyleader.com*	Paid Weekly
	Greenfield	The Vedette *www.greenfieldvedette.com*	Paid Weekly
	St James	St James Leader Journal *www.leaderjournal.com*	Paid Weekly
	Boonville	Weekly	Free Weekly
	Camdenton	West Side Star *www.lakenewsonline.com*	Free Weekly
	Carthage	The Carthage Press Wednesday TMC	Free Weekly
	Hannibal	Salt River Journal	Free Weekly
	Neosho	The Neighborhood Showcase	Free Weekly
	Osage Beach	Lake Area News Focus	Free Weekly
	Osage Beach	Lake of the Ozarks Real Estate	Free Weekly
	Osage Beach	Tube Tab	Free Weekly
	Osage Beach	Vacation News	Free Weekly
	Rolla	Rolla Daily News "Plus"	Free Weekly
	Aurora	Big AA Shopper	Shopper
	Brookfield	Sho-Me Shopper	Shopper

State	City	Masthead	Circulation Type
	Camdenton	Penny Saver	Shopper
	Chillicothe	Chillicothe C-T Shopper	Shopper
	Greenfield	Lake Stockton Shopper	Shopper
	Joplin	Big Nickel	Shopper
	Kirksville	Nemo Trader	Shopper
	Kirksville	Kirksville Crier	Shopper
	Macon	Macon Journal *www.maconch.com*	Shopper
	Moberly	The Shopper	Shopper
	Osage Beach	Lake of the Ozarks Boats	Shopper
	Waynesville	Pulaski County Weekly	Shopper
Kansas	Dodge City	Dodge City Daily Globe *www.dodgeglobe.com*	Daily
	Leavenworth	The Leavenworth Times *www.leavenworthtimes.com*	Daily
	McPherson	McPherson Sentinel *www.mcphersonsentinel.com*	Daily
	Newton	The Newton Kansan *www.thekansan.com*	Daily
	Pittsburg	The Morning Sun *www.morningsun.net*	Daily
	Andover	Andover America *www.andoveramerican.com*	Paid Weekly
	Augusta	Augusta Daily Gazette *www.augustagazette.com*	Paid Weekly
	El Dorado	The El Dorado Times *www.eldoradotimes.com*	Paid Weekly
	Greensburg	Kiowa County Signal *www.kiowacountysignal.com*	Paid Weekly
	Pratt	The Pratt Tribune *www.pratttribune.com*	Paid Weekly
	St John	St John News *www.sjnewsonline.com*	Paid Weekly
	Wellington	Wellington Daily News *www.wellingtondailynews.com*	Paid Weekly
	Dodge City	La Estrella	Free Weekly
	Leavenworth	Lansing This Week	Free Weekly
	Leavenworth	The Fort Leavenworth Lamp *www.ftleavenworthlamp.com*	Free Weekly
	Dodge City	Shoppers Weekly	Shopper
	El Dorado	Shoppers Guide	Shopper
	Hiawatha	Penny Press 4	Shopper
	Leavenworth	Chronicle Shopper	Shopper
	McPherson/Newton	South Central Kansas Shoppers Guide	Shopper
	Pittsburg	The Sunland Shopper	Shopper
	Pratt	Sunflower Shopper	Shopper
Michigan	Adrian	The Daily Telegram *www.lenconnect.com*	Daily
	Cheboygan	Cheboygan Daily Tribune *www.cheboygannews.com* *www.mackinacjournal.com*	Daily

State	City	Masthead	Circulation Type
	Coldwater	The Daily Reporter *www.thedailyreporter.com*	Daily
	Hillsdale	Hillsdale Daily News *www.hillsdale.net*	Daily
	Holland	The Holland Sentinel *www.hollandsentinel.com*	Daily
	Ionia	Sentinel-Standard *www.sentinel-standard.com*	Daily
	Sault Ste Marie	The Evening News *www.sooeveningnews.com*	Daily
	Sturgis	Sturgis Journal *www.sturgisjournal.com*	Daily
	Coldwater	Bronson Journal *www.thebronsonjournal.com*	Paid Weekly
	Coldwater	Jonesville Independent	Paid Weekly
	Adrian	Adrian Access Shopper *www.accessshoppersguide.com*	Shopper
	Allegan	Flashes Shopping Guide (Allegan/Lakeshore) *www.flashespublishers.com*	Shopper
	Cheboygan	Shopper Fair	Shopper
	Coldwater	The Reporter Extra	Shopper
	Coldwater	Coldwater Shoppers Guide	Shopper
	Hillsdale	Tip Off Shopping Guide *www.tipoffonline.com*	Shopper
	Holland	Flashes Shopping Guide (Holland/Zeeland) *www.flashespublishers.com*	Shopper
	Ionia	Sentinel-Standard TMC	Shopper
	Sault Ste Marie	Tri County Buyers Guide	Shopper
	Sturgis	Sturgis Gateway Shopper	Shopper
California	Ridgecrest	The Daily Independent *www.ridgecrestca.com*	Daily
	Yreka	Siskiyou Daily News *www.siskiyoudaily.com*	Daily
	Gridley	Gridley Herald *www.gridleyherald.com*	Paid Weekly
	Mt Shasta	Weed Press *www.mtshastanews.com*	Paid Weekly
	Mt Shasta	Dunsmuir News *www.mtshastanews.com*	Paid Weekly
	Mt Shasta	Mt Shasta Herald *www.mtshastanews.com*	Paid Weekly
	Taft	Midway Driller *www.taftmidwaydriller.com*	Paid Weekly
	Gridley	Gidley Shopping News *www.gridleyherald.com*	Shopper
	Mt Shasta	Spotlight	Shopper
	Mt Shasta	Super Saver Advertiser	Shopper
	Ridgecrest	Super Tuesday	Shopper
	Yreka	Siskiyou Seen *www.siskiyoudaily.com*	Shopper

State	City	Masthead	Circulation Type
Minnesota	Crookston	Crookston Daily Times *www.crookstontimes.com*	Daily
	Cottonwood	Tri-County News	Paid Weekly
	Granite Falls	Granite Falls Advocate-Tribune *www.granitefallsnews.com*	Paid Weekly
	Montevideo	Montevideo American News *www.montenews.com*	Paid Weekly
	Redwood Falls	Redwood Gazette *www.redwoodfallsgazette.com*	Paid Weekly
	Sleepy Eye	Sleepy Eye Herald Dispatch *www.sleepyeyenews.com*	Paid Weekly
	St James	St James Plaindealer *www.stjamesnews.com*	Paid Weekly
	Wabasso	The Wabasso Standard	Paid Weekly
	Halstad	The Valley Journal	Free Weekly
	Crookston	Crookston Valley Shopper	Shopper
	Halstad	The Shopper	Shopper
	Montevideo	The Star Advisor *www.montenews.com*	Shopper
	Redwood Falls	Redwood Falls Livewire	Shopper
	Sleepy Eye	Brown County Reminder	Shopper
	St James	Town and Country Shopper	Shopper
Arkansas	Arkadelphia	Daily Siftings Herald *www.siftingsherald.com*	Daily
	Hope	Hope Star *www.hopestar.com*	Daily
	Stuttgart	Stuttgart Daily Leader *www.stuttgartdailyleader.com*	Daily
	Gurdon	Gurdon Times *www.thegurdontimes.com*	Paid Weekly
	Heber Springs	The Sun Times *www.thesuntimes.com*	Paid Weekly
	Helena	The Daily World *www.helena-arkansas.com*	Paid Weekly
	Hope	Nevada County Picayune *www.picayune-times.com*	Paid Weekly
	Newport	Newport Independent *www.newportindependent.com*	Paid Weekly
	White Hall	The White Hall Journal *www.whitehalljournal.com*	Paid Weekly
	Arkadelphia	Arkadelphia Extra *www.siftingsherald.com*	Free Weekly
	Helena	Daily World TMC *www.helena-arkansas.com*	Free Weekly
	Hope	Star Extra *www.hopestar.com*	Free Weekly
	Stuttgart	The Xtra *www.stuttgartdailyleader.com*	Free Weekly
	White Hall	The Arsenel Sentinel	Free Weekly

State	City	Masthead	Circulation Type
New York	Corning	The Leader *www.the-leader.com*	Daily
	Hornell	Evening Tribune *www.eveningtribune.com*	Daily
	Wellsville	Wellsville Daily Reporter *www.wellsvilledaily.com*	Daily
	Dansville	Genesee Country Express *www.dansvilleonline.com*	Paid Weekly
	Penn Yan	The Chronicle-Express *www.chronicle-express.com*	Paid Weekly
	Saugerties	Saugerties Post Star *www.poststarnews.com*	Paid Weekly
	Bath	Steuben Courier-Advocate *www.steubencourier.com*	Free Weekly
	Corning	Corning Pennysaver	Shopper
	Hornell	Pennysaver Plus	Shopper
	Horseheads	The Shopper	Shopper
	Liberty	Catskill Shopper	Shopper
	Penn Yan	Chronicle Ad-Visor	Shopper
	Saugerties	Saugerties Pennysaver	Shopper
	Saugerties	Mountain Pennysaver	Shopper
Louisiana	Bastrop	The Bastrop Daily Enterprise *www.bastropenterprise.com*	Daily
	DeRidder	Beauregard Daily News *www.beauregarddailynews.net*	Paid Weekly
	Donaldsonville	The Donaldsonville Chief *www.donaldsonvillechief.com*	Paid Weekly
	Gonzales	Gonzales Weekly Citizen *www.weeklycitizen.com*	Paid Weekly
	Leesville	Leesville Daily Leader *www.leesvilledailyleader.com*	Paid Weekly
	Plaquemine	Post South *www.postsouth.com*	Paid Weekly
	Sulphur	Southwest Daily News *www.sulphurdailynews.com*	Paid Weekly
	Sulphur	Vinton News	Paid Weekly
	Sterlington	North Quachita Weekly	Free Weekly
	Gonzales	The Marketeer *www.weeklycitizen.com*	Shopper
	Gonzales	Nickel Ads *www.weeklycitizen.com*	Shopper
	Plaquemine	West Bank Shopper *www.postsouth.com*	Shopper
	Sulphur	Calcasieu Shopper	Shopper
Pennsylvania	Honesdale	The Wayne Independent *www.wayneindependent.com*	Daily
	Waynesboro	The Record Herald *www.therecordherald.com*	Daily
	Carbondale	The Villager	Paid Weekly
	Carbondale	Carbondale News *www.thecarbondalenews.com*	Paid Weekly

State	City	Masthead	Circulation Type
	Greencastle	The Echo Pilot *www.echo-pilot.com*	Paid Weekly
	Hawley	News Eagle *www.neagle.com*	Paid Weekly
	Hawley	The Pike Pennysaver	Shopper
	Honesdale	The Independent Extra	Shopper
West Virginia	Keyser	Mineral Daily News Tribune *www.newstribune.info*	Daily
	Ripley	The Jackson Herald *www.jacksonnewspapers.com*	Paid Weekly
	Ripley	The Jackson Star News *www.jacksonnewspapers.com*	Paid Weekly
	Keyser	Today's Shopper	Shopper
	Ravenswood	Star Herald Weekender *www.jacksonnewspapers.com*	Shopper
Colorado	LaJunta	LaJunta Tribune Democrat *www.lajuntatribunedemocrat.com*	Daily
	LaJunta	Ag Journal *www.agjournalonline.com*	Paid Weekly
	LaJunta	Fowler Tribune *www.fowlertribune.com*	Paid Weekly
	Las Pimas	Bent County Democrat *www.bcdemocratonline.com*	Paid Weekly
Nebraska	Nebraska City	Nebraska City News Press *www.ncnewspress.com*	Paid Weekly
	Syracuse	Syracuse Journal Democrat *www.journaldemocrat.com*	Paid Weekly
	Nebraska City	Penny Press 1	Shopper
	Syracuse	Penny Press 2	Shopper
Oklahoma	Ardmore	The Daily Ardmoreite *www.ardmoreite.com*	Daily
	Shawnee	The Shawnee News-Star *www.news-star.com*	Daily
	Ardmore	Entertainment Spotlight	Shopper
North Dakota	Devils Lake	Devils Lake Daily Journal *www.devilslakejournal.com*	Daily
	Devils Lake	The Country Peddler	Shopper
Tennessee	Oak Ridge	The Oak Ridger *www.oakridger.com*	Daily
Iowa	Hamburg	Hamburg Reporter *www.hamburgreporter.com*	Paid Weekly

Metro Newspaper Group

State	City	Masthead	Circulation Type
Massachusetts	Brockton	The Enterprise *www.enterprisenews.com*	Daily
	Fall River	The Herald News *www.heraldnews.com*	Daily
	Framingham	The Metrowest Daily News *www.metrowestdailynews.com*	Daily
	Milford	The Milford Daily News *www.milforddailynews.com*	Daily
	Quincy	Patriot Ledger *www.patriotledger.com*	Daily
	Taunton	Taunton Daily Gazette *www.tauntongazette.com*	Daily
	Abington	Abington Mariner *www.wickedlocal.com/abington*	Paid Weekly
	Acton/Roxborough	The Beacon *www.wickedlocal.com/acton*	Paid Weekly
	Allston	Allston/Brighton Tab *www.wickedlocal.com/allston*	Paid Weekly
	Amesbury	Amesbury News *www.wickedlocal.com/amesbury*	Paid Weekly
	Arlington	The Arlington Advocate *www.wickedlocal.com/arlington*	Paid Weekly
	Ashland	Ashland Tab *www.wickedlocal.com/ashland*	Paid Weekly
	Bedford	Bedford Minuteman *www.wickedlocal.com/bedford*	Paid Weekly
	Belmont	Belmont Citizen-Herald *www.wickedlocal.com/belmont*	Paid Weekly
	Beverly	Beverly Citizen *www.wickedlocal.com/beverly*	Paid Weekly
	Billerica	Billerica Minuteman *www.wickedlocal.com/billerica*	Paid Weekly
	Bolton	The Bolton Common *www.wickedlocal.com/bolton*	Paid Weekly
	Boxford	Tri-Town Transcript *www.wickedlocal.com/boxford*	Paid Weekly
	Braintree	Braintree Forum *www.wickedlocal.com/braintree*	Paid Weekly
	Brewster	The Cape Codder *www.wickedlocal.com/capecod*	Paid Weekly
	Burlington	Burlington Union *www.wickedlocal.com/burlington*	Paid Weekly
	Cambridge	Cambridge Chronicle & Tab *www.wickedlocal.com/cambridge*	Paid Weekly
	Canton	Canton Journal *www.wickedlocal.com/canton*	Paid Weekly
	Carver	Carver Reporter *www.wickedlocal.com/carver*	Paid Weekly

State	City	Masthead	Circulation Type
	Chelmsford	Chelmsford Independent *www.wickedlocal.com/chelmsford*	Paid Weekly
	Clinton	The Lancaster Times & Clinton Courier *www.wickedlocal.com/clinton*	Paid Weekly
	Cohasset	Cohasset Mariner *www.wickedlocal.com/cohasset*	Paid Weekly
	Concord	The Concord Journal *www.wickedlocal.com/concord*	Paid Weekly
	Danvers	Danvers Herald *www.wickedlocal.com/danvers*	Paid Weekly
	Dedham	Dedham Transcript *www.wickedlocal.com/dedham*	Paid Weekly
	Dover	Dover/Sherborn Press *www.wickedlocal.com/dover*	Paid Weekly
	Easton	Easton Journal *www.wickedlocal.com/easton*	Paid Weekly
	Framingham	Westwood Press *www.wickedlocal.com/westwood*	Paid Weekly
	Georgetown	Georgetown Record *www.wickedlocal.com/georgetown*	Paid Weekly
	Halifax	Halifax/Plympton Reporter *www.wickedlocal.com/halifax*	Paid Weekly
	Hamilton	Hamilton-Wenham Chronicle *www.wickedlocal.com/hamilton*	Paid Weekly
	Hanover	Hanover Mariner *www.wickedlocal.com/hanover*	Paid Weekly
	Harvard	Harvard Post *www.wickedlocal.com/harvard*	Paid Weekly
	Harwich	Harwich Oracle *www.wickedlocal.com/harwich*	Paid Weekly
	Hingham	The Hingham Journal *www.wickedlocal.com/hingham*	Paid Weekly
	Holbrook	Holbrook Sun *www.wickedlocal.com/holbrook*	Paid Weekly
	Holliston	Holliston Tab *www.wickedlocal.com/holliston*	Paid Weekly
	Hopkinton	Hopkinton Crier *www.wickedlocal.com/hopkinton*	Paid Weekly
	Hudson	Hudson Sun *www.wickedlocal.com/hudson*	Paid Weekly
	Hyannis	The Register *www.wickedlocal.com/barnstable*	Paid Weekly
	Ipswich	Ipswich Chronicle *www.wickedlocal.com/ipswich*	Paid Weekly
	Kingston	Kingston Reporter *www.wickedlocal.com/kingston*	Paid Weekly
	Lexington	Lexington Minuteman *www.wickedlocal.com/lexington*	Paid Weekly
	Lincoln	Lincoln Journal *www.wickedlocal.com/lincoln*	Paid Weekly

State	City	Masthead	Circulation Type
	Littleton	Littleton Independent *www.wickedlocal.com/littleton*	Paid Weekly
	Malden	Malden Observer *www.wickedlocal.com/malden*	Paid Weekly
	Mansfield	Mansfield News *www.wickedlocal.com/mansfield*	Paid Weekly
	Marblehead	Marblehead Reporter *www.wickedlocal.com/marblehead*	Paid Weekly
	Marion	The Sentinel *www.wickedlocal.com/marion*	Paid Weekly
	Marlborough	Marlborough Enterprise *www.wickedlocal.com/marlborough*	Paid Weekly
	Marshfield	Marshfield Mariner *www.wickedlocal.com/marshfield*	Paid Weekly
	Maynard/Stow	The Beacon-Villager *www.wickedlocal.com/maynard*	Paid Weekly
	Medfield	Medfield Press *www.wickedlocal.com/medfield*	Paid Weekly
	Medford	Medford Transcript *www.wickedlocal.com/medford*	Paid Weekly
	Melrose	Melrose Free Press *www.wickedlocal.com/melrose*	Paid Weekly
	Natick	Natick Bulletin & Tab *www.wickedlocal.com/natick*	Paid Weekly
	North Andover	North Andover Citizen *www.wickedlocal.com/northandover*	Paid Weekly
	Northborough/ Southborough	The Northborough/Southborough Villager *www.wickedlocal.com/northborough*	Paid Weekly
	Norton	Norton Mirror *www.wickedlocal.com/norton*	Paid Weekly
	Norwell	Norwell Mariner *www.wickedlocal.com/norwell*	Paid Weekly
	Norwood	Norwood Transcript & Bulletin *www.wickedlocal.com/norwood*	Paid Weekly
	Pembroke	Pembroke Mariner & Express *www.wickedlocal.com/pembroke*	Paid Weekly
	Plymouth	Old Colony Memorial *www.wickedlocal.com/plymouth*	Paid Weekly
	Provincetown	The Provincetown Banner *www.wikedlocal.com/provincetown*	Paid Weekly
	Reading	The Reading Advocate *www.wickedlocal.com/reading*	Paid Weekly
	Rockland	Rockland Mariner *www.wickedlocal.com/rockland*	Paid Weekly
	Roslindale	Roslindale Transcript *www.wickedlocal.com/roslindale*	Paid Weekly
	Saugus	Saugus Advertiser *www.wickedlocal.com/saugus*	Paid Weekly
	Scituate	Scituate Mariner *www.wickedlocal.com/scituate*	Paid Weekly

State	City	Masthead	Circulation Type
	Sharon	Sharon Advocate *www.wickedlocal.com/sharon*	Paid Weekly
	Shrewsbury	Shrewsbury Chronicle *www.wickedlocal.com/shrewsbury*	Paid Weekly
	Somerville	Somerville Journal *www.wickedlocal.com/somerville*	Paid Weekly
	Stoughton	Stoughton Journal *www.wickedlocal.com/stoughton*	Paid Weekly
	Sudbury	The Sudbury Town Crier *www.wickedlocal.com/sudbury*	Paid Weekly
	Swampscott	Swampscott Reporter *www.wickedlocal.com/swampscott*	Paid Weekly
	Tewksbury	Tewksbury Reporter *www.wickedlocal.com/tewksbury*	Paid Weekly
	Wakefield	Wakefield Observer *www.wickedlocal.com/wakefield*	Paid Weekly
	Walpole	The Walpole Times *www.wickedlocal.com/walpole*	Paid Weekly
	Waltham	Waltham News Tribune *www.wickedlocal.com/waltham*	Paid Weekly
	Wareham	Wareham Courier *www.wickedlocal.com/wareham*	Paid Weekly
	Watertown	Watertown Tab & Press *www.wickedlocal.com/watertown*	Paid Weekly
	Wayland	The Wayland Town Crier *www.wickedlocal.com/wayland*	Paid Weekly
	Wellesley	The Wellesley Townsman *www.wickedlocal.com/wellesley*	Paid Weekly
	West Roxbury	West Roxbury Transcript *www.wickedlocal.com/west-roxbury*	Paid Weekly
	Westborough	Westborough News *www.wickedlocal.com/westborough*	Paid Weekly
	Westford	Westford Eagle *www.wickedlocal.com/westford*	Paid Weekly
	Weston	The Weston Town Crier *www.wickedlocal.com/weston*	Paid Weekly
	Weymouth	Weymouth News *www.wickedlocal.com/weymouth*	Paid Weekly
	Winchester	The Winchester Star *www.wickedlocal.com/winchester*	Paid Weekly
	Bellingham	County Gazette *www.wickedlocal.com/franklin*	Free Weekly
	Boston	Boston Homes *www.linkbostonhomes.com*	Free Weekly
	Bourne	Bourne Courier *www.wickedlocal.com/bourne*	Free Weekly
	Bridgewater	Bridgewater Independent *www.wickedlocal.com/bridgewater*	Free Weekly
	Brookline	Brookline Tab *www.wickedlocal.com/brookline*	Free Weekly
	Danvers	North Shore Sunday	Free Weekly

State	City	Masthead	Circulation Type
	Duxbury	Duxbury Reporter *www.wickedlocal.com/duxbury*	Free Weekly
	Fall River	OJornal *www.ojournal.com*	Free Weekly
	Falmouth	Falmouth Bulletin *www.wickedlocal.com/falmouth*	Free Weekly
	Framingham	Framingham Tab *www.wickedlocal.com/framingham*	Free Weekly
	Gloucester	Cape Ann Beacon	Free Weekly
	Needham	Needham Times *www.wickedlocal.com/needham*	Free Weekly
	Newburyport	The Newburyport Current *www.wickedlocal.com/newburyport*	Free Weekly
	Newton	Newton Tab *www.wickedlocal.com/newton*	Free Weekly
	North Attleborough	The North Attleborough Free Press *www.wickedlocal.com/northattleborough*	Free Weekly
	Randolph	Randolph Herald *www.wickedlocal.com/randolph*	Free Weekly
	Raynham	Raynham Call *www.wickedlocal.com/raynham*	Free Weekly
	Salem	Salem Gazette *www.wickedlocal.com/salem*	Free Weekly
	Sandwich	Sandwich Broadsider	Free Weekly
	Stoneham	Stoneham Sun *www.wickedlocal.com/stoneham*	Free Weekly
	Wilmington	Wilmington Advocate *www.wickedlocal.com/wilmington*	Free Weekly
	Woburn	Woburn Advocate www.wickedlocal.com/woburn	Free Weekly
	Fall River	South Coast Life	Shopper
	Taunton	Yellow Jacket	Shopper
	Avon	*www.wickedlocal.com/avon*	On-line Only
	Bellingham	*www.wickedlocal.com/bellingham*	On-line Only
	Berkley	*www.wickedlocal.com/berkley*	On-line Only
	Boxborough	*www.wickedlocal.com/boxborough*	On-line Only
	Brewster	*www.wickedlocal.com/brewster*	On-line Only
	Brockton	*www.wickedlocal.com/brockton*	On-line Only
	Chatham	*www.wickedlocal.com/chatham*	On-line Only
	Dennis	*www.wickedlocal.com/dennis*	On-line Only
	Dighton	*www.wickedlocal.com/dighton*	On-line Only
	East Bridgewater	*www.wickedlocal.com/bridgewatereast*	On-line Only
	Eastham	*www.wickedlocal.com/eastham*	On-line Only
	Essex	*www.wickedlocal.com/essex*	On-line Only
	Fall River	*www.wickedlocal.com/fall-river*	On-line Only
	Foxborough	*www.wickedlocal.com/foxborough*	On-line Only
	Gloucester	*www.wickedlocal.com/gloucester*	On-line Only
	Hanson	*www.wickedlocal.com/hanson*	On-line Only
	Hopedale	*www.wickedlocal.com/hopedale*	On-line Only
	Hull	*www.wickedlocal.com/hull*	On-line Only
	Lakeville	*www.wickedlocal.com/lakeville*	On-line Only

State	City	Masthead	Circulation Type
	Lancaster	*www.wickedlocal.com/lancaster*	On-line Only
	Manchester	*www.wickedlocal.com/manchester*	On-line Only
	Mashpee	*www.wickedlocal.com/mashpee*	On-line Only
	Mattapoisett	*www.wickedlocal.com/mattapoisett*	On-line Only
	Medway	*www.wickedlocal.com/medway*	On-line Only
	Mendon	*www.wickedlocal.com/mendon*	On-line Only
	Middleborough	*www.wickedlocal.com/middleborough*	On-line Only
	Middleton	*www.wickedlocal.com/middleton*	On-line Only
	Milford	*www.wickedlocal.com/milford*	On-line Only
	Millis	*www.wickedlocal.com/millis*	On-line Only
	Milton	*www.wickedlocal.com/milton*	On-line Only
	Nantucket	*www.wickedlocal.com/nantucket*	On-line Only
	Norfolk	*www.wickedlocal.com/norfolk*	On-line Only
	North Boston	*www.wickedlocal.com/northofboston*	On-line Only
	Orleans	*www.wickedlocal.com/orleans*	On-line Only
	Plainville	*www.wickedlocal.com/plainville*	On-line Only
	Plympton	*www.wickedlocal.com/plympton*	On-line Only
	Quincy	*www.wickedlocal.com/quincy*	On-line Only
	Rehoboth	*www.wickedlocal.com/rehoboth*	On-line Only
	Rochester	*www.wickedlocal.com/rochester*	On-line Only
	Rockport	*www.wickedlocal.com/rockport*	On-line Only
	Sandwich	*www.wickedlocal.com/sandwich*	On-line Only
	Sherborn	*www.wickedlocal.com/sherborn*	On-line Only
	Somerset	*www.wickedlocal.com/somerset*	On-line Only
	Southborough	*www.wickedlocal.com/southborough*	On-line Only
	Stow	*www.wickedlocal.com/stow*	On-line Only
	Swansea	*www.wickedlocal.com/swansea*	On-line Only
	Taunton	*www.wickedlocal.com/taunton*	On-line Only
	Topsfield	*www.wickedlocal.com/topsfield*	On-line Only
	Truro	*www.wickedlocal.com/truro*	On-line Only
	Upton	*www.wickedlocal.com/upton*	On-line Only
	Wellfleet	*www.wickedlocal.com/wellfleet*	On-line Only
	Wenham	*www.wickedlocal.com/wenham*	On-line Only
	West Bridgewater	*www.wickedlocal.com/bridgewaterwest*	On-line Only
	West Port	*www.wickedlocal.com/westport*	On-line Only
	Whitman	*www.wickedlocal.com/whitman*	On-line Only
	Wrentham	*www.wickedlocal.com/wrentham*	On-line Only
	Yarmouth	*www.wickedlocal.com/yarmouth*	On-line Only
New York	Canandaigua	Daily Messenger *www.mpnnow.com* *www.mpnnow.com/commercialprinting*	Daily
	Newark/Palmyra	Wayne Post *www.waynepost.com*	Paid Weekly
	Brighton/Pittsford	Brighton-Pittsford Post *www.brightonpittsfordpost.com*	Free Weekly
	Canandaigua	Canandaigua Community Post	Free Weekly
	Fairport	Fairport-ER Post *www.fairport-erpost.com*	Free Weekly
	Gates/Chili	Gates-Chili Post *www.gateschilipost.com*	Free Weekly

State	City	Masthead	Circulation Type
	Greece	Greece Post *www.greecepost.com*	Free Weekly
	Henrietta	Henrietta Post *www.henriettapost.com*	Free Weekly
	Irondequoit	Irondequoit Post *www.irondequiotpost.com*	Free Weekly
	Penfield	Penfield Post *www.penfieldpost.com*	Free Weekly
	Victor	Victor Post *www.victorpost.com*	Free Weekly
	Webster	Webster Post *www.websterpost.com*	Free Weekly
	Lyons	Lyons Shopping Guide	Shopper
	Newark	Newark Pennysaver	Shopper
	Sodus	Sodus Pennysaver	Shopper
	Wayne County	Timesaver	Shopper
Delaware	Dover	Smyrna/Clayton Sun Times *www.scsuntimes.com*	Paid Weekly
	Dover	The Middletown Transcript *www.middletowntranscript.com*	Paid Weekly
	Dover	The Sussex Countian *www.sussexcountian.com*	Paid Weekly
	Dover	Dover Post *www.doverpost.com*	Free Weekly
	Dover	Community Publication *www.communitypub.com*	Free Weekly
	Dover	Milford Beacon *www.milfordbeacon.com*	Free Weekly
	Dover	The Express *www.delmarvaexpress.com*	Shopper

Large Daily Newspapers

State	City	Masthead	Circulation Type
Illinois	Freeport	The Journal Standard *www.journalstandard.com*	Daily
	Lincoln	The Courier *www.lincolncourier.com*	Daily
	Peoria	Journal Star *www.pjstar.com*	Daily
	Rockford	Rockford Register Star *www.rrstar.com* *www.rockfordwoman.com*	Daily
	Springfield	The State Journal-Register *www.sj-r.com*	Daily
	Freeport	The Scene	Shopper
	Lincoln	Logan County Shopper	Shopper
	Peoria	JS Shopper	Shopper
	Peoria	Pekin Extra	Shopper
	Rockford	The Weekly	Shopper
	Springfield	Springfield Advertiser	Shopper
	Springfield	Springfield Shopper	Shopper
New York	Herkimer	The Evening Telegram *www.herkimertelegram.com*	Daily
	Little Falls	The Evening Times *www.littlefallstimes.com*	Daily
	Utica	Utica Observer-Dispatch *www.uticaod.com*	Daily
	Hamilton	Mid-York Weekly	Free Weekly
	Utica	The Pennysaver	Free Weekly
	Herkimer	Your Valley	Shopper
	Rome	Rome Pennysave	Shopper
Ohio	Canton	The Repository *www.cantonrep.com*	Daily
	Dover/New Philadelphia	The Times-Reporter *www.timesreporter.com*	Daily
	Massillon	The Independent *www.indeonline.com*	Daily
	Green	The Suburbanite *www.thesuburbanite.com*	Free Weekly
	Canton	Stark Values	Shopper
	Dover/New Philadelphia	TMC-ExTRa	Shopper
Connecticut	Norwich	The Bulletin *www.norwichbulletin.com*	Daily
	Colchester	Colchester Bulletin *www.norwichbulletin.com/mysource/ colchesterbulletin*	Free Weekly
	Norwich	Bulletin Deals	Shopper

Item 1A. Risk Factors

Our business and operations are subject to numerous risks. Such risks, to the extent material, are described below.

Risks Related to Our Business

We depend to a great extent on the economies and the demographics of the local communities that we serve and we are also susceptible to general economic downturns, like the one currently being experienced, which has had, and could continue to have, a material and adverse impact on our advertising and circulation revenues and on our profitability.

Our advertising revenues and, to a lesser extent, circulation revenues, depend upon a variety of factors specific to the communities that our publications serve. These factors include, among others, the size and demographic characteristics of the local population, local economic conditions in general and the economic condition of the retail segments of the communities that our publications serve. If the local economy, population or prevailing retail environment of a community we serve experiences a downturn, our publications, revenues and profitability in that market could be adversely affected. Our advertising revenues are also susceptible to negative trends in the general economy, like the one currently being experienced, that affect consumer spending. The advertisers in our newspapers and other publications and related websites are primarily retail businesses, which can be significantly affected by regional or national economic downturns and other developments. Continuing or deepening softness in the U.S. economy could also significantly affect key advertising revenue categories, such as help wanted, real estate and automotive.

Uncertainty and adverse changes in the general economic conditions of markets in which we participate may negatively affect our business.

Current and future conditions in the economy have an inherent degree of uncertainty. As a result, it is difficult to estimate the level of growth or contraction for the economy as a whole. It is even more difficult to estimate growth or contraction in various parts, sectors and regions of the economy, including the markets in which we participate. Adverse changes may occur as a result of soft global economic conditions, rising oil prices, wavering consumer confidence, unemployment, declines in stock markets, contraction of credit availability, declines in real estate values, or other factors affecting economic conditions in general. These changes may negatively affect the sales of our products, increase exposure to losses from bad debts, increase the cost and decrease the availability of financing, or increase costs associated with publishing and distributing our publications.

Our indebtedness could adversely affect our financial health and reduce the funds available to us for corporate purposes.

We have a significant amount of indebtedness. At December 30, 2012, we had total indebtedness of approximately $1.2 billion under our 2007 Credit Facility. Our interest expense for the year ended December 30, 2012 was $57.9 million.

Our substantial indebtedness could adversely affect our financial health in the following ways:

- a substantial portion of our cash flow from operations must be dedicated to the payment of interest on our outstanding indebtedness, thereby reducing the funds available to us for other purposes;
- our flexibility to react to further deterioration in our industry and economic conditions generally may be limited because of the covenants and other restrictions in the 2007 Credit Facility and our inability to incur additional indebtedness;
- our substantial degree of leverage could make us more vulnerable in the event of additional deterioration in general economic conditions or other adverse events in our business or the geographic

markets that we serve because further reductions in our revenue may make it difficult for us to fulfill our obligation under the 2007 Credit Facility;

- our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired, limiting our ability to maintain the value of our assets and operations; and
- there would be a material and adverse effect on our business and financial condition if we are unable to continue to service our indebtedness (including any payments on maturity) or obtain additional financing, as needed.

In addition, our 2007 Credit Facility contains financial and other restrictive covenants, ratios and tests that limit our ability to incur additional debt and engage in other activities that we believe may be in our long-term best interests. Our ability to comply with the covenants, ratios or tests contained in our 2007 Credit Facility may be affected by events beyond our control, including prevailing economic, financial and industry conditions. In addition, events of default, if not waived or cured, could result in the acceleration of the maturity of our indebtedness under our 2007 Credit Facility. If we are unable to repay those amounts, the lenders under our 2007 Credit Facility could proceed against the security granted to them to secure that indebtedness. If the lenders accelerate the payment of our indebtedness under our 2007 Credit Facility, our assets may not be sufficient to repay in full such indebtedness.

In addition, a portion of our 2007 Credit Facility is unhedged, which means we are subject to the risk of interest rate fluctuations on such portion of our long-term debt. If the interest rate on such portion of the 2007 Credit Facility increases, it may have a material adverse effect on our business and financial condition.

We may not generate a sufficient amount of cash or generate sufficient funds from operations to fund our operations or repay our indebtedness at maturity or otherwise.

Our ability to make payments on our indebtedness as required depends on our ability to generate cash flow from operations in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

There can be no assurance that our business will generate cash flow from operations or that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. Currently we do not have the ability to draw upon our revolving credit facility which limits our immediate and short-term access to funds. If we are unable to repay our indebtedness at maturity we may be forced to liquidate or reorganize our operations and business under the federal bankruptcy laws.

The collectability of accounts receivable under current adverse economic conditions could deteriorate to a greater extent than provided for in our financial statements and in our projections of future results.

Adverse economic conditions in the United States have increased our exposure to losses resulting from financial distress, insolvency and the potential bankruptcy of our advertising customers. Our accounts receivable are stated at net estimated realizable value and our allowance for doubtful accounts has been determined based on several factors, including receivable agings, significant individual credit risk accounts and historical experience. If such collectability estimates prove inaccurate, adjustments to future operating results could occur.

Further declines in our credit ratings significantly impact our ability to obtain new financing to fund our operations and strategic initiatives or to refinance our existing debt at reasonable rates as it matures.

Our long-term debt is rated by Standard & Poor's and Moody's Investors Service. We are currently rated below-investment grade by both rating agencies, and any future long-term borrowing or the extension of our short-term borrowing will reflect the negative impact of these ratings, increasing our borrowing costs, limiting our financing options and subjecting us to more restrictive covenants than our existing debt arrangements. Additional down grades in our credit ratings could further increase our borrowing costs, subject us to more onerous terms and reduce or eliminate our borrowing flexibility in the future. Such limitations on our financing options may affect our ability to refinance existing debt when it becomes due.

If there is a significant increase in the price of newsprint or a reduction in the availability of newsprint, our results of operations and financial condition may suffer.

The basic raw material for our publications is newsprint. We generally maintain only a 45 to 55-day inventory of newsprint, although our participation in a newsprint-buying consortium has helped ensure adequate supply. In addition we have an agreement with a newsprint vendor to supply certain of our properties, representing approximately 95% of our newsprint, with all their newsprint requirements for calendar year 2013 at a fixed price. An inability to obtain an adequate supply of newsprint at a favorable price or at all in the future could have a material adverse effect on our ability to produce our publications. Historically, the price of newsprint has been volatile, reaching a high of approximately $823 per metric ton in 2008 and dropping to a low of almost $410 per metric ton in 2002. The average price of newsprint for 2012 was approximately $667 per metric ton. Recent and future consolidation of major newsprint suppliers may adversely affect price competition among suppliers. Significant increases in newsprint costs for properties and periods not covered by our newsprint vendor agreement could have a material adverse effect on our financial condition and results of operations.

We compete with a large number of companies in the local media industry; if we are unable to compete effectively, our advertising and circulation revenues may decline.

Our business is concentrated in newspapers and other print publications located primarily in small and midsize markets in the United States. Our revenues primarily consist of advertising and paid circulation. Competition for advertising revenues and paid circulation comes from direct mail, directories, radio, television, outdoor advertising, other newspaper publications, the internet and other media. For example, as the use of the internet and mobile devices has increased, we have lost some classified advertising and subscribers to online advertising businesses and our free internet sites that contain abbreviated versions of our publications. Competition for advertising revenues is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels. Competition for circulation is based largely upon the content of the publication and its price and editorial quality. Our local and regional competitors vary from market to market and many of our competitors for advertising revenues are larger and have greater financial and distribution resources than us. We may incur increased costs competing for advertising expenditures and paid circulation. We may also experience a decline of circulation or print advertising revenue due to alternative media, such as the internet. If we are not able to compete effectively for advertising expenditures and paid circulation, our revenues may decline.

We are undertaking a strategic re-alignment of our business that could have a material adverse financial impact if unsuccessful.

We are undertaking a strategic re-alignment of our business. Among other things we are implementing the standardization and centralization of systems and process, the outsourcing of certain financial processes and the use of new software for our circulation, advertising and editorial systems. As a result of ongoing strategic evaluation and analysis, we have made and will continue to make changes that, if unsuccessful, could have a material adverse financial impact.

We have invested in growing our digital business, but such investments may not be as successful as expected which could adversely affect our results of operations.

We continue to evaluate our business and how we intend to grow our digital business. Internal resources and effort are put towards this business and key partnerships have been entered into to assist with our digital business. There can be no assurances that the partnerships we have entered into or the internal strategy being employed will result in generating or increasing digital revenues.

If we are unable to retain and grow our digital audience and advertiser base, our digital businesses will be adversely affected.

Given the ever-growing and rapidly changing number of digital media options available on the internet, we may not be able to increase our online traffic sufficiently and retain or grow a base of frequent visitors to our websites and applications on mobile devices.

Accordingly, we may not be able to create sufficient advertiser interest in our digital businesses and to maintain or increase the advertising rates of the inventory on our websites.

Technological developments and any changes we make to our business model may require significant capital investments. Due to restrictions in our 2007 Credit Facility, we are limited in our ability to invest funds and resources in digital opportunities and our ability to undertake research and development in building and maintain the necessary and continually evolving technology infrastructure.

Our business is subject to seasonal and other fluctuations, which affects our revenues and operating results.

Our business is subject to seasonal fluctuations that we expect to continue to be reflected in our operating results in future periods. Our first fiscal quarter of the year tends to be our weakest quarter because advertising volume is at its lowest levels following the December holiday season. Correspondingly, our second and fourth fiscal quarters tend to be our strongest because they include heavy holiday and seasonal advertising. Other factors that affect our quarterly revenues and operating results may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, distribution costs, changes in newsprint prices and general economic factors.

We could be adversely affected by continued declining circulation.

Overall daily newspaper circulation, including national and urban newspapers, has declined in recent years. There can be no assurance that our circulation will not continue to decline in the future. We have been able to maintain our annual circulation revenue from existing operations in recent years through, among other things, increases in our per copy prices. However, there can be no assurance that we will be able to continue to increase prices to offset any declines in circulation. Further declines in circulation could impair our ability to maintain or increase our advertising prices, cause purchasers of advertising in our publications to reduce or discontinue those purchases and discourage potential new advertising customers, all of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

The increasing popularity of digital media could also adversely affect circulation of our newspapers, which may decrease circulation revenue and cause more marked declines in print advertising. If we are not successful in offsetting such declines in revenues from our print products, our business, financial condition and prospects will be adversely affected.

We have a history of losses and may not be able to achieve or maintain profitable operations in the future.

We experienced losses from continuing operations of approximately $28.7 million, $22.5 million and $27.4 million in 2012, 2011 and 2010, respectively. Our results of operations in the future will depend on many factors, including our ability to execute our business strategy and realize efficiencies through our clustering strategy. Our failure to achieve profitability in the future could adversely affect the trading price of our common stock and our ability to raise additional capital and, accordingly, our ability to grow or maintain our business.

The value of our intangible assets may become impaired, depending upon future operating results.

As of December 30, 2012, goodwill and other intangible assets were approximately $232.7 million, or 49.5% of our total assets. To determine whether all or a portion of the carrying values of our goodwill and other intangible assets are no longer recoverable, which may require a charge to our earnings, we periodically evaluate such assets. During the first quarter of 2012, the Company reorganized its management structure to align with its publication types. The fair value of goodwill was allocated to each of the new reporting units: Small Community Newspapers, Large Daily Newspapers and Metro Newspapers. The Company determined that impairment indicators were present for the Metro Newspaper reporting unit, which had a goodwill balance of $0.2. As of April 1, 2012 the Company performed a Step 1 analysis for this reporting unit and determined that its carrying value exceeded fair value. As a result of the Step 2 analysis, the entire $0.2 of goodwill was impaired and this amount was subsequently reclassified to discontinued operations. The Company performed further analysis of this reporting unit's intangible assets and determined that additional impairments were not present. A review of impairment indicators was performed for the Company's other reporting units and it was determined that financial results and forecast had not changed materially since the June 26, 2011 impairment test and it was determined that indicators of impairment were not present.

We are subject to environmental and employee safety and health laws and regulations that could cause us to incur significant compliance expenditures and liabilities.

Our operations are subject to federal, state and local laws and regulations pertaining to the environment, storage tanks and the management and disposal of wastes at our facilities. Under various environmental laws, a current or previous owner or operator of real property may be liable for contamination resulting from the release or threatened release of hazardous or toxic substances or petroleum at that property. Such laws often impose liability on the owner or operator without regard to fault and the costs of any required investigation or cleanup can be substantial. Although in connection with certain of our acquisitions we have rights to indemnification for certain environmental liabilities, these rights may not be sufficient to reimburse us for all losses that we might incur if a property acquired by us has environmental contamination.

Our operations are also subject to various employee safety and health laws and regulations, including those pertaining to occupational injury and illness, employee exposure to hazardous materials and employee complaints. Environmental and employee safety and health laws tend to be complex, comprehensive and frequently changing. As a result, we may be involved from time to time in administrative and judicial proceedings and investigations related to environmental and employee safety and health issues. These proceedings and investigations could result in substantial costs to us, divert our management's attention and adversely affect our ability to sell, lease or develop our real property. Furthermore, if it is determined that we are not in compliance with applicable laws and regulations, or if our properties are contaminated, it could result in significant liabilities, fines or the suspension or interruption of the operations of specific printing facilities.

Future events, such as changes in existing laws and regulations, new laws or regulations or the discovery of conditions not currently known to us, may give rise to additional compliance or remedial costs that could be material.

Sustained increases in costs of employee health and welfare benefits may reduce our profitability. Moreover, our pension plan obligations are currently unfunded, and we may have to make significant cash contributions to our plans, which could reduce the cash available for our business.

In recent years, we have experienced significant increases in the cost of employee medical benefits because of economic factors beyond our control, including increases in health care costs. At least some of these factors may continue to put upward pressure on the cost of providing medical benefits. Although we have actively sought to control increases in these costs, there can be no assurance that we will succeed in limiting cost increases, and continued upward pressure could reduce the profitability of our businesses.

Our pension and post retirement plans were underfunded (accumulated benefit obligation) by $15.5 million at December 30, 2012. Our pension plan invests in a variety of equity and debt securities, many of which were affected by the recent disruptions in the credit and capital markets in 2009 and 2010. Future volatility and disruption in the stock markets could cause further declines in the asset values of our pension plans. In addition, a decrease in the discount rate used to determine minimum funding requirements could result in increased future contributions. If either occurs, we may need to make additional pension contributions above what is currently estimated, which could reduce the cash available for our businesses.

We may not be able to protect intellectual property rights upon which our business relies and, if we lose intellectual property protection, our assets may lose value.

Our business depends on our intellectual property, including, but not limited to, our content and services, which we attempt to protect through patents, copyrights, trade laws and contractual restrictions, such as confidentiality agreements. We believe our proprietary and other intellectual property rights are important to our continued success and our competitive position.

Despite our efforts to protect our proprietary rights, unauthorized third parties may attempt to copy or otherwise obtain and use our content, services and other intellectual property, and we cannot be certain that the steps we have taken will prevent any misappropriation or confusion among consumers and merchants, or unauthorized use of these rights. If we are unable to procure, protect and enforce our intellectual property rights, we may not realize the full value of these assets, and our business may suffer. If we must litigate to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of third parties, such litigation may be costly and divert the attention of our management from day-to-day operations.

We depend on key personnel and we may not be able to operate or grow our business effectively if we lose the services of any of our key personnel or are unable to attract qualified personnel in the future.

The success of our business is heavily dependent on our ability to retain our current management and other key personnel and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and we may not be able to retain our personnel. Although we have entered into employment agreements with certain of our key personnel, these agreements do not ensure that our key personnel will continue in their present capacity with us for any particular period of time. We do not have key man insurance for any of our current management or other key personnel. The loss of any key personnel would require our remaining key personnel to divert immediate and substantial attention to seeking a replacement. An inability to find a suitable replacement for any departing executive officer on a timely basis could adversely affect our ability to operate or grow our business.

A shortage of skilled or experienced employees in the media industry, or our inability to retain such employees, could pose a risk to achieving improved productivity and reducing costs, which could adversely affect our profitability.

Production and distribution of our various publications requires skilled and experienced employees. A shortage of such employees, or our inability to retain such employees, could have an adverse impact on our productivity and costs, our ability to expand, develop and distribute new products and our entry into new markets. The cost of retaining or hiring such employees could exceed our expectations which could adversely affect our results of operations.

A number of our employees are unionized, and our business and results of operations could be adversely affected if labor negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations.

As of December 30, 2012, we employed approximately 4,565 employees, of whom approximately 691 (or approximately 15%) were represented by 23 unions. 95% of the unionized employees are represented by three of the 23 unions. These three unions are located in our Massachusetts, Illinois and Ohio locations and represent 27%, 38% and 30% of all employees in each of the locations, respectively. Most of our unionized employees work under collective bargaining agreements that expire in 2014.

Although our newspapers have not experienced a union strike in the recent past nor do we anticipate a union strike occurring, we cannot preclude the possibility that a strike may occur at one or more of our newspapers at some point in the future. We believe that, in the event of a newspaper strike, we would be able to continue to publish and deliver to subscribers, which is critical to retaining advertising and circulation revenues, although there can be no assurance of this.

Our potential inability to successfully execute cost control measures could result in greater than expected total operating costs.

We have implemented general cost control measures, and expect to continue such cost control efforts in the future. If we do not achieve expected savings as a result of such measures or if our operating costs increase as a result of our growth strategy, our total operating costs may be greater than expected. In addition, reductions in staff and employee benefits could affect our ability to attract and retain key employees.

Our common stock trades in the over-the-counter market, which makes it less liquid, more volatile and harder for us to raise capital.

Our common stock is currently quoted on the OTC Bulletin Board under the trading symbol "GHSE". No assurance can be given that our common stock will continue to be traded on any stock market, that any broker will make a market in our common stock, or that any active trading market in our common stock will exist. Broker-dealers often decline to trade in "pink sheet" stocks given that (i) the market for such securities is often limited, (ii) such securities are generally more volatile, and (iii) the risk to investors is generally greater. Moreover, additional requirements pertaining to broker-dealers generally makes it more difficult for such broker-dealers to recommend that their customers buy securities traded on the "pink sheets." Consequently, selling our common stock can be difficult because smaller quantities of shares can be bought and sold, transactions can be delayed and securities analyst and media coverage of our Company is reduced. These factors could result in lower prices and larger spreads in the bid and ask prices for shares of our common stock as well as lower trading volume. We cannot provide any assurance that, even if our common stock continues to be listed or quoted on the pink sheets or another market or system, the market for our common stock will be as liquid. This lack of liquidity also could make it even more difficult for us to raise capital in the future, which in turn could have an adverse effect on our business.

Companies that are quoted on the pink sheets are not subject to corporate governance requirements in order for their shares to be quoted. As a result, our stockholders have less protection from conflicts of interest, related party transactions and similar matters.

Our common stock currently trades as an over-the-counter security on the "pink sheets." Corporate governance requirements are not imposed on companies quoted on the pink sheets. As a result of our delisting from the NYSE, we are not required to comply with any, and our stockholders no longer have the protection of, various NYSE corporate governance requirements, including among others:

- the requirement that a majority of our board of directors consist of independent directors;
- the requirement that a minimum of three members of our board of directors consist of independent directors;
- the requirement that we have an audit committee, a nominating committee and a compensation committee, in each case that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;
- the requirement for an annual performance evaluation of the audit, nominating and compensation committees; and
- the requirement that our stockholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto.

We do not anticipate paying any dividends for the foreseeable future.

We suspended the payment of quarterly cash dividends commencing with the second quarter of 2008 and do not anticipate paying any cash dividends on, or making repurchases of, our common stock in the foreseeable future. We intend to retain future earnings, if any, to reduce leverage and increase liquidity, finance the expansion of our operations and for general corporate purposes. In addition, covenants in our 2007 Credit Facility restrict our ability to pay dividends and make certain other payments.

Risks Related to Our Organization and Structure

If the ownership of our common stock continues to be highly concentrated, it may prevent stockholders from influencing significant corporate decisions. Moreover, the interests of our principal stockholder may conflict with interests of our other stockholders.

As of December 30, 2012, Fortress beneficially owned approximately 39.6% of our outstanding common stock. As a result, Fortress will continue to have effective control over fundamental and significant corporate matters and transactions, including but not limited to: the election of directors; mergers, consolidations or acquisitions; the sale of all or substantially all of our assets (or any portion thereof) and other decisions affecting our capital structure; the amendment of our amended and restated certificate of incorporation and our amended and restated by-laws; and our dissolution. The interests of Fortress may not always coincide with our interests or the interest of our other stockholders. For example, Fortress could delay, deter or prevent acts that may be favored by our other stockholders such as hostile takeovers, changes in control and changes in management. As a result of such actions, the market price of our common stock could decline or stockholders might not receive a premium for their shares in connection with a change of control transaction.

Fortress has the right to, and has no duty to abstain from exercising such right to, engage or invest in the same or similar business as us.

Fortress, together with its affiliates, has other business activities in addition to their ownership of us. Under our amended and restated certificate of incorporation, Fortress has the right to, and has no duty to abstain from exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If Fortress or any of its affiliates or any of their respective officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our stockholders or our affiliates.

In the event that any of our directors and officers who is also a director, officer or employee of Fortress acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person's capacity as our director or officer and such person acted in good faith, such person is deemed to have fully satisfied such person's fiduciary duty and is not liable to us if Fortress pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Anti-takeover provisions in our amended and restated certificate of incorporation and our amended and restated by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable or prevent the removal of our current board of directors and management.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable or prevent the removal of our current board of directors and management. We have a number of anti-takeover devices in place that can hinder takeover attempts, including:

- a staggered board of directors consisting of three classes of directors, each of whom serves a three-year term;

- removal of directors only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote;
- blank-check preferred stock;
- provisions in our amended and restated certificate of incorporation and amended and restated by-laws preventing stockholders from calling special meetings or acting by written consent in lieu of a meeting (with the exception of Fortress, so long as Fortress beneficially owns at least 50% of our issued and outstanding common stock);
- advance notice requirements for stockholders with respect to director nominations and actions to be taken at annual meetings; and
- no provision in our amended and restated certificate of incorporation for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all the directors standing for election.

Our 2007 Credit Facility currently limits our ability to enter into certain change of control transactions, the occurrence of which would constitute an event of default. However, our amended and restated certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders in certain situations, will not apply to us. This may make it easier for a third party to acquire an interest in some or all of our Company with Fortress' approval, even though our other stockholders may not deem such an acquisition beneficial to their interests.

We are a holding company and our access to the cash flow of our subsidiaries is subject to restrictions imposed by our indebtedness.

We are a holding company with no material direct operations. Our principal assets are the equity interests we own in our direct subsidiary, GateHouse Media Holdco, Inc. ("Holdco"), through which we indirectly own equity interests in our operating subsidiaries. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations. Our subsidiaries are legally distinct from us and have no obligation to make funds available to us. Holdco and certain of its subsidiaries are parties to our 2007 Credit Facility, which imposes restrictions on their ability to make loans, dividend payments or other payments to us. Any payments of dividends to us are subject to the satisfaction of certain financial conditions set forth in our 2007 Credit Facility. Our ability to comply with these conditions may be affected by events that are beyond our control. We expect future borrowings by our subsidiaries to contain restrictions or prohibitions on the payment of dividends to us.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We own and operate 32 print facilities across the United States. Our print facilities range in size from approximately 500 to 55,000 square feet. Our executive offices are located in Fairport, New York, where we lease approximately 15,000 square feet under a lease terminating in June 2014.

We maintain our properties in good condition and believe that our current facilities are adequate to meet the present needs of our business. We do not believe any individual property is material to our financial condition or results of operations.

Item 3. Legal Proceedings

We become involved from time to time in claims and lawsuits incidental to the ordinary course of our business, including such matters as libel, invasion of privacy, intellectual property infringement, wrongful termination actions, and complaints alleging discrimination. In addition, we are involved from time to time in governmental and administrative proceedings concerning employment, labor, environmental and other claims. Insurance coverage mitigates potential loss for certain of these matters. Historically, such claims and proceedings have not had a material adverse effect upon our consolidated results of operations or financial condition. While we are unable to predict the ultimate outcome of any currently outstanding legal actions, we believe that it is not a likely possibility that the disposition of these matters would have a material adverse effect upon our consolidated results of operations, financial condition or cash flow.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is currently quoted on the OTC Bulletin Board ("OTCBB") under the trading symbol "GHSE". The following table shows the high and low sale bid information of our common stock as reported on the OTCBB for the periods indicated. Reported prices from the OTCBB reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High	Low
Year Ended December 30, 2012		
Fourth Quarter	$0.10	$0.03
Third Quarter	$0.09	$0.05
Second Quarter	$0.06	$0.04
First Quarter	$0.10	$0.03
Year Ended January 1, 2012		
Fourth Quarter	$0.10	$0.03
Third Quarter	$0.14	$0.04
Second Quarter	$0.20	$0.10
First Quarter	$0.19	$0.08

The closing sale price for our common stock as reported on the over-the-counter market on March 4, 2013 was $0.06 per share. From the most recent available Company information, there were approximately 22 holders of record and approximately 3,390 beneficial owners registered in nominee and street name.

Dividends

We suspended the payment of quarterly dividends commencing with the second quarter of 2008 and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, covenants in our 2007 Credit Facility and other credit facilities restrict our ability to pay dividends or make certain other payments.

Item 6. Selected Financial Data

The following table presents our selected historical financial data as of and for each of the years in the five year period ended December 30, 2012. The information in this table should be read in conjunction with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and our historical consolidated financial statements and the related notes thereto included elsewhere in this report.

	Year Ended December 30, 2012	Year Ended January 1, 2012[2]	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
	(In Thousands, Except Per Share Data)				
Statement of Operations Data:					
Revenues:					
Advertising	$331,419	$357,629	$386,069	$ 399,442	$ 478,437
Circulation	133,358	133,571	135,691	141,249	144,712
Commercial printing and other	26,187	25,763	26,057	31,059	37,711
Total revenues	490,964	516,963	547,817	571,750	660,860
Operating costs and expenses:					
Operating costs	270,749	284,864	300,127	327,454	370,643
Selling, general and administrative	145,997	147,459	156,253	161,160	180,776
Depreciation and amortization	40,033	42,583	45,137	54,294	69,923
Integration and reorganization costs and management fees paid to prior owner	4,401	5,884	2,324	1,857	7,011
Impairment of long-lived assets	—	1,733	430	193,503	123,717
(Gain) loss on sale of assets	1,238	455	1,551	(418)	337
Goodwill and mastheads impairment	—	385	—	274,138	488,543
Operating income (loss)	28,546	33,600	41,995	(440,238)	(580,090)
Interest expense, amortization of deferred financing costs, gain on early extinguishment of debt, (gain) loss on derivative instruments and other	57,500	57,914	69,533	72,519	100,535
Loss from continuing operations before income taxes	(28,954)	(24,314)	(27,538)	(512,757)	(680,625)
Income tax expense (benefit)	(207)	(1,803)	(155)	342	(21,139)
Loss from continuing operations	(28,747)	(22,511)	(27,383)	(513,099)	(659,486)
Income (loss) from discontinued operations, net of income taxes	(1,592)	283	743	(17,513)	(13,820)
Net loss	(30,339)	(22,228)	(26,640)	(530,612)	(673,306)
Net loss attributable to noncontrolling interest	536	579	596	510	—
Net loss attributable to GateHouse Media	$ (29,803)	$ (21,649)	$ (26,044)	$(530,102)	$(673,306)
Basic net loss from continuing operations attributable to GateHouse Media per share	$ (0.49)	$ (0.38)	$ (0.46)	$ (8.93)	$ (11.56)
Diluted loss from continuing operations attributable to GateHouse Media per share	$ (0.49)	$ (0.38)	$ (0.46)	$ (8.93)	$ (11.56)
Basic net loss attributable to GateHouse Media common stockholders per share	$ (0.51)	$ (0.37)	$ (0.45)	$ (9.24)	$ (11.80)
Diluted net loss attributable to GateHouse Media common stockholders per share	$ (0.51)	$ (0.37)	$ (0.45)	$ (9.24)	$ (11.80)
Other Data:					
Adjusted EBITDA [1]	$ 68,627	$ 79,150	$ 87,700	$ 81,046	$ 102,152
Cash interest paid	$ 55,976	$ 58,225	$ 59,317	$ 67,950	$ 89,677

(1) We define Adjusted EBITDA as net income (loss) from continuing operations before income tax expense (benefit), interest/financing expense, depreciation and amortization and non-cash impairments. Adjusted EBITDA is not a measurement of financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations, net income (loss), cash flow from continuing

operating activities or any other measure of performance or liquidity derived in accordance with GAAP. We believe this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-to-day performance because the items excluded have little or no significance in our day-to-day operations. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. Adjusted EBITDA provides an indicator for management to determine if adjustments to current spending decisions are needed.

Adjusted EBITDA provides us with a measure of financial performance, independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, taxation and interest expense associated with our capital structure. This metric measures our financial performance based on operational factors that management can impact in the short-term, namely our cost structure or expenses of the organization. Adjusted EBITDA is one of the metrics used by senior management and the board of directors to review the financial performance of our business on a monthly basis.

Not all companies calculate Adjusted EBITDA using the same methods; therefore, the Adjusted EBITDA figures set forth herein may not be comparable to Adjusted EBITDA reported by other companies. A substantial portion of our Adjusted EBITDA must be dedicated to the payment of interest on our outstanding indebtedness and to service other commitments, thereby reducing the funds available to us for other purposes. Accordingly, Adjusted EBITDA does not represent an amount of funds that is available for management's discretionary use. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this report.

(2) The year ended January 1, 2012 included a 53rd week of operations for approximately 60% of the business.

The table below shows the reconciliation of income (loss) from continuing operations to Adjusted EBITDA for the periods presented:

	Year Ended December 30, 2012	Year Ended January 1, 2012[3]	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
			(In Thousands)		
Loss from continuing operations	$(28,747)	$(22,511)	$(27,383)	$(513,099)	$(659,486)
Income tax expense (benefit)	(207)	(1,803)	(155)	342	(21,139)
(Gain) loss on derivative instruments [1]	(1,635)	(913)	8,277	12,672	10,119
Gain on early extinguishment of debt [2]	—	—	—	(7,538)	—
Amortization of deferred financing costs	1,255	1,360	1,360	1,360	1,845
Write-off of financing costs	—	—	—	743	—
Interest expense	57,928	58,316	60,034	64,631	88,630
Impairment of long-lived assets	—	1,733	430	193,503	123,717
Depreciation and amortization	40,033	42,583	45,137	54,294	69,923
Goodwill and mastheads impairment	—	385	—	274,138	488,543
Adjusted EBITDA from continuing operations	$ 68,627[a]	$ 79,150[b]	$ 87,700[c]	$ 81,046[d]	$ 102,152[e]

(a) Adjusted EBITDA for the year ended December 30, 2012 included net expenses of $11,017, which are one time in nature or non-cash compensation. Included in these net expenses of $11,017 are non-cash compensation and other expenses of $6,274, non-cash portion of post-retirement benefits expense of $(896), integration and reorganization costs of $4,401 and a $1,238 loss on the sale of assets.

Adjusted EBITDA also does not include $1,386 of EBITDA generated from our discontinued operations.

(b) Adjusted EBITDA for the year ended January 1, 2012 included net expenses of $9,461, which are one time in nature or non-cash compensation. Included in these net expenses of $9,461 are non-cash compensation and other expenses of $4,226, non-cash portion of post-retirement benefits expense of $(1,104), integration and reorganization costs of $5,884 and an $455 loss on the sale of assets.

Adjusted EBITDA also does not include $1,829 of EBITDA generated from our discontinued operations.

(c) Adjusted EBITDA for the year ended December 31, 2010 included net expenses of $8,231, which are one time in nature or non-cash compensation. Included in these net expenses of $8,231 are non-cash compensation and other expenses of $5,005, non-cash portion of post-retirement benefits expense of $(649), integration and reorganization costs of $2,324 and a $1,551 loss on the sale of assets.

Adjusted EBITDA also does not include $2,274 of EBITDA generated from our discontinued operations.

(d) Adjusted EBITDA for the year ended December 31, 2009 included net expenses of $9,291, which are one time in nature or non-cash compensation. Included in these net expenses of $9,291 are non-cash compensation and other expenses of $8,634, non-cash portion of post-retirement benefits expense of $(782), integration and reorganization costs of $1,857 and a $418 gain on the sale of assets.

Adjusted EBITDA also does not include $668 of EBITDA generated from our discontinued operations.

(e) Adjusted EBITDA for the year ended December 31, 2008 included net expenses of $24,047, which are one time in nature or non-cash compensation. Included in these net expenses of $24,047 are non-cash compensation and other expenses of $18,198, non-cash portion of post-retirement benefits expense of $(1,499), integration and reorganization costs of $7,011 and $337 loss on the sale of assets.

Adjusted EBITDA also does not include $5,175 of EBITDA generated from our discontinued operations.

(1) Non-cash (gain) loss on derivative instruments is related to interest rate swap agreements which are financing related and are excluded from Adjusted EBITDA.
(2) Non-cash write-off of deferred financing costs are similar to interest expense and amortization of financing fees and are excluded from Adjusted EBITDA.
(3) The year ended January 1, 2012 included a 53rd week of operations for approximately 60% of the business.

	As of				
	December 30, 2012	**January 1, 2012**	**December 31, 2010**	**December 31, 2009**	**December 31, 2008**
			(In Thousands)		
Balance Sheet Data:					
Total assets	$ 469,766	$ 510,802	$ 546,327	$ 591,929	$1,149,621
Total long-term obligations, including current maturities	1,177,298	1,185,212	1,197,347	1,222,102	1,242,075
Stockholders' equity (deficit)	(834,159)	(805,632)	(792,121)	(753,576)	(229,078)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and notes to those statements and pro forma results of operations appearing in this report. The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors under the heading "Risk Factors" and elsewhere in this report that could cause our actual future growth, results of operations, performance and business prospects and opportunities to differ materially from those expressed in, or implied by, such forward-looking statements. See "Cautionary Note Regarding Forward-Looking Information" at the beginning of this report.

Overview

We are one of the largest publishers of locally based print and digital media in the United States as measured by number of daily publications. Our business model is to be the preeminent provider of local content and advertising in the small and midsize markets that we serve. Our portfolio of products, which includes 406 community publications, 342 related websites, 339 mobile sites and six yellow page directories, serves over 128,000 business advertising accounts and reaches approximately 10 million people on a weekly basis.

Our core products include:

- 78 daily newspapers with total paid circulation of approximately 597,000;
- 237 weekly newspapers (published up to three times per week) with total paid circulation of approximately 307,000 and total free circulation of approximately 684,000;
- 91 "shoppers" (generally advertising-only publications) with total circulation of approximately 1.5 million;
- 342 locally focused websites and 339 mobile sites, which extend our franchises onto the internet and mobile devices with approximately 97 million page views per month; and
- six yellow page directories, with a distribution of approximately 488,000, that covers a population of approximately 1.2 million people.

In addition to our core products, we also opportunistically produce niche publications that address specific local market interests such as recreation, sports, healthcare and real estate. Over the last twelve months, we created approximately 42 niche publications. We are also focused on developing online and mobile products, including digital marketing services, deal platforms, mobile websites and applications.

We were incorporated in Delaware in 1997 for purposes of acquiring a portion of the daily and weekly newspapers owned by American Publishing Company. On May 9, 2005, FIF III Liberty Holdings LLC, an affiliate of Fortress, entered into an Agreement and Plan of Merger with us pursuant to which a wholly-owned subsidiary of FIF III Liberty Holdings LLC merged with and into us (the "Merger"). The Merger was effective on June 6, 2005, thus making FIF III Liberty Holdings LLC our principal and controlling stockholder. As of December 30, 2012, Fortress beneficially owned approximately 39.6% of our outstanding common stock.

Since 1998, we have launched numerous new products and acquired 416 daily and weekly newspapers and shoppers, including 17 dailies, 120 weeklies and 22 shoppers acquired in the acquisitions of CP Media and Enterprise NewsMedia, LLC, the Copley Press, Inc. newspapers and the Gannett Co., Inc. newspapers. Due to the economic environment and our lack of available financing, we discontinued our acquisition strategy in 2009.

We generate revenues from advertising, circulation and commercial printing. Advertising revenue is recognized upon publication of the advertisements. Circulation revenue from subscribers, which is typically billed to customers at the beginning of the subscription period, is recognized on a straight-line basis over the term of the related subscription. The revenue for commercial printing is recognized upon delivery of the printed product to our customers. Directory revenue is recognized on a straight-line basis over the period in which the corresponding directory is distributed and in use in the market.

Our advertising revenue tends to follow a seasonal pattern, with higher advertising revenue in months containing significant events or holidays. Accordingly, our first quarter, followed by our third quarter, historically are our weakest quarters of the year in terms of revenue. Correspondingly, our second and fourth fiscal quarters, historically, are our strongest quarters. We expect that this seasonality will continue to affect our advertising revenue in future periods.

We have experienced declines in print advertising revenue streams from continuing operations, despite our geographic diversity, well-balanced portfolio of products, strong local franchises, broad customer base and reliance on smaller markets. We believe the declines in print advertising revenue we have experienced are primarily the result of general economic weakness, fewer local businesses that were traditional newspaper advertisers, as a result of being acquired or closing due to the national big box retailer expansion, and the secular pressure which has resulted in a shift of advertising dollars from print media to digital media. We believe our local advertising tends to be less sensitive to economic cycles than national advertising because local businesses generally have fewer advertising channels through which to reach their target audience. We also believe some of the decline is due to a secular shift from print media to digital media. The Company continues to invest in digital platforms, such as online, mobile and applications, to support its print publications in order to lessen the impact of this shift.

Our operating costs consist primarily of labor, newsprint, and delivery costs. Our selling, general and administrative expenses consist primarily of labor costs.

Labor represents just over 50% of our operating expenses. Beginning in 2008 we initiated an effort to drive efficiencies and centralization of work throughout the organization.

Newsprint prices rose from the later part of 2009 through 2010 and remained flat from the latter part of 2010 through 2012. We expect 2013 prices to decline about 5%. We have taken steps to mitigate risk of potential price increases through a fixed price agreement for approximately 95% of our 2013 purchases combined with consumption control. In addition, we are a member of a newsprint-buying consortium which enables our local publishers to obtain favorable pricing as compared to the general market. Additionally, we have taken steps to cluster our operations thereby increasing the usage of facilities and equipment while increasing the productivity of our labor force. We expect to continue to employ these steps as part of our business and clustering strategy.

Recent Developments

The newspaper industry and our Company have experienced declining same store revenue and profitability over the past several years. These trends have eliminated the availability to us of additional borrowings under our 2007 Credit Facility. As a result, we previously implemented plans to reduce costs, preserve cash flow and strengthen liquidity. This includes the suspension of the payment of cash dividends, the continued implementation of cost reduction programs, and the sale of non-core assets. We believe these initiatives will provide the financial resources necessary to invest in the business and ensure our future success and provide sufficient cash flow to enable us to meet our commitments for the next year.

General economic conditions, including declines in consumer confidence, continued high unemployment levels, declines in real estate values, and other trends, have also impacted the markets in which we operate. Additionally, media companies continue to be impacted by the migration of consumers and businesses to an internet and mobile-based, digital medium. These conditions may continue to negatively impact print advertising and other revenue sources as well as increase operating costs in the future. Management believes that we have adequate capital resources and liquidity to meet our working capital needs, borrowing obligations and all required capital expenditures for at least the next twelve months.

We periodically perform testing for impairment of goodwill and newspaper mastheads in which the fair value of our reporting units for goodwill impairment testing and individual newspaper mastheads were estimated using the expected present value of future cash flows and recent industry transaction multiples, using estimates, judgments and assumptions, that we believe were appropriate in the circumstances. Should general economic, market or business conditions decline, and have a negative impact on estimates of future cash flow and market transaction multiples, we may be required to record additional impairment charges in the future.

During 2008, our credit rating was downgraded to be rated below-investment grade by both Standard & Poor's and Moody's Investors Service and was further downgraded in 2009 and 2010. Any future long-term borrowing or the extension or replacement of our short-term borrowing will reflect the negative impact of these ratings, increase our borrowing costs, limit our financing options and subject us to more restrictive covenants than our existing debt arrangements. Additional downgrades in our credit ratings could further increase our borrowing cost, subject us to more onerous borrowing terms and reduce or eliminate our borrowing flexibility in the future.

The current economic environment in our industry and its resulting impact on us has limited our ability to grow further through acquisitions in the near-term. We are highly focused on our business transformational strategy which includes; a) driving permanent cost reduction and cost realignment towards growth opportunities, b) accelerate digital growth in terms of both revenue and audience, c) grow consumer revenues, including circulation, in both print and digital, largely through new products, services, and pricing initiatives, d) preserve the power of print by improving the quality of our content and stabilize our advertising revenues, and e) develop and grow new businesses through GateHouse Ventures by leveraging our core strengths and assets and expanding beyond our existing geographical footprints.

During the first quarter of 2012, we reorganized our management structure to align with our publication types. The resulting operating segments are: Large Community Newspapers, Small Community Newspapers, and Directories. These operating segments are aggregated into one reportable business segment.

In February 2013, the US Postal Service announced that it will end Saturday delivery beginning in August 2013. The Company is evaluating the impact of this change, but does not expect it to be material.

Critical Accounting Policy Disclosure

The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. We base our estimates and judgments on historical experience and other assumptions that we find reasonable under the circumstances. Actual results may differ from such estimates under different conditions. The following accounting policies require significant estimates and judgments.

Goodwill and Long-Lived Assets

We assess the potential impairment of goodwill and intangible assets with indefinite lives on an annual basis in accordance with the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 350 "*Intangibles—Goodwill and Other*" ("ASC 350"). We perform our impairment analysis on each of our reporting units, represented by our six regions. The regions have discrete financial information and are regularly reviewed by management. The fair value of the applicable reporting unit is compared to its carrying value. Calculating the fair value of a reporting unit requires us to make significant estimates and assumptions. We estimate fair value by applying third-party market value indicators to projected cash flows and/or projected earnings before interest, taxes, depreciation, and amortization. In applying this methodology, we rely on a number of factors, including current operating results and cash flows, expected future operating results and cash flows, future business plans, and market data. If the carrying value of the reporting unit exceeds the estimate of fair value, we calculate the impairment as the excess of the carrying value of goodwill over its implied fair value.

We account for long-lived assets in accordance with the provisions of FASB ASC Topic 360, "*Property, Plant and Equipment*" ("ASC 360"). We assess the recoverability of our long-lived assets, including property, plant and equipment and definite lived intangible assets, whenever events or changes in business circumstances indicate the carrying amount of the assets, or related group of assets, may not be fully recoverable. Factors leading to impairment include significant under-performance relative to historical or projected results, significant changes in the manner of use of the acquired assets or the strategy for our overall business and significant negative industry or economic trends. The assessment of recoverability is based on management's estimates. If undiscounted projected future operating cash flows do not exceed the net book value of the long-lived assets, then a permanent impairment has occurred. We would record the difference between the net book value of the long-lived asset and the fair value of such asset as a charge against income in our consolidated statements of operations if such a difference arose.

The fair values of our reporting units for goodwill impairment testing and individual newspaper mastheads are estimated using the expected present value of future cash flows, recent industry transaction multiples and using estimates, judgments and assumptions that management believes are appropriate in the circumstances.

The sum of the fair values of the reporting units are reconciled to our current market capitalization (based upon the stock market price) plus an estimated control premium.

Significant judgment is required in determining the fair value of our goodwill and long-lived assets to measure impairment, including the determination of multiples of revenue and Adjusted EBITDA and future earnings projections. The estimates and judgments that most significantly affect the future cash flow estimates are assumptions related to revenue, and in particular, potential changes in future advertising (including the impact of economic trends and the speed of conversion of advertising and readership to online products from traditional print products); trends in newsprint prices; and other operating expense items.

We performed annual impairment testing of goodwill and indefinite lived intangible assets during the second quarter of 2012, 2011 and 2010. Additionally, we performed impairment testing of goodwill and indefinite lived intangibles during the first quarter of 2012 and the fourth quarter of 2011 due to operational management changes. As a result, impairment charges related to goodwill were recorded in fiscal 2012 and 2011, see additional information in Note 5 to the Consolidated Financial Statements.

Newspaper mastheads (newspaper titles and website domain names) are not subject to amortization and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of each group of mastheads with their carrying amount. We used a relief from royalty approach which utilizes a discounted cash flow model to determine the fair value of each newspaper masthead. Our judgments and estimates of future operating results in determining the reporting unit fair values are consistently in determining the fair value of mastheads. We performed impairment tests on newspaper mastheads as of July 1, 2012, April 1, 2012, January 1, 2012, June 26, 2011 and June 30, 2010. See Note 5 to the Consolidated Financial Statements for a discussion of the impairment charges taken.

Intangible assets subject to amortization (primarily advertiser and subscriber lists) are tested for recoverability whenever events or change in circumstances indicate that their carrying amounts may not be recoverable. The carrying amount of each asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of such asset group. We performed impairment tests on long lived assets (including intangible assets subject to amortization) as of July 1, 2012, June 26, 2011 and June 30, 2010. See Note 5 to the Consolidated Financial Statements for a discussion of the impairment charges taken.

The newspaper industry and our Company have experienced declining same store revenue and profitability over the past several years. Should general economic, market or business conditions decline, and have a negative impact on estimates of future cash flow and market transaction multiples, we may be required to record additional impairment charges in the future.

Derivative Instruments

We record all of our derivative instruments on our balance sheet at fair value pursuant to FASB ASC Topic 815, *"Derivatives and Hedging"* ("ASC 815") and FASB ASC Topic 820 *"Fair Value Measurements and Disclosures"* ("ASC 820"). Fair value is based on counterparty quotations adjusted for our credit related risk. Our derivative instruments are measured using significant unobservable inputs and they represent all liabilities measured at fair value. To the extent a derivative qualifies as a cash flow hedge under ASC 815, unrealized changes in the fair value of the derivative are recognized in accumulated other comprehensive income. However, any ineffective portion of a derivative's change in fair value is recognized immediately in earnings. Fair values of derivatives are subject to significant variability based on market conditions, such as future levels of interest rates. This variability could result in a significant increase or decrease in our accumulated other comprehensive income and/or earnings but will generally have no effect on cash flows, provided the derivative is carried through to full term. We also assess the capabilities of our counterparties to perform under the terms of the contracts. A change in the assessment could have an impact on the accounting and economics of our derivatives.

Revenue Recognition

Advertising revenue is recognized upon publication of the advertisement. Circulation revenue from subscribers is billed to customers at the beginning of the subscription period and is recognized on a straight-line basis over the term of the related subscription. Circulation revenue from single copy sales is recognized at the time of sale. Revenue for commercial printing is recognized upon delivery. Directory revenue is recognized on a straight-line basis over the period in which the corresponding directory is distributed.

Income Taxes

We account for income taxes under the provisions of FASB ASC Topic 740, *"Income Taxes"* ("ASC 740"). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using tax rates in effect for the year in which the differences are expected to affect taxable income. The assessment of the realizability of deferred tax assets involves a high degree of judgment and complexity. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are expected to be realized. When we determine that it is more likely than not that we will be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would be made and reflected either in income or as an adjustment to goodwill. This determination will be made by considering various factors, including our expected future results, that in our judgment will make it more likely than not that these deferred tax assets will be realized.

Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109"* ("FIN 48") and now codified as ASC 740. ASC 740 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. Under ASC 740, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time values.

Pension and Postretirement Liabilities

FASB ASC Topic 715, *"Compensation—Retirement Benefits"* ("ASC 715") requires recognition of an asset or liability in the consolidated balance sheet reflecting the funded status of pension and other postretirement benefit plans such as retiree health and life, with current-year changes in the funded status recognized in the statement of stockholders' equity.

The determination of pension plan obligations and expense is based on a number of actuarial assumptions. Two critical assumptions are the expected long-term rate of return on plan assets and the discount rate applied to pension plan obligations. For other postretirement benefit plans, which provide for certain health care and life insurance benefits for qualifying retired employees and which are not funded, critical assumptions in determining other postretirement benefit obligations and expense are the discount rate and the assumed health care cost-trend rates.

Our only pension plan has assets valued at $18.2 million and the plans benefit obligation is $27.1 million resulting in the plan being 67% funded.

To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets, input from the actuaries and investment consultants, and long-term inflation assumptions. We used an assumption of 7.75% for its expected return on pension plan assets for 2012. If we were to reduce its rate of return by 50 basis points then the expense for 2012 would have increased approximately $0.1 million.

We developed our discount rate for our other postretirement benefit plans using the same methodology as that described for the pension. The assumed health care cost-trend rate also affects other postretirement benefit liabilities and expense. A 100 basis point increase in the health care cost trend rate would result in an increase of approximately $0.4 million in the December 30, 2012 postretirement benefit obligation and a 100 basis point decrease in the health care cost trend rate would result in a decrease of approximately $0.4 million in the December 30, 2012 postretirement benefit obligation.

Self-Insurance Liability Accruals

We maintain self-insured medical and workers' compensation programs. We purchase stop loss coverage from third parties which limits our exposure to large claims. We record a liability for healthcare and workers' compensation costs during the period in which they occur as well as an estimate of incurred but not reported claims.

Results of Operations

The following table summarizes our historical results of operations for the years ended December 30, 2012, January 1, 2012 and December 31, 2010.

	Year Ended December 30, 2012	Year Ended January 1, 2012	Year Ended December 31, 2010
		(In Thousands)	
Revenues:			
Advertising	$331,419	$357,629	$386,069
Circulation	133,358	133,571	135,691
Commercial printing and other	26,187	25,763	26,057
Total revenues	490,964	516,963	547,817
Operating costs and expenses:			
Operating costs	270,749	284,864	300,127
Selling, general and administrative	145,997	147,459	156,253
Depreciation and amortization	40,033	42,583	45,137
Integration and reorganization costs	4,401	5,884	2,324
Impairment of long-lived assets	—	1,733	430
Loss on sale of assets	1,238	455	1,551
Goodwill and mastheads impairment	—	385	—
Operating income	28,546	33,600	41,995
Interest expense	57,928	58,316	60,034
Amortization of deferred financing costs	1,255	1,360	1,360
(Gain) loss on derivative instruments	(1,635)	(913)	8,277
Other income	(48)	(849)	(138)
Loss from continuing operations before income taxes	(28,954)	(24,314)	(27,538)
Income tax benefit	(207)	(1,803)	(155)
Loss from continuing operations	$ (28,747)	$ (22,511)	$ (27,383)

Year Ended December 30, 2012 Compared To Year Ended January 1, 2012

Comparisons to the prior year were impacted by two factors around the number of days in the reporting period. First, there was a 53rd week in 2011 for approximately 60% of the business already on a 52 week (5-4-4 quarterly) reporting cycle. Also in 2011, the remaining 40% of the Company changed its reporting cycle from a calendar year to a 52 week reporting cycle in order to be consistent with the rest of the Company. We estimate the 53rd week in 2011 resulted in $4.8 million of revenue and $3.8 million of operating and selling, general and administrative expense. Comparisons below have not been adjusted for this calendar change.

Revenue. Total revenue for the year ended December 30, 2012 decreased by $26.0 million, or 5.0%, to $491.0 million from $517.0 million for the year ended January 1, 2012. The difference between same store revenue and GAAP revenue for the current period is immaterial, therefore, further revenue discussions will be limited to GAAP results. The decrease in total revenue was comprised of a $26.2 million, or 7.3%, decrease in advertising revenue and a $0.2 million, or 0.2%, decrease in circulation revenue which was partially offset by a $0.4 million, or 1.6%, increase in commercial printing and other revenue. Advertising revenue declines were primarily driven by declines on the print side of our business in the local retail and classified categories, which were partially offset by growth in digital advertising. The local retail print declines reflect both secular pressures and an uncertain and weak economic environment. These secular trends and economic conditions have also led to a decline in our print circulation volumes which have been offset by price increases in select locations. Our circulation revenue was also impacted by approximately $1.5 million for a net to gross accounting change due to a change from a carrier to a distributor model at one of our largest locations. The $0.4 million increase in commercial printing and other revenue is primarily the result of the launch of our small business marketing services and the stabilizing of our commercial printing operations during 2012.

Operating Costs. Operating costs for the year ended December 30, 2012 decreased by $14.1 million, or 5.0%, to $270.7 million from $284.8 million for the year ended January 1, 2012. The decrease in operating costs was primarily due to a decrease in compensation expenses, newsprint and ink, delivery and utility expenses of $12.6 million, $6.5 million, $3.4 million and $0.8 million, respectively, which were partially offset by an increase in outside services of $9.0 million. This decrease is the result of permanent cost reductions as we continue to work to consolidate operations and improve the productivity of our labor force.

Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 30, 2012 decreased by $1.5 million, or 1.0%, to $146.0 million from $147.5 million for the year ended January 1, 2012. The decrease in selling, general and administrative expenses was primarily due to a decrease in compensation of $1.7 million. We expect that the majority of these reductions will be permanent in nature.

Depreciation and Amortization. Depreciation and amortization expense for the year ended December 30, 2012 decreased by $2.6 million to $40.0 million from $42.6 million for the year ended January 1, 2012. The decrease in depreciation and amortization expense was primarily due to the sale and disposal of assets in 2011 and 2012, which reduced depreciation expense.

Integration and Reorganization Costs. During the years ended December 30, 2012 and January 1, 2012, we recorded integration and reorganization costs of $4.4 million and $5.9 million, respectively, primarily resulting from severance costs related to the consolidation of certain print and other operations.

Impairment of Long-Lived Assets. During the year ended January 1, 2012 we incurred an impairment charge of $1.7 million related to the consolidation of our print operations and property, plant and equipment which were classified as held for sale. There were no such charges during the year ended December 30, 2012.

Goodwill and Mastheads Impairment. During the year ended January 1, 2012, we recorded a $0.4 million impairment on our goodwill due to an operational management change in the fourth quarter of 2011 which transferred a goodwill balance of $0.4 million to a reporting unit that previously did not have a goodwill balance. A similar operational change occurred in the first quarter of 2012 and resulted in a $0.2 million impairment that was subsequently reclassified to discontinued operations.

Interest Expense. Total interest expense for the year ended December 30, 2012 decreased by $0.4 million, or 0.7%, to $57.9 million from $58.3 million for the year ended January 1, 2012. The decrease was due to declines in interest rates and their related impact on the unhedged position or our debt and a slight decrease in our total outstanding debt.

(Gain) Loss on Derivative Instruments. During the years ended December 30, 2012 and January 1, 2012, we recorded a net gain of $1.6 million and $0.9 million, respectively, which was comprised of reclassifications of accumulated other comprehensive income amortization related to swaps terminated in 2008 that were partially offset by the impact of the ineffectiveness of our remaining swap agreements.

Income Tax Benefit. During the year ended December 30, 2012, we recorded an income tax benefit of $0.2 million due to a reduction in uncertain tax positions which was partially offset by a tax expense due to the elimination of the tax effect related to the expiration of a previously terminated swap that could be fully recognized for tax purposes in the current year. During the year ended January 1, 2012, we recorded an income tax benefit of $1.8 million primarily due to the elimination of the tax effect related to the expiration of a previously terminated swap that could be fully recognized for tax purposes in the current year.

Net Loss from Continuing Operations. Net loss from continuing operations for the year ended December 30, 2012 was $28.7 million. Net loss from continuing operations for the year ended January 1, 2012 was $22.5 million. Our net loss from continuing operations increased due to the factors noted above.

Year Ended January 1, 2012 Compared To Year Ended December 31, 2010

Comparisons to the prior year were impacted by two factors around the number of days in the reporting period. First, there was a 53rd week in 2011 for approximately 60% of the business already on a 52 week (5-4-4 quarterly) reporting cycle. Also in 2011, the remaining 40% of the Company changed its reporting cycle from a calendar year to a 52 week reporting cycle in order to be consistent with the rest of the Company, which resulted in a one additional day for the year. The discussion of our results of operations that follows is based upon our historical results of operations for the years ended January 1, 2012 and December 31, 2010.

Revenue. Total revenue for the year ended January 1, 2012 decreased by $30.8 million, or 5.6%, to $517.0 million from $547.8 million for the year ended December 31, 2010. The difference between same store revenue and GAAP revenue for the current period is immaterial, therefore, further revenue discussions will be limited to GAAP results. We estimate the impact of the 53rd week to be $4.8 million on total revenue, comparisons below have not been adjusted for this impact. The decrease in total revenue was comprised of a $28.4 million, or 7.4%, decrease in advertising revenue, a $2.1 million, or 1.6%, decrease in circulation revenue and a $0.3 million, or 1.1%, decrease in commercial printing and other revenue. Advertising revenue declines were primarily driven by declines on the print side of our business in the local retail and classified categories which were partially offset by growth in digital. The print declines reflect an uncertain economic environment, which continued to put pressure on our local advertisers. These economic conditions have also led to a decline in our circulation volumes which have been partially offset by price increases in select locations. Our circulation revenue was also impacted by approximately $0.5 million for a net to gross accounting change implemented at the beginning of the fourth quarter of 2011 at one of our largest locations which puts it more in line with the Company as a whole. The decrease in commercial printing and other revenue was due to declines in printing projects as a result of continued weak economic conditions as well as the strategic closure of certain of our print facilities.

Operating Costs. Operating costs for the year ended January 1, 2012 decreased by $15.3 million, or 5.1%, to $284.8 million from $300.1 million for the year ended December 31, 2010. The decrease in operating costs was primarily due to a decrease in compensation, newsprint and ink, delivery and postage expenses of $9.5 million, $2.6 million, $2.0 million and $0.9 million, respectively. The majority of these decreases were the result of permanent cost reductions and were implemented as we continue to work to consolidate operations and improve the productivity of our labor force. We estimate the impact of the 53rd week to be $3.8 million on operating costs and selling, general and administrative expenses.

Selling, General and Administrative. Selling, general and administrative expenses for the year ended January 1, 2012 decreased by $8.8 million, or 5.6%, to $147.5 million from $156.3 million for the year ended December 31, 2010. The decrease in selling, general and administrative expenses was primarily due to a decrease in compensation of $10.4 million offset by an increase in professional and consulting fees of $2.0 million. We believe the majority of these reductions are also permanent in nature.

Depreciation and Amortization. Depreciation and amortization expense for the year ended January 1, 2012 decreased by $2.5 million to $42.6 million from $45.1 million for the year ended December 31, 2010. The decrease in depreciation and amortization expense was primarily due to the sale and disposal of assets in 2010 and 2011, which reduced depreciation expense.

Integration and Reorganization Costs. During the years ended January 1, 2012 and December 31, 2010, we recorded integration and reorganization costs of $5.9 million and $2.3 million, respectively, primarily resulting from severance costs related to the consolidation of certain print operations.

Impairment of Long-Lived Assets. During the year ended January 1, 2012 we incurred an impairment charge of $1.7 million related to the consolidation of certain print operations and property, plant and equipment which were classified as held for sale. There was a $0.4 million of long-lived asset impairment charge during the year ended December 31, 2010.

Goodwill and Mastheads Impairment. During the year ended January 1, 2012, we recorded a $0.4 million impairment on our goodwill due to an operational management change in the fourth quarter of 2011 which transferred a goodwill balance of $0.4 million to a reporting unit that previously did not have a goodwill balance. There were no such charges during the year ended December 31, 2010.

Interest Expense. Total interest expense for the year ended January 1, 2012 decreased by $1.7 million, or 2.9%, to $58.3 million from $60.0 million for the year ended December 31, 2010. The decrease was due to declines in interest rates and their related impact on the unhedged position or our debt and a slight decrease in our total outstanding debt.

(Gain) Loss on Derivative Instruments. During the years ended January 1, 2012 and December 31, 2010, we recorded a net gain of $0.9 million and a net loss of $8.3 million, respectively, comprised of accumulated other comprehensive income amortization related to swaps terminated in 2008 partially offset by the impact of the ineffectiveness of our remaining swap agreements.

Income Tax Benefit. Income tax benefit for the year ended January 1, 2012 was $1.8 million compared to $0.2 million for the year ended December 31, 2010. The change of $1.6 million was primarily due to the elimination of the tax effect related to the expiration of a previously terminated swap that could be fully recognized for tax purposes in the current year.

Net Loss from Continuing Operations. Net loss from continuing operations for the year ended January 1, 2012 was $22.5 million. Net loss from continuing operations for the year ended December 31, 2010 was $27.4 million. Our net loss from continuing operations decreased due to the factors noted above.

Liquidity and Capital Resources

Our primary cash requirements are for working capital, debt obligations and capital expenditures. We have no material outstanding commitments for capital expenditures. Our principal sources of funds have historically been, and will be, cash provided by operating activities.

As a holding company, we have no operations of our own and accordingly we have no independent means of generating revenue, and our internal sources of funds to meet our cash needs, including payment of expenses, are dividends and other permitted payments from our subsidiaries. Our 2007 Credit Facility imposes upon us certain financial and operating covenants, including, among others, requirements that we satisfy certain financial tests, including a total leverage ratio if there are outstanding extensions of credit under the revolving facility, a minimum fixed charge ratio, and restrictions on our ability to incur debt, pay dividends or take certain other corporate actions. As of December 30, 2012 we were in compliance with all applicable covenants.

On February 27, 2007, we entered into the 2007 Credit Facility with a syndicate of financial institutions with Wells Fargo Bank as administrative agent, referred to as the 2007 Credit Facility. The 2007 Credit Facility provides for a $670.0 million term loan facility which matures in August, 2014, a delayed draw term loan of up to $250.0 million which matures in August 2014 and a revolving credit agreement with a $40.0 million aggregate loan commitment available, including a $15.0 million sub-facility for letters of credit and a $10.0 million swingline facility, which matures in February 2014.

On April 11, 2007, we entered into the Bridge Agreement with a syndicate of financial institutions with Wachovia Investment Holdings LLC as administrative agent. The Bridge Agreement provided a $300.0 million term loan facility which matures on April 11, 2015.

On May 7, 2007, we amended our 2007 Credit Facility and increased our borrowing by $275.0 million. This incremental borrowing has an interest rate of LIBOR + 2.25% or the Alternate Base Rate + 1.25%, depending upon the designation of the borrowing.

In accordance with the First Amendment, the rate on the previously existing borrowings of $920.0 million was changed to bear interest at LIBOR + 2.00% or the Alternate Base Rate + 1.00% depending upon the designation of the borrowing. The terms of the previously outstanding borrowings were also modified to include a 1.00% premium if the debt is called within one year and an interest feature that grants the previously outstanding debt an interest rate of 0.25% below the highest rate of any borrowing under the 2007 Credit Facility.

On February 15, 2008, we entered into our 2008 Bridge Facility with Barclays, as syndication agent, sole arranger and book runner. The 2008 Bridge Facility provided for a $20.6 million term loan facility. The 2008 Bridge Facility was paid in full on June 7, 2010.

On August 21, 2008, FIF III Liberty Holdings LLC ("FIF III") purchased an aggregate of $11.5 million in 10% cumulative preferred stock of GateHouse Media Macomb Holdings, Inc. ("Macomb"), an operating subsidiary of ours. Macomb, an Unrestricted Subsidiary under the terms of the 2007 Credit Facility, used the proceeds from such sale of preferred stock to make an $11.5 million cash investment in Holdco non-voting 10% cumulative preferred stock. On December 7, 2010, FIF III exercised its right to require us to purchase its Macomb preferred stock. During the five-year period following the full repayment by us of the 2008 Bridge Facility, which repayment occurred in the second quarter of 2010, FIF III had the right to require us to purchase the preferred stock. We paid the purchase price of $14.1 million on December 8, 2010, which represented the sum of original purchase price of $11.5 million paid by FIF III for the Macomb preferred stock and accrued but unpaid dividends of $2.6 million. FIF III is an affiliate of Fortress Investment Group, LLC, the owner of approximately 39.6% of our outstanding common stock.

On February 3, 2009, we again amended our 2007 Credit Facility and reduced the amounts available under the credit agreement, as follows: (i) for revolving loans, from $40.0 million to $20.0 million; (ii) for the letter of credit subfacility, from $15.0 million to $5.0 million; and (iii) for the swingline loan subfacility, from $10.0 million to $5.0 million.

As required by the 2007 Credit Facility, as amended, on March 15, 2012 and March 2, 2011, we made a principal payment of $4.6 million and $11.2 million, respectively, which represented 50% of our Excess Cash Flow (as defined under the 2007 Credit Facility) related to the fiscal years ended January 1, 2012 and December 31, 2010, respectively.

Effective March 30, 2011 we further amended our 2007 Credit Facility to appoint Gleacher as the successor Agent and to provide that the lenders holding a majority of the outstanding term loans and loan commitments under the 2007 Credit Facility may remove the Agent and may make certain decisions and exercise certain powers previously within the discretion of the Agent.

Although we are currently in compliance with all of our covenants and obligations under the 2007 Credit Facility, due to restrictive covenants and conditions within each of this facility, we currently do not have the ability to draw upon the revolving credit facility portion of the 2007 Credit Facility for any immediate short-term funding needs or to incur additional long-term debt.

Future compliance with our financial and operating covenants will depend on the future performance of the business and our ability to curtail the negative revenue trend experience and our ability to address other risks and challenges set forth herein. We believe that we have adequate capital resources and liquidity to meet our working capital needs, borrowing obligations and all required capital expenditures for at least the next twelve months.

Our leverage may adversely affect our business and financial performance and may restrict our operating flexibility. The level of our indebtedness and our on-going cash flow requirements may expose us to a risk that a substantial decrease in operating cash flows due to, among other things, continued or additional adverse economic developments or adverse developments in our business, could make it difficult for us to meet the financial and operating covenants contained in our credit facilities. In addition, our leverage may limit cash flow available for general corporate purposes such as capital expenditures and our flexibility to react to competitive, technological and other changes in our industry and economic conditions generally.

Cash Flows

The following table summarizes our historical cash flows.

	Year Ended December 30, 2012	Year Ended January 1, 2012	Year Ended December 31, 2010
		(in thousands)	
Cash provided by operating activities	$23,499	$ 22,439	$ 26,453
Cash used in investing activities	(1,044)	(731)	(624)
Cash used in financing activities	(7,140)	(11,249)	(22,010)

Cash Flows from Operating Activities. Net cash provided by operating activities for the year ended December 30, 2012 was $23.5 million. The net cash provided by operating activities resulted from a depreciation and amortization of $40.6 million, a net increase in cash provided by working capital of $10.8 million, an impairment of long-lived assets of $2.1 million, a $1.3 million loss on the sale of assets, amortization of deferred financing costs of $1.2 million, a goodwill impairment charge of $0.2 million, and non-cash compensation of $0.1 million, partially offset by a net loss of $30.3 million, a gain of $1.6 million on derivative instruments, and an increase funding of pension and other post-retirement obligations of $0.9 million. The increase in cash provided by working capital primarily resulted from a decrease in prepaid expenses related to a newsprint pricing agreement that required a prepayment of $10 million in fiscal 2011. No such prepayment was required in fiscal 2012.

Net cash provided by operating activities for the year ended January 1, 2012 was $22.4 million. The net cash provided by operating activities resulted from a depreciation and amortization of $43.4 million, an impairment of long-lived assets of $2.1 million, amortization of deferred financing costs of $1.4 million, a $0.8 million loss on the sale of assets, non-cash compensation of $0.5 million, a goodwill impairment charge of $0.4 million, partially offset by a net loss of $22.2 million, an increase funding of pension and other post-retirement obligations of $1.9 million, a net decrease in cash provided by working capital of $1.0 million, and a gain of $0.9 million on derivative instruments. The decrease in cash provided by working capital primarily resulted from a decrease in accrued expenses and an increase in prepaid expenses related to a newsprint pricing agreement that allowed for fixed pricing in 2012 below market rates from December 31, 2010 to January 1, 2012 offset by a decrease in accounts receivable and an increase in accounts payable.

Net cash provided by operating activities for the year ended December 31, 2010 was $26.5 million. The net cash provided by operating activities resulted from a depreciation and amortization of $46.1 million, a loss of $8.3 million on derivative instruments, non-cash compensation of $1.7 million, a $1.5 million loss on the sale of assets, amortization of deferred financing costs of $1.4 million, an impairment of long-lived assets of $0.8 million, partially offset by a net loss of $26.6 million, a net decrease in cash provided by working capital of $5.4 million, an increase funding of pension and other post-retirement obligations of $1.4 million. The decrease in cash provided by working capital primarily resulted from an increase in prepaid expenses related to a newsprint pricing agreement that allowed for fixed pricing in 2011 below market rates from December 31, 2009 to December 31, 2010.

Cash Flows from Investing Activities. Net cash used in investing activities for the year ended December 30, 2012 was $1.0 million. During the year ended December 30, 2012, we used $4.6 million for capital expenditures, which was offset by $3.6 million received from the sale of publications, other assets and insurance proceeds.

Net cash used in investing activities for the year ended January 1, 2012 was $0.7 million. During the year ended January 1, 2012, we used $3.3 million for capital expenditures, which was offset by $2.6 million received from the sale of publications, other assets and insurance proceeds.

Net cash used in investing activities for the year ended December 31, 2010 was $0.6 million. During the year ended December 31, 2010, we used $4.8 million for capital expenditures, which was offset by $4.2 million received from the collection of a receivable due from a previous real estate sale and the sale of other real property.

Cash Flows from Financing Activities. Net cash used in financing activities for the year ended December 30, 2012 was $7.1 million due to repayments under the 2007 Credit Facility.

Net cash used in financing activities for the year ended January 1, 2012 was $11.2 million due to a repayment under the 2007 Credit Facility.

Net cash used in financing activities for the year ended December 31, 2010 was $22.0 million, which primarily resulted from a $2.5 million repayment under the 2007 Credit Facility, the repurchase of subsidiary preferred stock of $11.5 million and an $8.0 million repayment under the 2008 Bridge Facility.

Changes in Financial Position

The discussion that follows highlights significant changes in our financial position and working capital from December 30, 2012 to January 1, 2012.

Accounts Receivable. Accounts receivable decreased $4.5 million from January 1, 2012 to December 30, 2012, which relates to the timing of cash collections and lower revenue recognized in 2012 compared to 2011. An additional $1.4 million relates to assets sold during the current year.

Prepaid Expenses. Prepaid expenses decreased $9.7 million from January 1, 2012 to December 30, 2012, due to a $10.0 million prepayment during the year ended January 1, 2012 which related to a newsprint pricing agreement that allowed for fixed pricing in 2012 at below market rates. The pricing agreement for fiscal 2013 did not require a prepayment at December 30, 2012.

Property, Plant, and Equipment. Property, plant, and equipment decreased $14.4 million during the period from January 1, 2012 to December 30, 2012, of which $16.6 million relates to depreciation and $2.3 million relates to assets sold and held for sale, which was partially offset by $4.6 million that was used for capital expenditures.

Goodwill. Goodwill decreased $0.2 million from January 1, 2012 to December 30, 2012, due to an impairment charge included in income (loss) from discontinued operations.

Intangible Assets. Intangible assets decreased $27.7 million from January 1, 2012 to December 30, 2012, due to amortization of $24.0 million, $1.9 million due to an impairment of assets sold during the current year, which is included in income (loss) from discontinued operations, and $1.8 million which was sold during the current year.

Others Assets. Other assets increased $0.7 million from January 1, 2012 to December 30, 2012, due to an investment in joint ventures where our ownership is less than 10%.

Long-term Assets Held for Sale. Long-term assets held for sale decreased $0.5 million from January 1, 2012 to December 30, 2012, due to proceeds of $0.3 million and a $0.2 million impairment of assets classified as held for sale as of January 1, 2012. Assets held for sale as of December 30, 2012 consist of real estate in Winter Haven, FL.

Current Portion of Long-term Debt. Current portion of long-term debt increased $2.0 million from January 1, 2012 to December 30, 2012 due to an increase in the estimated payment as required by the 2007 Credit Facility, which represented 50% of the Excess Cash Flow related to the year ended December 30, 2012. This amount increased from $4.6 million at January 1, 2012 to $6.6 million at December 30, 2012.

Accounts Payable. Accounts payable increased $1.2 million from January 1, 2012 to December 30, 2012, which was primarily attributable to the timing of vendor payments.

Accrued Interest. Accrued interest increased $1.8 million from January 1, 2012 to December 30, 2012, which was primarily attributable to the timing of interest payments.

Long-term Debt. Long-term debt decreased $9.2 million from January 1, 2012 to December 30, 2012 due to a $6.6 million reclassification to current portion of long-term debt of a principal payment due in 2013 as required by the 2007 Credit Facility, which represented 50% of the Excess Cash Flow related to the year ended December 30, 2012 and a $2.5 million repayment under the 2007 Credit Facility from the proceeds of the sale of our Suburban Chicago publications.

Derivative Instruments. Derivative instrument liability decreased $5.9 million from January 1, 2012 to December 30, 2012, due to changes in the fair value measurement of our interest rate swaps.

Accumulated Other Comprehensive Loss. Accumulated other comprehensive loss decreased $1.7 million from January 1, 2012 to December 30, 2012, which resulted from the change in fair value of the interest rate swaps of $5.9 million, which was offset by a $2.6 million change to the Company's pension and post retirement plans, a gain on derivative instruments due to amortization of $1.6 million, and a $0.1 million reclassification of income tax benefit from accumulated other comprehensive loss.

Accumulated Deficit. Accumulated deficit increased $30.3 million from January 1, 2012 to December 30, 2012, due to a net loss of $30.3 million.

Indebtedness

As of December 30, 2012, a total of $1.2 billion was outstanding under the 2007 Credit Facility; consisting of $658.3 million under the term loan facility, $245.6 million under the delayed draw term loan facility, $270.2 million under the incremental term loan facility. No amounts were outstanding under the revolving credit facility. Refer to Note 8 to the Consolidated Financial Statements for a discussion on our indebtedness.

Summary Disclosure About Contractual Obligations and Commercial Commitments

The following table reflects a summary of our contractual cash obligations, including estimated interest payments where applicable, as of December 30, 2012:

	2013	2014	2015	2016	2017	Thereafter	Total
				(In Thousands)			
2007 Credit Facility	$63,324	$1,204,780	$ —	$ —	$ —	$ —	$1,268,104
Noncompete payments	421	286	250	200	200	200	1,557
Operating lease obligations	4,640	4,616	3,447	2,523	2,203	2,551	19,980
Letters of credit	5,182	—	—	—	—	—	5,182
Total	$73,567	$1,209,682	$3,697	$2,723	$2,403	$2,751	$1,294,823

The table above excludes future cash requirements for pension and postretirement obligations. The periods in which these obligations will be settled in cash are not readily determinable and are subject to numerous future events and assumptions. We estimate cash requirements for these obligations in 2013 totaling approximately $1,577. See Note 13 of the Notes to Consolidated Financial Statements, included herein.

On February 27, 2007, we entered into the 2007 Credit Facility with a syndicate of financial institutions with Wells Fargo Bank as administrative agent. The 2007 Credit Facility provides for a $670.0 million term loan facility which matures in August 2014, a delayed draw term loan of up to $250.0 million available until August 2007 which matures in August, 2014 and a revolving credit agreement with a $40.0 million aggregate loan commitment available, including a $15.0 million sub-facility for letters of credit and a $10.0 million swingline facility, which matures in February 2014.

On May 7, 2007, we amended our 2007 Credit Facility and increased our borrowings by $275.0 million.

On February 3, 2009, we again amended our 2007 Credit Facility and reduced the amounts available under the credit agreement, as follows: (i) for revolving loans, from $40,000,000 to $20,000,000; (ii) for the letter of credit subfacility, from $15,000,000 to $5,000,000; and (iii) for the swingline loan subfacility, from $10,000,000 to $5,000,000.

We do not have any off-balance sheet arrangements reasonably likely to have a current or future effect on our financial statements.

Recently Issued Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board ("FASB") Accounting Standard Update (ASU) 2012-02, "Intangibles- Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment." The amendments in this update allow companies the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not the asset is impaired. The changes to the ASC as a result of this update are effective for annual and interim impairment test performed for fiscal years beginning after September 15, 2012. The adoption of ASU No. 2012-02 will not have a material effect on the Company's Consolidated Financial Statements.

In February 2013, the FASB issued ASC Update No. 2013-02 "Comprehensive Income Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (Topic 220)", which amends ASC Topic 220. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income ("AOCI") by component. In addition an entity is required to present either on the face of the Statement of Income or in the Notes to the Consolidated Financial Statements significant amounts reclassified out of AOCI and should be provided by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified in its entirety to net income in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures require under GAAP that provide additional detail about these amounts. The changes to the ASC as a result of this updated guidance are effective for annual and interim reporting periods beginning after December 15, 2012. The adoption of ASU No. 2013-02 will not have a material effect on the Company's Consolidated Financial Statements.

Non-GAAP Financial Measures

A non-GAAP financial measure is generally defined as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. In this report, we define and use Adjusted EBITDA, a non-GAAP financial measure, as set forth below.

Adjusted EBITDA

We define Adjusted EBITDA as follows:

Income (loss) from continuing operations *before*:

- Income tax expense (benefit);
- interest/financing expense;
- depreciation and amortization; and
- non-cash impairments.

Management's Use of Adjusted EBITDA

Adjusted EBITDA is not a measurement of financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations, net income (loss), cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. We believe this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-to-day performance because the items excluded have little or no significance on our day-to-day operations. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. We believe that it also provides an indicator for management to determine if adjustments to current spending decisions are needed.

Adjusted EBITDA provides us with a measure of financial performance, independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, taxation and interest expense associated with our capital structure. This metric measures our financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. Adjusted EBITDA is one of the metrics used by senior management and the board of directors to review the financial performance of the business on a monthly basis.

Limitations of Adjusted EBITDA

Adjusted EBITDA has limitations as an analytical tool. It should not be viewed in isolation or as a substitute for GAAP measures of earnings or cash flows. Material limitations in making the adjustments to our earnings to calculate Adjusted EBITDA and using this non-GAAP financial measure as compared to GAAP net income (loss), include: the cash portion of interest/financing expense, income tax (benefit) provision and charges related to gain (loss) on sale of facilities represent charges (gains), which may significantly affect our financial results.

Readers of our financial statements may find this item important in evaluating our performance, results of operations and financial position. We use non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business.

Adjusted EBITDA is not an alternative to net income, income from operations or cash flows provided by or used in operations as calculated and presented in accordance with GAAP. Readers of our financial statements should not rely on Adjusted EBITDA as a substitute for any such GAAP financial measure. We strongly urge readers of our financial statements to review the reconciliation of income (loss) from continuing operations to Adjusted EBITDA, along with our consolidated financial statements included elsewhere in this report. We also strongly urge readers of our financial statements to not rely on any single financial measure to evaluate our business. In addition, because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Adjusted EBITDA measure, as presented in this report, may differ from and may not be comparable to similarly titled measures used by other companies.

We use Adjusted EBITDA as a measure of our core operating performance, which is evidenced by the publishing and delivery of news and other media and excludes certain expenses that may not be indicative of our core business operating results. We consider the unrealized (gain) loss on derivative instruments and the (gain) loss on early extinguishment of debt to be financing related costs associated with interest expense or amortization of financing fees. Accordingly, we exclude financing related costs such as the early extinguishment of debt because they represent the write-off of deferred financing costs and we believe these non-cash write-offs are similar to interest expense and amortization of financing fees, which by definition are excluded from Adjusted EBITDA. Additionally, the non-cash gains (losses) on derivative contracts, which are related to interest rate swap agreements to manage interest rate risk, are financing costs associated with interest expense. Such charges are incidental to, but not reflective of, our core operating performance and it is appropriate to exclude charges related to financing activities such as the early extinguishment of debt and the unrealized (gain) loss on derivative instruments which, depending on the nature of the financing arrangement, would have otherwise been amortized over the period of the related agreement and does not require a current cash settlement.

The table below shows the reconciliation of income (loss) from continuing operations to Adjusted EBITDA for the periods presented:

	Year Ended December 30, 2012	Year Ended January 1, 2012[3]	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
			(In Thousands)		
Loss from continuing operations	$(28,747)	$(22,511)	$(27,383)	$(513,099)	$(659,486)
Income tax expense (benefit)	(207)	(1,803)	(155)	342	(21,139)
(Gain) loss on derivative instruments [1]	(1,635)	(913)	8,277	12,672	10,119
Gain on early extinguishment of debt [2]	—	—	—	(7,538)	—
Amortization of deferred financing costs	1,255	1,360	1,360	1,360	1,845
Write-off of financing costs	—	—	—	743	—
Interest expense	57,928	58,316	60,034	64,631	88,630
Impairment of long-lived assets	—	1,733	430	193,503	123,717
Depreciation and amortization	40,033	42,583	45,137	54,294	69,923
Goodwill and mastheads impairment	—	385	—	274,138	488,543
Adjusted EBITDA from continuing operations	$ 68,627[a]	$ 79,150[b]	$ 87,700[c]	$ 81,046[d]	$ 102,15[e]

(a) Adjusted EBITDA for the year ended December 30, 2012 included net expenses of $11,017, which are one time in nature or non-cash compensation. Included in these net expenses of $11,017 are non-cash compensation and other expenses of $6,274, non-cash portion of post-retirement benefits expense of $(896), integration and reorganization costs of $4,401 and a $1,238 loss on the sale of assets.

Adjusted EBITDA also does not include $1,386 of EBITDA generated from our discontinued operations.

(b) Adjusted EBITDA for the year ended January 1, 2012 included net expenses of $9,461, which are one time in nature or non-cash compensation. Included in these net expenses of $9,461 are non-cash compensation and other expenses of $4,226, non-cash portion of post-retirement benefits expense of $(1,104), integration and reorganization costs of $5,884 and an $455 loss on the sale of assets.

Adjusted EBITDA also does not include $1,829 of EBITDA generated from our discontinued operations.

(c) Adjusted EBITDA for the year ended December 31, 2010 included net expenses of $8,231, which are one time in nature or non-cash compensation. Included in these net expenses of $8,231 are non-cash compensation and other expenses of $5,005, non-cash portion of post-retirement benefits expense of $(649), integration and reorganization costs of $2,324 and a $1,551 loss on the sale of assets.

Adjusted EBITDA also does not include $2,274 of EBITDA generated from our discontinued operations.

(d) Adjusted EBITDA for the year ended December 31, 2009 included net expenses of $9,291, which are one time in nature or non-cash compensation. Included in these net expenses of $9,291 are non-cash compensation and other expenses of $8,634, non-cash portion of post-retirement benefits expense of $(782), integration and reorganization costs of $1,857 and a $418 gain on the sale of assets.

Adjusted EBITDA also does not include $668 of EBITDA generated from our discontinued operations.

(e) Adjusted EBITDA for the year ended December 31, 2008 included net expenses of $24,047, which are one time in nature or non-cash compensation. Included in these net expenses of $24,047 are non-cash compensation and other expenses of $18,198, non-cash portion of post-retirement benefits expense of $(1,499), integration and reorganization costs of $7,011 and $337 loss on the sale of assets.

Adjusted EBITDA also does not include $5,175 of EBITDA generated from our discontinued operations.

(1) Non-cash (gain) loss on derivative instruments is related to interest rate swap agreements which are financing related and are excluded from Adjusted EBITDA.

(2) Non-cash write-off of deferred financing costs are similar to interest expense and amortization of financing fees and are excluded from Adjusted EBITDA.

(3) The year ended January 1, 2012 included a 53rd week of operations for approximately 60% of the business.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and commodity prices. Changes in these factors could cause fluctuations in earnings and cash flow. In the normal course of business, exposure to certain of these market risks is managed as described below.

Interest Rates

On August 18, 2008, we terminated interest rate swaps with a total notional amount of $570.0 million. At December 30, 2012, after consideration of the interest rate swaps described below, $570.0 million of the remaining principal amount of our term loans are subject to floating interest rates.

Our debt structure and interest rate risks are managed through the use of floating rate debt and interest rate swaps. Our primary exposure is to LIBOR. A 100 basis point change in LIBOR would change our income from continuing operations before income taxes on an annualized basis by approximately $5.6 million, based on average pro forma floating rate debt outstanding during 2012, after consideration of the interest rate swaps of $625.0 million described below, and average amounts outstanding under the revolving credit facility during 2012.

On February 27, 2007, we executed an interest rate swap in the notional amount of $100.0 million with a forward starting date of February 28, 2007. The interest rate swap has a term of seven years. Under this swap, we pay an amount to the swap counterparty representing interest on a notional amount at a rate of 5.14% and receive an amount from the swap counterparty representing, interest on the notional amount at a rate equal to the one month LIBOR.

On April 4, 2007, we executed an additional interest rate swap in the notional amount of $250.0 million with a forward starting date of April 13, 2007. The interest rate swap has a term of seven years. Under this swap, we pay an amount to the swap counterparty representing interest on a notional amount at a rate of 4.971% and receive an amount from the swap counterparty representing interest on the notional amount at a rate equal to one month LIBOR.

On April 13, 2007, we executed an additional interest rate swap in the notional amount of $200.0 million with a forward starting date of April 30, 2007. The interest rate swap has a term of seven years. Under this swap, we pay an amount to the swap counterparty representing interest on a notional amount at a rate of 5.079% and receive an amount from the swap counterparty representing interest on the notional amount at a rate equal to one month LIBOR.

On September 18, 2007, we executed an additional interest rate swap based on a notional amount of $75.0 million with a forward starting date of September 18, 2007. The interest rate swap has a term of seven years. Under the swap, we pay an amount to the swap counterparty representing interest on a notional amount at a rate of 4.941% and receive an amount from the swap counterparty representing interest on the notional amount at a rate equal to one month LIBOR.

Commodities

Certain materials we use are subject to commodity price changes. We manage this risk through instruments such as purchase orders, membership in a buying consortium, fixed pricing agreements for certain newsprint purchases and continuing programs to mitigate the impact of cost increases through identification of sourcing and operating efficiencies. Primary commodity price exposures are newsprint, energy costs and, to a lesser extent, ink.

A $10 per metric ton newsprint price change would result in a corresponding annualized change in our income from continuing operations before income taxes of $0.4 million based on newsprint usage for the year ended December 30, 2012 of approximately 41,400 metric tons. In 2013, 95% of the companies' newsprint is fixed through a pricing agreement, therefore only 5% of the usage would be impacted by a price increase.

Item 8. Financial Statements and Supplementary Data

GATEHOUSE MEDIA, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
GateHouse Media, Inc.

We have audited the accompanying consolidated balance sheets of GateHouse Media, Inc. and subsidiaries as of December 30, 2012 and January 1, 2012, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 30, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GateHouse Media, Inc. and subsidiaries at December 30, 2012 and January 1, 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 30, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Rochester, New York
March 7, 2013

GATEHOUSE MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 30, 2012	January 1, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 34,527	$ 19,212
Restricted Cash	6,467	6,167
Accounts receivable, net of allowance for doubtful accounts of $2,456 and $2,976 at December 30, 2012 and January 1, 2012, respectively	54,692	59,236
Inventory	6,019	6,017
Prepaid expenses	5,815	15,483
Other current assets	8,215	7,347
Total current assets	115,735	113,462
Property, plant, and equipment, net of accumulated depreciation of $128,208 and $116,780 at December 30, 2012 and January 1, 2012, respectively	116,510	130,937
Goodwill	13,742	13,958
Intangible assets, net of accumulated amortization of $196,878 and $179,327 at December 30, 2012 and January 1, 2012, respectively	218,981	246,661
Deferred financing costs, net	1,719	2,974
Other assets	2,605	1,876
Assets held for sale	474	934
Total assets	$ 469,766	$ 510,802
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Current portion of long-term liabilities	$ 853	$ 1,039
Current portion of long-term debt	6,648	4,600
Accounts payable	9,396	8,216
Accrued expenses	26,258	27,625
Accrued interest	4,665	2,876
Deferred revenue	25,217	27,171
Total current liabilities	73,037	71,527
Long-term liabilities:		
Long-term debt	1,167,450	1,176,638
Long-term liabilities, less current portion	2,347	2,935
Derivative instruments	45,724	51,576
Pension and other postretirement benefit obligations	15,367	13,758
Total liabilities	1,303,925	1,316,434
Stockholders' deficit:		
Common stock, $0.01 par value, 150,000,000 shares authorized at December 30, 2012 and January 1, 2012; 58,313,868 issued, and 58,077,031 outstanding at December 30, 2012 and January 1, 2012	568	568
Additional paid-in capital	831,344	831,249
Accumulated other comprehensive loss	(52,642)	(54,359)
Accumulated deficit	(1,610,917)	(1,581,114)
Treasury stock, at cost, 236,837 shares at December 30, 2012 and January 1, 2012	(310)	(310)
Total GateHouse Media stockholders' deficit	(831,957)	(803,966)
Noncontrolling interest	(2,202)	(1,666)
Total stockholders' deficit	(834,159)	(805,632)
Total liabilities and stockholders' deficit	$ 469,766	$ 510,802

See accompanying notes to consolidated financial statements.

GATEHOUSE MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except per share data)

	Year Ended December 30, 2012	Year Ended January 1, 2012	Year Ended December 31, 2010
Revenues:			
Advertising	$331,419	$357,629	$386,069
Circulation	133,358	133,571	135,691
Commercial printing and other	26,187	25,763	26,057
Total revenues	490,964	516,963	547,817
Operating costs and expenses:			
Operating costs	270,749	284,864	300,127
Selling, general, and administrative	145,997	147,459	156,253
Depreciation and amortization	40,033	42,583	45,137
Integration and reorganization costs	4,401	5,884	2,324
Impairment of long-lived assets	—	1,733	430
Loss on sale of assets	1,238	455	1,551
Goodwill impairment	—	385	—
Operating income	28,546	33,600	41,995
Interest expense	57,928	58,316	60,034
Amortization of deferred financing costs	1,255	1,360	1,360
(Gain) loss on derivative instruments	(1,635)	(913)	8,277
Other income	(48)	(849)	(138)
Loss from continuing operations before income taxes	(28,954)	(24,314)	(27,538)
Income tax benefit	(207)	(1,803)	(155)
Loss from continuing operations	(28,747)	(22,511)	(27,383)
Income (loss) from discontinued operations, net of income taxes	(1,592)	283	743
Net loss	(30,339)	(22,228)	(26,640)
Net loss attributable to noncontrolling interest	536	579	596
Net loss attributable to GateHouse Media	$(29,803)	$(21,649)	$(26,044)
Loss per share:			
Basic and diluted:			
Loss from continuing operations attributable to GateHouse Media	$ (0.49)	$ (0.38)	$ (0.46)
Net loss attributable to GateHouse Media	$ (0.51)	$ (0.37)	$ (0.45)
Other comprehensive income (loss):			
Gain (loss) on derivative instruments, net of income taxes of $0	$ 4,364	$ 11,052	$(12,691)
Pension and other postretirement benefit items:			
Net actuarial loss	(2,530)	(2,663)	(662)
Amortization of net actuarial loss	383	83	112
Amortization of prior service credit	(457)	(457)	(457)
Other adjustment	(43)	240	—
Total pension and other postretirement benefit items, net of income taxes of $0	(2,647)	(2,797)	(1,007)
Other comprehensive income (loss), net of tax	1,717	8,255	(13,698)
Comprehensive loss	(28,622)	(13,973)	(40,338)
Comprehensive loss attributable to noncontrolling interest	(536)	(579)	(596)
Comprehensive loss attributable to GateHouse Media	$(28,086)	$(13,394)	$(39,742)

See accompanying notes to consolidated financial statements.

GATEHOUSE MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except share data)

	Common stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Treasury stock		Non-controlling interest in subsidiary	Total
	Shares	Amount				Shares	Amount		
Balance at December 31, 2009	58,313,868	$568	$829,009	$(48,916)	$(1,533,421)	209,859	$(306)	$ (510)	$(753,576)
Net loss	—	—	—	—	(26,044)	—	—	(596)	(26,640)
Loss on derivative instruments, net of income taxes of $0	—	—	—	(12,691)	—	—	—	—	(12,691)
Net actuarial loss and prior service cost, net of income taxes of $0	—	—	—	(1,007)	—	—	—	—	(1,007)
Non-cash compensation expense	—	—	1,715	—	—	—	—	—	1,715
Stock issued by non wholly owned subsidiary	—	—	63	—	—	—	—	19	82
Purchase of treasury stock	—	—	—	—	—	25,402	(4)	—	(4)
Balance at December 31, 2010	58,313,868	$568	$830,787	$(62,614)	$(1,559,465)	235,261	$(310)	$(1,087)	$(792,121)
Net loss	—	—	—	—	(21,649)	—	—	(579)	(22,228)
Gain on derivative instruments, net of income taxes of $0	—	—	—	11,052	—	—	—	—	11,052
Net actuarial loss and prior service cost, net of income taxes of $0	—	—	—	(2,797)	—	—	—	—	(2,797)
Non-cash compensation expense	—	—	462	—	—	—	—	—	462
Purchase of treasury stock	—	—	—	—	—	1,576	—	—	—
Balance at January 1, 2012	58,313,868	$568	$831,249	$(54,359)	$(1,581,114)	236,837	$(310)	$(1,666)	$(805,632)
Net loss	—	—	—	—	(29,803)	—	—	(536)	(30,339)
Gain on derivative instruments, net of income taxes of $0	—	—	—	4,364	—	—	—	—	4,364
Net actuarial loss and prior service cost, net of income taxes of $0	—	—	—	(2,647)	—	—	—	—	(2,647)
Non-cash compensation expense	—	—	95	—	—	—	—	—	95
Balance at December 30, 2012	58,313,868	$568	$831,344	$(52,642)	$(1,610,917)	236,837	$(310)	$(2,202)	$(834,159)

See accompanying notes to consolidated financial statements.

GATEHOUSE MEDIA, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 30, 2012	Year ended January 1, 2012	Year ended December 31, 2010
Cash flows from operating activities:			
Net loss	$(30,339)	$(22,228)	$(26,640)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	40,627	43,393	46,122
Amortization of deferred financing costs	1,255	1,360	1,360
(Gain) loss on derivative instruments	(1,635)	(913)	8,277
Non-cash compensation expense	95	462	1,715
Loss on sale of assets	1,270	806	1,540
Pension and other postretirement benefit obligations	(939)	(1,859)	(1,401)
Impairment of long-lived assets	2,128	2,051	834
Goodwill impairment	216	385	—
Changes in assets and liabilities:			
Accounts receivable, net	3,448	2,478	6,157
Inventory	(2)	1,714	(682)
Prepaid expenses	9,605	(4,977)	(5,378)
Other assets	(1,903)	(585)	(78)
Accounts payable	1,322	2,311	(170)
Accrued expenses	(1,253)	(1,152)	(1,631)
Accrued interest	1,789	71	(430)
Deferred revenue	(1,597)	(177)	(478)
Other long-term liabilities	(588)	(701)	(2,664)
Net cash provided by operating activities	23,499	22,439	26,453
Cash flows from investing activities:			
Purchases of property, plant, and equipment	(4,687)	(3,330)	(4,780)
Proceeds from sale of publications, other assets and insurance	3,643	2,599	4,156
Net cash used in investing activities	(1,044)	(731)	(624)
Cash flows from financing activities:			
Repayments under short-term debt	—	—	(8,000)
Repayments under current portion of long-term debt	(4,600)	(11,249)	(2,513)
Repayments under long-term debt	(2,540)	—	—
Purchase of treasury stock	—	—	(4)
Stock issued by non wholly owned subsidiary	—	—	7
Repurchase of subsidiary preferred stock	—	—	(11,500)
Net cash used in financing activities	(7,140)	(11,249)	(22,010)
Net increase in cash and cash equivalents	15,315	10,459	3,819
Cash and cash equivalents at beginning of period	19,212	8,753	4,934
Cash and cash equivalents at end of period	$ 34,527	$ 19,212	$ 8,753
Supplemental disclosures on cash flow information:			
Cash interest paid	$ 55,976	$ 58,225	$ 59,317
Cash income taxes paid	—	—	80

See accompanying notes to consolidated financial statements.

GATEHOUSE MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

(1) Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

(a) Description of Business

GateHouse Media, Inc. ("GateHouse"), formerly Liberty Group Publishing, Inc. ("LGP"), and its subsidiaries is a leading U.S. publisher of local newspapers and related publications that are generally the dominant source of local news and print advertising in their markets. As of December 30, 2012, the Company (as defined below) owned and operated 406 publications located in 21 states. The majority of the Company's paid daily newspapers have been published for more than 100 years and are typically the only paid daily newspapers of general circulation in their respective nonmetropolitan markets. The Company's publications generally face limited competition as a result of operating in small and midsized markets that can typically support only one newspaper. The Company has strategically clustered its publications in geographically diverse, nonmetropolitan markets in the Midwest and Northeast United States, which limits its exposure to economic conditions in any single market or region.

Unlike large metropolitan newspapers, the Company derives a majority of its revenues from local advertising, rather than national advertising which the Company believes is generally more sensitive to economic conditions.

During the first quarter of 2012, the Company reorganized its management structure to align with its publication types. The resulting operating segments are Large Community Newspapers, Small Community Newspapers and Directories. These operating segments are aggregated into one reportable business segment.

(b) Basis of Presentation

GateHouse was formed in 1997 for purposes of acquiring 166 daily and weekly newspapers. GateHouse is a holding company for its wholly owned subsidiary, GateHouse Media Operating, Inc. ("Operating Company"). The consolidated financial statements include the accounts of GateHouse and Operating Company and its consolidated subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

(c) Recent Developments

The newspaper industry and the Company have experienced declining same store revenue and profitability over the past several years. These trends have eliminated the availability to the Company of additional borrowings under its 2007 Credit Facility, see Note 8. As a result, the Company previously implemented and continues to implement plans to reduce costs and preserve cash flow. This includes the suspension of the payment of cash dividends, cost reduction programs, and the sale of non-core assets. The Company believes these initiatives will provide it with the financial resources necessary to invest in the business and provide sufficient cash flow to enable the Company to meet its commitments for the next year.

In February 2013, the US Postal Service announced that it will end Saturday delivery beginning in August 2013. The Company is evaluating the impact of this change, but does not expect it to be material.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Fiscal Year

Prior to 2011, the Company's fiscal year ended on December 31. Effective January 1, 2011, the Company's fiscal year changed to a 52 week operating year ending on the Sunday closest to December 31. For 2012 a portion of the business had 364 days of operations compared to 366 days in 2011. The 2012 fiscal year ended on December 30, 2012. The year ended January 1, 2012 encompassed a 53-week period for approximately 60% of the Company.

(f) Accounts Receivable

Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. The Company's allowance for doubtful accounts is based upon several factors including the length of time the receivables are past due, historical payment trends and current economic factors. The Company generally does not require collateral.

(g) Inventory

Inventory consists principally of newsprint, which is valued at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method. In 2011 and 2012 the Company purchased approximately 75% of its newsprint from one vendor. In 2013 the Company expects to purchase approximately 95% of newsprint from the same vendor.

(h) Property, Plant, and Equipment

Property, plant, and equipment is recorded at cost. Routine maintenance and repairs are expensed as incurred.

Depreciation is calculated under the straight-line method over the estimated useful lives, principally 25 years for buildings and improvements, 3 to 10 years for machinery and equipment, and 3 to 10 years for furniture, fixtures, and computer software. Leasehold improvements are amortized under the straight-line method over the shorter of the lease term or estimated useful life of the asset.

(i) Goodwill and Intangible Assets

Intangible assets consist of advertiser, subscriber and customer relationships, mastheads, non-compete agreements with former owners of acquired newspapers, trade names and publication rights. The excess of acquisition costs over the estimated fair value of tangible and identifiable intangible net assets acquired is recorded as goodwill.

Goodwill and mastheads are not amortized pursuant to the Financial Accounting Standards Board ("FASB") Accounting Standard Update (ASU) Topic 350 "*Intangibles – Goodwill and Other*" ("ASC 350"). Mastheads are not amortized because it has been determined that the useful lives of such mastheads are indefinite.

In accordance with ASC 350, goodwill and intangible assets with indefinite lives are tested for impairment annually or when events indicate that an impairment could exist which may include an economic downturn in a market, a change in the assessment of future operations or a decline in the Company's stock price. The Company performs an annual impairment assessment on the last day of its fiscal second quarter. As required by ASC 350, the Company performs its impairment analysis on each of its reporting units. The reporting units have discrete financial information which are regularly reviewed by management. The fair value of the applicable reporting unit is compared to its carrying value. Calculating the fair value of a reporting unit requires significant estimates and assumptions by the Company. The Company estimates fair value by applying third-party market value indicators to projected cash flows and/or projected earnings before interest, taxes, depreciation, and amortization. In applying this methodology, the Company relies on a number of factors, including current operating results and cash flows, expected future operating results and cash flows, future business plans, and market data. If the carrying value of the reporting unit exceeds the estimate of fair value, the Company calculates the impairment as the excess of the carrying value of goodwill over its implied fair value.

During the first quarter of 2012, the Company reorganized its management structure to align with its publication types. The fair value of goodwill was allocated to each of the new reporting units: Small Community Newspapers, Large Daily Newspapers and Metro Newspapers. The Company determined that impairment indicators were present for the Metro Newspaper reporting unit, which had a goodwill balance of $216. As of April 1, 2012 the Company performed a Step 1 analysis for this reporting unit and determined that its carrying value exceeded fair value. As a result of the Step 2 analysis, the entire $216 of goodwill was impaired and this amount was subsequently reclassified to discontinued operations, see Note 19. The fair value of this reporting unit for impairment testing purposes was estimated using the expected present value of future cash flows, recent industry transaction multiples and using estimates, judgments and assumptions that management believes were appropriate in the circumstances. The estimates and judgments used in the assessment included multiples for revenue and EBITDA, the weighted average cost of capital and the terminal growth rate. Given the current market conditions, the Company determined that recent transactions provided the best estimate of the fair value of this reporting unit. The Company performed further analysis of this reporting unit's intangible and long-lived assets and determined that impairments of these assets were not present.

Due to an operational management change in the fourth quarter of 2011, certain properties having a goodwill balance of $385 were transferred to a reporting unit that previously did not have a goodwill balance. The Company performed an impairment assessment for this reporting unit and as a result an impairment charge related to goodwill of $385 was recorded as of January 1, 2012. The Company performed further analysis of this reporting unit's intangible assets and determined that additional impairments were not present as of year-end. A review of impairment indicators was performed for the Company's other reporting units and it was determined that financial results and forecast had not changed materially since the June 26, 2011 impairment test and it was determined that no indicators of impairment were present.

Refer to Note 5 for additional information on the impairment testing of goodwill and indefinite lived intangible assets.

The Company accounts for long-lived assets in accordance with the provisions of FASB ASC Topic 360, "*Property, Plant and Equipment*" ("ASC 360"). The Company assesses the recoverability of its long-lived assets, including property, plant, and equipment and definite lived intangible assets, whenever events or changes in business circumstances indicate the carrying amount of the assets, or related group of assets, may not be fully recoverable. Impairment indicators include significant under performance relative to historical or projected future operating losses, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, and significant negative industry or economic trends. The assessment of recoverability is based on management's estimates. If the carrying value of the assets exceeds the undiscounted cash flows, the asset would be deemed to be impaired. Impairment would be measured as the difference between the fair value of the asset and its carrying value.

(j) Revenue Recognition

Circulation revenue from subscribers is billed to customers at the beginning of the subscription period and is recognized on a straight-line basis over the term of the related subscription. Circulation revenue from single copy sales is recognized at the time of sale. Advertising revenue is recognized upon publication of the advertisement. Revenue for commercial printing is recognized upon delivery. Directory revenue is recognized on a straight-line basis over the period in which the corresponding directory is distributed.

(k) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has determined that more likely than not its existing deferred tax assets will not be realized, and accordingly has provided a valuation allowance. Any changes in the scheduled reversals of deferred taxes may require an additional valuation allowance against the remaining deferred tax assets. Any increase or decrease in the valuation allowance could result in an increase or decrease in income tax expense in the period of adjustment.

The Company accounts for uncertain tax positions under the provisions of FASB ASC Topic 740 "Income Taxes". The Company does not anticipate significant increases or decreases in our uncertain tax positions within the next twelve months. The Company recognizes penalties and interest relating to uncertain tax positions in tax expense.

(l) Fair Value of Financial Instruments

The carrying value of the Company's cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short maturity of these instruments. An estimate of the fair value of the Company's debt is disclosed in Note 8.

The Company accounts for derivative instruments in accordance with FASB ASC Topic 815, "*Derivatives and Hedging*" ("ASC 815") and FASB ASC Topic 820 "*Fair Value Measurements and Disclosures*" ("ASC 820"). These standards require an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. Additionally, the fair value adjustments will affect either accumulated other comprehensive loss or net loss depending on whether the derivative instrument qualifies as an effective hedge for accounting purposes and, if so, the nature of the hedging activity. The fair value of the Company's derivative financial instruments is disclosed in Note 9.

(m) Cash Equivalents

Cash equivalents represent highly liquid certificates of deposit which have original maturities of three months or less.

(n) Deferred Financing Costs

Deferred financing costs consist of costs incurred in connection with debt financings. Such costs are amortized on a straight-line basis over the estimated remaining term of the related debt.

(o) Advertising

Advertising costs are expensed in the period incurred. The Company incurred total advertising expenses of $3,419, $2,620 and $3,549 during the years ended December 30, 2012, January 1, 2012 and December 31, 2010, respectively.

(p) Earnings (loss) per share

Basic earnings (loss) per share is computed as net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur from common shares issued through common stock equivalents.

(q) Stock-based Employee Compensation

FASB ASC Topic 718, "*Compensation – Stock Compensation*" ("ASC 718") requires that all share-based payments to employees, including grants of employee stock options, be recognized in the consolidated financial statements over the service period (generally the vesting period) based on fair values measured on grant dates.

(r) Pension and Postretirement Liabilities

FASB ASC Topic 715, "*Compensation – Retirement Benefits*" ("ASC 715") requires recognition of an asset or liability in the consolidated balance sheet reflecting the funded status of pension and other postretirement benefit plans such as retiree health and life, with current-year changes in the funded status recognized in accumulated other comprehensive loss. During the years ended December 30, 2012, January 1, 2012 and December 31, 2010 a total of $(2,647), $(2,797) and $(1,007) net of taxes of $0, $0 and $0, respectively, was recognized in other comprehensive loss (see Note 13).

(s) Self-Insurance Liability Accruals

The Company maintains self-insured medical and workers' compensation programs. The Company purchases stop loss coverage from third parties which limits our exposure to large claims. The Company records a liability for healthcare and workers' compensation costs during the period in which they occur as well as an estimate of incurred but not reported claims.

(t) Reclassifications

Certain amounts in the prior periods consolidated financial statements have been reclassified to conform to the current year presentation.

(u) Recently Issued Accounting Pronouncements

In July 2012, the FASB Accounting Standard Update (ASU) 2012-02, "Intangibles- Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment." The amendments in this update allow companies the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not the asset is impaired. The changes to the ASC as a result of this update are effective for annual and interim impairment test performed for fiscal years beginning after September 15, 2012. The adoption of ASU No. 2012-02 will not have a material effect on the Company's Consolidated Financial Statements.

In February 2013, the FASB issued ASC Update No. 2013-02 "Comprehensive Income Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (Topic 220)", which amends ASC Topic 220. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income ("AOCI") by component. In addition an entity is required to present either on the face of the Statement of Income or in the Notes to the Consolidated Financial Statements significant amounts reclassified out of AOCI and should be provided by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified in its entirety to net income in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures require under GAAP that provide additional detail about these amounts. The changes to the ASC as a result of this updated guidance are effective for annual and interim reporting periods beginning after December 15, 2012. The adoption of ASU No. 2013-02 will not have a material effect on the Company's Consolidated Financial Statements.

(2) Share-Based Compensation

The Company recognized compensation expense for share-based payments of $95, $462 and $1,715, during the years ended December 30, 2012, January 1, 2012 and December 31, 2010, respectively. The total compensation cost not yet recognized related to non-vested awards as of December 30, 2012 was $23, which is expected to be recognized over a weighted-average period of 0.3 years through April 2013.

(a) Restricted Share Grants ("RSGs")

Prior to the Company's IPO in 2006, the Company had issued 792,500 RSGs to certain management investors pursuant to each investor's management stockholder agreement (each, a "Management Stockholder Agreement"). Under the Management Stockholder Agreements, RSGs vest by one-third on each of the third, fourth and fifth anniversaries from the grant date. Following the adoption of the GateHouse Media, Inc. Omnibus Stock Incentive Plan (the "Plan") in October 2006, an additional 268,680 RSGs were granted during the year ended December 31, 2006 to Company directors, management, and employees. During the year ended December 31, 2007 an additional 198,846 RSGs were granted to Company directors, management and employees, 105,453 of which were both granted and forfeited. During the year ended December 31, 2008 an additional 266,795 RSGs were granted to Company directors, management and employees, 42,535 of which were both granted and forfeited. During the year ended December 31, 2009 an additional 100,000 RSGs were granted to Company management. The majority of the RSGs issued under the Plan vest in increments of one-third on each of the first, second and third anniversaries of the grant date. In the event a grantee of an RSG is terminated by the Company without cause, a number of unvested RSGs immediately vest that would have vested under the normal vesting period on the next succeeding anniversary date following such termination. In the event an RSG grantee's employment with the Company is terminated without cause within twelve months after a change in control as defined in the applicable award agreement, all unvested RSGs become immediately vested at the termination date. During the period prior to the lapse and removal of the vesting restrictions, a grantee of an RSG will have all of the rights of a stockholder, including without limitation, the right to vote and the right to receive all dividends or other distributions. As a result, the RSGs are reflected as outstanding common stock and the unvested RSGs have been excluded from the calculation of basic earnings per share. With respect to Company employees, the value of the RSGs on the date of issuance is recognized as employee compensation expense over the vesting period or through the grantee's eligible retirement date, if shorter, with an increase to additional paid-in-capital. During the years ended December 30, 2012, January 1, 2012 and December 31, 2010 the Company recognized $95, $462 and $1,715 respectively in share-based compensation expense related to RSGs and is recognized in the Consolidated Statement of Operations and Comprehensive Income (Loss).

As of December 30, 2012 and January 1, 2012, there were 25,424 and 84,181 RSGs, respectively, issued and outstanding with a weighted average grant date fair value of $6.04 and $3.67, respectively. As of December 30, 2012, the aggregate intrinsic value of unvested RSGs was $2. As of December 30, 2012, the aggregate fair value of vested RSGs was $4.

RSG activity was as follows:

	Year Ended December 30, 2012		Year Ended January 1, 2012		Year Ended December 31, 2010	
	Number of RSGs	Weighted-Average Grant Date Fair Value	Number of RSGs	Weighted-Average Grant Date Fair Value	Number of RSGs	Weighted-Average Grant Date Fair Value
Unvested at beginning of year	84,181	$3.67	299,560	$ 8.89	570,696	$10.01
Granted	—	—	—	—	—	—
Vested	(58,757)	2.65	(215,379)	10.93	(264,403)	11.29
Forfeited	—	—	—	—	(6,733)	9.75
Unvested at end of year	25,424	$6.04	84,181	$ 3.67	299,560	$ 8.89

ASC 718 requires the recognition of share-based compensation for the number of awards that are ultimately expected to vest. The Company's estimated forfeitures are based on forfeiture rates of comparable plans. Estimated forfeitures will be reassessed in subsequent periods and the estimate may change based on new facts and circumstances.

(b) Valuation of Equity Securities Issued as Compensation

The Company values equity securities issued as compensation using the fair value of the securities as of the grant date.

Prior to January 1, 2006, the Company recorded deferred share-based compensation, which consisted of the amounts by which the estimated fair value of the instrument underlying the grant exceeded the grant or exercise price, at the date of grant or other measurement date, if applicable and recognized the expense over the related service period. In determining the fair value of the Company's common stock at the dates of grant prior to the IPO on October 25, 2006, the Company's stock was not publicly traded and, therefore, the Company was unable to rely on a public trading market for its stock prior to October 25, 2006.

As the Company began the process of preparing for its IPO, it developed a preliminary valuation using a discounted cash flow approach as of July 2006. The Company estimated that the fair value of its common stock was $15.01 per share based on a valuation using a discounted cash flow approach as of July 2006.

The Company retrospectively applied the valuation to share-based compensation relating to RSGs and common stock sales which occurred from January 2006 to May 2006. Therefore, the financial statements reflect this valuation for grants made prior to the Company's IPO.

(3) Restructuring

Over the past several years, and in furtherance of the Company's cost reduction and cash preservation plans outlined in Note 1, the Company has engaged in a series of individual restructuring programs, designed primarily to right size the Company's employee base, consolidate facilities and improve operations. These initiatives impact all of the Company's geographic regions and are often influenced by the terms of union contracts within the region. All costs related to these programs, which primarily reflect involuntary severance expense, are accrued at the time of announcement.

Information related to restructuring program activity during the years ended December 30, 2012 and January 1, 2012 is outlined below.

	Severance and Related Costs	Other Costs [1]	Total
Balance at December 31, 2010	$ 253	$ 1	$ 254
Restructuring provision included in Integration and Reorganization [2]	3,724	2,226	5,950
Cash payments	(3,077)	(1,801)	(4,878)
Balance at January 1, 2012	$ 900	$ 426	$ 1,326
Restructuring provision included in Integration and Reorganization [2]	3,610	800	4,410
Cash payments	(3,826)	(1,062)	(4,888)
Balance at December 30, 2012	$ 684	$ 164	$ 848

(1) Other costs primarily included costs to consolidate operations.

(2) Included above are amounts that were initially recognized in integration and reorganization and were subsequently reclassified to discontinued operations expense at the time the operations ceased.

The restructuring reserve balance as of December 30, 2012, for all programs was $848, which is expected to be paid out over the next twelve months.

The following table summarizes the costs incurred and cash paid in connection with these restructuring programs for the years ended December 30, 2012 and January 1, 2012.

	Years Ended	
	December 30, 2012	January 1, 2012
Severance and related costs [2]	$ 3,610	$ 3,724
Other costs [1] [2]	800	2,226
Cash payments	(4,888)	(4,878)

(1) Other costs primarily included costs to consolidate operations.

(2) Included above are amounts that were initially recognized in integration and reorganization and were subsequently reclassified to discontinued operations expense at the time the operations ceased.

Additionally, during the year ended January 1, 2012, the Company recognized an impairment charge of $1,696 related to the consolidation of its print operations. Refer to Note 16 for fair value measurement discussion.

(4) Property, Plant, and Equipment

Property, plant, and equipment consisted of the following:

	December 30, 2012	January 1, 2012
Land	$ 19,384	$ 19,627
Buildings and improvements	84,028	86,786
Machinery and equipment	118,907	120,554
Furniture, fixtures, and computer software	20,673	20,225
Construction in progress and other non-depreciating assets	1,726	525
	244,718	247,717
Less: accumulated depreciation and amortization	(128,208)	(116,780)
Total	$ 116,510	$ 130,937

Depreciation expense during the years ended December 30, 2012, January 1, 2012 and December 31, 2010 was $16,435, $18,669 and $21,099, respectively.

(5) Goodwill and Intangible Assets

Goodwill and intangible assets consisted of the following:

	December 30, 2012		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:			
Noncompete agreements	$ 4,970	$ 4,839	$ 131
Advertiser relationships	278,543	145,878	132,665
Customer relationships	8,940	3,597	5,343
Subscriber relationships	82,280	39,226	43,054
Trade name	5,493	3,204	2,289
Publication rights	345	134	211
Total	$380,571	$196,878	$183,693
Nonamortized intangible assets:			
Goodwill	$ 13,742		
Mastheads	35,288		
Total	$ 49,030		

	January 1, 2012		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:			
Noncompete agreements	$ 4,970	$ 4,479	$ 491
Advertiser relationships	286,478	134,228	152,250
Customer relationships	8,940	2,946	5,994
Subscriber relationships	83,158	34,908	48,250
Trade name	5,493	2,655	2,838
Publication rights	345	111	234
Total	$389,384	$179,327	$210,057
Nonamortized intangible assets:			
Goodwill	$ 13,958		
Mastheads	36,604		
Total	$ 50,562		

The weighted average amortization periods for amortizable intangible assets are 4.4 years for noncompete agreements, 16.7 years for advertiser relationships, 13.8 years for customer relationships, 17.2 years for subscriber relationships, 10.0 years for trade names and 15.0 years for publication rights.

Amortization expense for the years ended December 30, 2012, January 1, 2012 and December 31, 2010 was $23,598, $23,914 and $24,037, respectively. Estimated future amortization expense as of January 1, 2012, is as follows:

For the years ending the Sunday closest to December 31:	
2013	$ 23,323
2014	23,277
2015	23,243
2016	21,316
2017	20,242
Thereafter	72,292
Total	$183,693

The changes in the carrying amount of goodwill for the years ended December 30, 2012 and January 1, 2012 are as follows:

Gross balance at December 31, 2010	$ 886,843
Accumulated impairment losses	(872,500)
Net balance at December 31, 2010	$ 14,343
Goodwill impairment	(385)
Balance at January 1, 2012	$ 13,958
Gross balance at January 1, 2012	$ 886,843
Accumulated impairment losses	(872,885)
Net balance at January 1, 2012	$ 13,958
Goodwill impairment from divestitures [1]	(216)
Balance at December 30, 2012	$ 13,742
Gross balance at December 30, 2012	$ 886,843
Accumulated impairment losses	(873,101)
Net balance at December 30, 2012	$ 13,742

[1] Goodwill impairment was initially recognized in continuing operations and was subsequently reclassified to discontinued operations expense at the time the operations were classified as held for sale.

As of December 30, 2012 and January 1, 2012, goodwill in the amount $606,013 was deductible for income tax purposes.

The Company's annual impairment assessment is made on the last day of its fiscal second quarter.

As of March 31, 2010 a review of impairment indicators was performed with the Company noting that its financial results and forecast had not changed materially since the June 30, 2009 impairment test and its market capitalization exceeded its consolidated carrying value. It was determined that an impairment analysis was not required.

As part of the annual impairment assessment, as of June 30, 2010, the fair values of the Company's reporting units for goodwill impairment testing and individual newspaper mastheads were estimated using the expected present value of future cash flows, recent industry transaction multiples and using estimates, judgments and assumptions that management believed were appropriate in the circumstances. The estimates and judgments used in the assessment included multiples for revenue and EBITDA, the weighted average cost of capital and the terminal growth rate. Given the current market conditions, the Company determined that current transactions provided the best estimate of the fair value of its reporting units. Given the stabilization of operating results for the only reporting unit having a goodwill balance at the time, no impairment indicators were identified. Additionally, the estimated fair value exceeded carrying value for all mastheads. The total Company's estimate of fair value was reconciled to its then market capitalization (based upon the stock market price and fair value of debt) plus an estimated control premium.

As of September 30, 2010, December 31, 2010, and March 27, 2011 a review of impairment indicators was performed with the Company noting that its financial results and forecast had not changed materially since the June 30, 2010 impairment test and its market capitalization exceeded its consolidated carrying value. It was determined that an impairment analysis was not required.

As part of the annual impairment assessment, as of June 26, 2011, the fair values of the Company's reporting units for goodwill impairment testing and newspaper mastheads were estimated using the expected present value of future cash flows, recent industry transaction multiples and using estimates, judgments and assumptions that management believed were appropriate in the circumstances. The estimates and judgments used in the assessment included multiples for revenue and EBITDA, the weighted average cost of capital and the terminal growth rate. Given the current market conditions, the Company determined that recent transactions provided the best estimate of the fair value of its reporting units. Given the stabilization of operating results for the only reporting unit having a goodwill balance at the time, no impairment indicators were identified. Additionally, the estimated fair value exceeded carrying value for all mastheads. The total Company's estimate of fair value was reconciled to its then market capitalization (based upon the stock market price and fair value of debt) plus an estimated control premium.

As of September 25, 2011 a review of impairment indicators was performed with the Company noting that its financial results and forecast had not changed materially since the June 26, 2011 impairment test and its market capitalization exceeded its consolidated carrying value. It was determined that an impairment analysis was not required.

Due to an operational management change in the fourth quarter of 2011, certain properties having a goodwill balance of $385 were transferred to a reporting unit that previously did not have a goodwill balance. The Company performed a Step 1 analysis for this reporting unit and determined that its carrying value exceeded fair value. As a result of the Step 2 analysis, the entire $385 of goodwill was impaired. The fair value of this reporting unit for impairment testing purposes was estimated using the expected present value of future cash flows, recent industry transaction multiples and using estimates, judgments and assumptions that management believed were appropriate in the circumstances. The estimates and judgments used in the assessment included multiples for revenue and EBITDA, the weighted average cost of capital and the terminal growth rate. Given the current market conditions, the Company determined that recent transactions provided the best estimate of the fair value of this reporting unit. The Company performed further analysis of this reporting unit's intangible and long-lived assets and determined that impairments of these assets were not present as of year-end.

As of January 1, 2012, a review of impairment indicators was performed for the Company's other reporting units and it was determined that financial results and forecast had not changed materially since the June 26, 2011 impairment test and it was determined no indicators of impairment were present.

During the first quarter of 2012, the Company reorganized its management structure to align with its publication types. The fair value of goodwill was allocated to each of the new reporting units: Small Community Newspapers, Large Daily Newspapers and Metro Newspapers. The Company determined that impairment indicators were present for the Metro Newspaper reporting unit, which had a goodwill balance of $216. As of April 1, 2012 the Company performed a Step 1 analysis for this reporting unit and determined that its carrying value exceeded fair value. As a result of the Step 2 analysis, the entire $216 of goodwill was impaired and this amount was subsequently reclassified to discontinued operations, see Note 19. The fair value of this reporting unit for impairment testing purposes was estimated using the expected present value of future cash flows, recent industry transaction multiples and using estimates, judgments and assumptions that management believed were appropriate in the circumstances. The estimates and judgments used in the assessment included multiples for revenue and EBITDA, the weighted average cost of capital and the terminal growth rate. Given the current market conditions, the Company determined that recent transactions provided the best estimate of the fair value of this reporting unit. The Company performed further analysis of this reporting unit's intangible and long-lived assets and determined that impairments of these assets were not present.

As of April 1, 2012, a review of impairment indicators was performed for the Company's other reporting units and it was determined that financial results and forecast had not changed materially since the June 26, 2011 impairment test and it was determined no indicators of impairment were present.

As part of the annual impairment assessment, as of July 1, 2012, the fair values of the Company's reporting units for goodwill impairment testing and newspaper mastheads were estimated using the expected present value of future cash flows, recent industry transaction multiples and using estimates, judgments and assumptions that management believed were appropriate in the circumstances. The estimates and judgments used in the assessment included multiples for revenue and EBITDA, the weighted average cost of capital and the terminal growth rate. Given the current market conditions, the Company determined that recent transactions provided the best estimate of the fair value of its reporting units. Given the stabilization of operating results for the two reporting units that had a goodwill balance as of the annual impairment assessment date, no impairment indicators were identified. Additionally, the estimated fair value exceeded carrying value for all mastheads. The total Company's estimate of fair value was reconciled to its then market capitalization (based upon the stock market price and fair value of debt) plus an estimated control premium.

As of September 30, 2012 and December 30, 2012, a review of impairment indicators was performed with the Company noting that its financial results and forecast had not changed materially since the July 1, 2012 impairment test and its market capitalization exceeded its consolidated carrying value. It was determined no indicators of impairment were present.

The newspaper industry and our Company have experienced declining same store revenue and profitability over the past several years. Should general economic, market or business conditions decline, and have a negative impact on estimates of future cash flow and market transaction multiples, we may be required to record additional impairment charges in the future.

(6) Accrued Expenses

Accrued expenses consisted of the following:

	December 30, 2012	January 1, 2012
Accrued payroll	$ 4,305	$ 3,790
Accrued bonus	2,219	4,465
Accrued vacation	959	1,396
Accrued insurance	6,903	6,488
Accrued newsprint	—	45
Accrued other	11,872	11,441
	$26,258	$27,625

(7) Lease Commitments

The future minimum lease payments related to the Company's non-cancelable operating lease commitments as of December 30, 2012 are as follows:

For the years ending the Sunday closest to December 31:	
2013	$ 4,640
2014	4,616
2015	3,447
2016	2,523
2017	2,203
Thereafter	2,551
Total minimum lease payments	$19,980

Rental expense under operating leases for the years ended December 30, 2012, January 1, 2012 and December 31, 2010 was $5,009, $5,382 and $5,297, respectively.

(8) Indebtedness

2007 Credit Facility

GateHouse Media Operating, Inc. ("Operating"), an indirectly wholly owned subsidiary of GateHouse Media, GateHouse Media Holdco, Inc. ("Holdco"), an indirectly wholly-owned subsidiary of GateHouse Media, and certain of their subsidiaries entered into an Amended and Restated Credit Agreement, dated as of February 27, 2007, with a syndicate of financial institutions with Wells Fargo Bank as administrative agent.

The 2007 Credit Facility, prior to execution of the Second Amendment (defined below), provided for a: (a) $670,000 term loan facility that matures on August 28, 2014; (b) a delayed draw term loan facility of up to $250,000 that matures on August 28, 2014 and (c) a revolving credit facility with a $40,000 aggregate loan commitment amount available, including a $15,000 sub-facility for letters of credit and a $10,000 swingline facility, that matures on February 28, 2014. The borrowers used the proceeds of the 2007 Credit Facility to refinance existing indebtedness and for working capital and other general corporate purposes, including, without limitation, financing acquisitions permitted under the 2007 Credit Facility. The 2007 Credit Facility is secured by a first priority security interest in: (a) all present and future capital stock or other membership, equity, ownership or profits interest of Operating and all of its direct and indirect domestic restricted subsidiaries, (b) 65% of the voting stock (and 100% of the nonvoting stock) of all present and future first-tier foreign subsidiaries and (c) substantially all of the tangible and intangible assets of Holdco, Operating and their present and future direct and indirect domestic restricted subsidiaries. In addition, the loans and other obligations of the borrowers under the 2007 Credit Facility are guaranteed, subject to specified limitations, by Holdco, Operating and their present and future direct and indirect domestic restricted subsidiaries.

Borrowings under the 2007 Credit Facility bear interest, at the borrower's option, equal to the LIBOR Rate for a LIBOR Rate Loan (as defined in the 2007 Credit Facility), or the Alternate Base Rate for an Alternate Base Rate Loan (as defined in the 2007 Credit Facility), plus an applicable margin. The applicable margin for the LIBOR Rate term loans and Alternate Base Rate term loans, as amended by the First Amendment (defined below), is 2.00% and 1.00%, respectively. The applicable margin for revolving loans is adjusted quarterly based upon Holdco's Total Leverage Ratio (as defined in the 2007 Credit Facility) (*i.e.*, the ratio of Holdco's Consolidated Indebtedness (as defined in the 2007 Credit Facility) on the last day of the preceding quarter to Consolidated EBITDA (as defined in the 2007 Credit Facility) for the four fiscal quarters ending on the date of determination). The applicable margin ranges from 1.50% to 2.00%, in the case of LIBOR Rate Loans, and 0.50% to 1.00% in the case of Alternate Base Rate Loans. Under the revolving credit facility, GateHouse Media will also pay a quarterly commitment fee on the unused portion of the revolving credit facility ranging from 0.25% to 0.5% based on the same total leverage ratio (as described above), and a quarterly fee equal to the applicable margin for LIBOR Rate Loans on the aggregate amount of outstanding letters of credit. In addition, GateHouse Media will be required to pay a ticking fee at the rate of 0.50% of the aggregate unfunded amount available to be borrowed under the delayed draw term facility.

No principal payments are due on the term loan facilities or the revolving credit facility until the applicable maturity date. The borrowers are required to prepay borrowings under the term loan facilities in an amount equal to 50.0% of Holdco's Excess Cash Flow (as defined in the 2007 Credit Facility) earned during the previous fiscal year, except that no prepayments are required if the Total Leverage Ratio (as defined in the 2007 Credit Facility) is less than or equal to 6.0 to 1.0 at the end of such fiscal year. In addition, the borrowers are required to prepay borrowings under the term loan facilities with asset disposition proceeds in excess of specified amounts to the extent necessary to cause Holdco's Total Leverage Ratio to be less than or equal to 6.25 to 1.00, and with cash insurance proceeds and condemnation or expropriation awards, in excess of specified amounts, subject, in each case, to reinvestment rights. The borrowers are required to prepay borrowings under the term loan facilities with the net proceeds of equity issuances by GateHouse Media in an amount equal to the lesser of (a) the amount by which 50.0% of the net cash proceeds exceeds the amount (if any) required to repay any credit facilities of GateHouse Media or (b) the amount of proceeds required to reduce Holdco's Total Leverage Ratio to 6.0 to 1.0. The borrowers are also required to prepay borrowings under the term loan facilities with 100% of the proceeds of debt issuances (with specified exceptions), except that no prepayment is required if Holdco's Total Leverage

Ratio is less than 6.0 to 1.0. If the term loan facilities have been paid in full, mandatory prepayments are applied to the repayment of borrowings under the swingline facility and revolving credit facilities and the cash collateralization of letters of credit.

The 2007 Credit Facility contains a financial covenant that requires Holdco to maintain a Total Leverage Ratio of less than or equal to 6.5 to 1.0 at any time an extension of credit is outstanding under the revolving credit facility. The 2007 Credit Facility contains affirmative and negative covenants applicable to Holdco, Operating and their restricted subsidiaries customarily found in loan agreements for similar transactions, including restrictions on their ability to incur indebtedness (which GateHouse Media is generally permitted to incur so long as it satisfies an incurrence test that requires it to maintain a pro forma Total Leverage Ratio of less than 6.5 to 1.0), create liens on assets, engage in certain lines of business, engage in mergers or consolidations, dispose of assets, make investments or acquisitions, engage in transactions with affiliates, enter into sale leaseback transactions, enter into negative pledges or pay dividends or make other restricted payments (except that Holdco is permitted to (a) make restricted payments (including quarterly dividends) so long as, after giving effect to any such restricted payment, Holdco and its subsidiaries have a Fixed Charge Coverage Ratio (as defined in the 2007 Credit Facility) equal to or greater than 1.0 to 1.0 and would be able to incur an additional $1.00 of debt under the incurrence test referred to above and (b) make restricted payments of proceeds of asset dispositions to GateHouse Media to the extent such proceeds are not required to prepay loans under the 2007 Credit Facility and/or cash collateralize letter of credit obligations and such proceeds are used to prepay borrowings under acquisition credit facilities of GateHouse Media. The 2007 Credit Facility also permits the borrowers, in certain limited circumstances, to designate subsidiaries as "unrestricted subsidiaries" which are not subject to the covenant restrictions in the 2007 Credit Facility. The 2007 Credit Facility contains customary events of default, including defaults based on a failure to pay principal, reimbursement obligations, interest, fees or other obligations, subject to specified grace periods; a material inaccuracy of representations and warranties; breach of covenants; failure to pay other indebtedness and cross-accelerations; a Change of Control (as defined in the 2007 Credit Facility); events of bankruptcy and insolvency; material judgments; failure to meet certain requirements with respect to ERISA; and impairment of collateral. There were no extensions of credit outstanding under the revolving credit portion of the facility at December 30, 2012 and, therefore, the Company was not required to be in compliance with the Total Leverage Ratio covenant.

First Amendment to 2007 Credit Facility

On May 7, 2007, the borrowers entered into the First Amendment to amend the 2007 Credit Facility (the "First Amendment"). The First Amendment provided an incremental term loan facility under the 2007 Credit Facility in the amount of $275,000. As amended by the First Amendment, the 2007 Credit Facility includes $1,195,000 of term loan facilities and $40,000 of a revolving credit facility. The incremental term loan facility amortizes at the same rate and matures on the same date as the existing term loan facilities under the 2007 Credit Facility. Interest on the incremental term loan facility accrues at a rate per annum equal to, at the option of the borrowers, (a) adjusted LIBOR plus a margin equal to (i) 2.00%, if the corporate family ratings and corporate credit ratings of Operating by Moody's Investors Service Inc. and Standard & Poor's Rating Services, are at least B1, and B+, respectively, in each case with stable outlook or (ii) 2.25%, otherwise, as was the case as of December 30, 2012, or (b) the greater of the prime rate set by Wells Fargo Bank, or the federal funds effective rate plus 0.50%, plus a margin 1.00% lower than that applicable to adjusted LIBOR-based loans. Any voluntary or mandatory repayment of the First Amendment term loans made with the proceeds of a new term loan entered into for the primary purpose of benefiting from a margin that is less than the margin applicable as a result of the First Amendment will be subject to a 1.00% prepayment premium. The First Amendment term loans are subject to a "most favored nation" interest provision that grants the First Amendment term loans an interest rate margin that is 0.25% less than the highest margin of any future term loan borrowings under the 2007 Credit Facility.

As previously noted, the First Amendment also modified the interest rates applicable to the term loans under the 2007 Credit Facility. Term loans thereunder accrue interest at a rate per annum equal to, at the option of the Borrower, (a) adjusted LIBOR plus a margin equal to 2.00% or (b) the greater of the prime rate set by Wells Fargo Bank, or the federal funds effective rate plus 0.50%, plus a margin equal to 1.00%. The terms of the previously outstanding borrowings were also modified to include a 1.00% prepayment premium corresponding to the prepayment premium applicable to the First Amendment term loans and a corresponding "most favored nation" interest provision.

Second Amendment to 2007 Credit Facility

On February 3, 2009, the Company entered into a Second Amendment to the 2007 Credit Facility (the "Second Amendment").

The Second Amendment, among other things, permits the borrowers to repurchase term loans outstanding under the 2007 Credit Facility at prices below par through one or more Modified Dutch Auctions (as defined in the Second Amendment) through December 31, 2011, provided that: (a) no Default or Event of Default (each as described in the 2007 Credit Facility) under the 2007 Credit Agreement has occurred and is continuing or would result from such repurchases; (b) the sum of Unrestricted Cash and Accessible Borrowing Availability (as defined in the Second Amendment) under the 2007 Credit Facility is greater than or equal to $20,000; and (c) no Extension of Credit (as defined in the Second Amendment) is outstanding under the revolving credit facility before or after giving effect to such repurchases. The Second Amendment further provides that such repurchases may result in the prepayment of term loans on a non-pro rata basis. No debt repurchases were required to be made pursuant to the Second Amendment and no repurchases were made.

The Second Amendment also reduced the aggregate principal amounts available under the 2007 Credit Facility, as follows: (a) for revolving loans, from $40,000 to $20,000; (b) for the letter of credit subfacility, from $15,000 to $5,000; and (c) for the swingline loan subfacility, from $10,000 to $5,000.

In addition, the Second Amendment provides that Holdco may not incur additional term debt under the 2007 Credit Facility unless the Senior Secured Incurrence Test (as defined in the Second Amendment) is less than 4.00 to 1 and the current Incurrence Test (as defined in the Second Amendment) is satisfied. At December 30, 2012, Holdco was not able to incur additional debt under the 2007 Credit Facility.

In conjunction with the Second Amendment, the Company incurred and expensed approximately $550 of fees. The existing unamortized deferred financing fees that should be written off, in accordance with FASB ASC Topic 855, "*Debt*", as a result of the decrease in borrowing capacity were not significant. The Company determined that the approximate net impact of $400 was immaterial and as a result the Company expensed the $550 of new fees and continues to amortize the existing deferred financing fees.

Agency Amendment to 2007 Credit Facility

On April 1, 2011, the borrowers entered into an Agency Succession and Amendment Agreement, dated as of March 30, 2011, to the 2007 Credit Facility (the "Agency Amendment").

Pursuant to the Agency Amendment, among other things, (a) Wells Fargo Bank resigned as Agent and (b) Gleacher was appointed as Agent. In addition, the Agency Amendment effected certain amendments to the 2007 Credit Facility that provide that (x) the Agent need not be a lender under the 2007 Credit Facility and (y) the lenders holding a majority of the outstanding term loans and loan commitments under the 2007 Credit Facility have (i) the right, in their discretion, to remove the Agent and (ii) the right to make certain decisions and exercise certain powers under the 2007 Credit Facility that had previously been within the discretion of the Agent.

2007 Credit Facility Excess Cash Flow Payment and Outstanding Balance

As required by the 2007 Credit Facility, as amended, on March 15, 2012 and March 2, 2011, the Company made principal payments of $4,600 and $11,249, respectively, which represented 50% of the Excess Cash Flow related to the fiscal years ended January 1, 2012 and December 31, 2010, respectively. As of December 30, 2012, a total of $1,174,098 was outstanding under the 2007 Credit Facility; consisting of $658,281 under the term loan facility, $245,627 under the delayed draw term loan facility, and $270,190 under the incremental term loan facility. No amounts were outstanding under the revolving credit facility. Following the filing of this Annual Report (Form 10-K) on March 7, 2013 the Company expects to make a principal payment of $6,648, which represents 50% of the Excess Cash Flow related to the fiscal year ended December 30, 2012, as required by the 2007 Credit Facility, as amended. This amount has been classified as current portion of long-term debt in the accompanying Consolidated Balance Sheet at December 30, 2012.

Compliance with Covenants

The Company currently is in compliance with all of the covenants and obligations under the 2007 Credit Facility, as amended. However, due to restrictive covenants and conditions within the facility, the Company currently does not have the ability to draw upon the revolving credit facility portion of the 2007 Credit Facility for any immediate short-term funding needs or to incur additional long-term debt and do not expect to be able to do so in the foreseeable future.

2008 Bridge Facility

On February 15, 2008, GateHouse Media Intermediate Holdco, Inc., a subsidiary of the Company, and the Company entered into the 2008 Bridge Facility with Barclays Capital ("Barclays"), as subsequently modified and amended. The 2008 Bridge Facility originally provided for a $20,600 secured term loan facility. On June 7, 2010, the Company paid off in full the remaining balance under the 2008 Bridge Facility.

Preferred Stock Agreement with Subsidiary

On August 21, 2008, FIF III Liberty Holdings LLC ("FIF III") purchased an aggregate of $11,500 in 10% cumulative preferred stock of GateHouse Media Macomb Holdings, Inc. ("Macomb"), an operating subsidiary of the Company. Macomb, an Unrestricted Subsidiary under the terms of the 2007 Credit Facility, used the proceeds from such sale of preferred stock to make an $11,500 cash investment in Holdco non-voting 10% cumulative preferred stock. On December 7, 2010, FIF III exercised its right to require the Company to purchase its Macomb preferred stock. During the five-year period following the full repayment by the Company of its 2008 Bridge Facility, which repayment occurred in the second quarter of 2010, FIF III had the right to require the Company to purchase the preferred stock. The Company paid the purchase price of $14,144 on December 8, 2010, which represented the sum of original purchase price of $11,500 paid by FIF III for the Macomb preferred stock and accrued but unpaid dividends of $2,644. FIF III is an affiliate of Fortress Investment Group, LLC, the owner of approximately 39.6% of the Company's outstanding Common Stock.

Fair Value

The fair value of the Company's total long-term debt, determined based on the average yield to maturity of publicly traded debt with similar ratings and consistent maturities and terms, Level 2 inputs (see Note 16), was approximately $715,000. The average yield to maturity of such publicly traded debt used in valuing the Company's debt ranged from 6.9% to 52.0% with an average of 19.7%. The fair value is an estimate based on publicly available information and may not necessarily represent the fair market value in an arm's length transaction.

Payment Schedule

As of December 30, 2012, scheduled principal payments of outstanding debt are as follows:

2013	6,648
2014	1,167,450
	$1,174,098
Less: Short-Term Debt	6,648
Long-Term Debt	$1,167,450

(9) Derivative Instruments

The Company uses certain derivative financial instruments to hedge the aggregate risk of interest rate fluctuations with respect to its long-term debt, which requires payments based on a variable interest rate index. These risks include: increases in debt rates above the earnings of the encumbered assets, increases in debt rates resulting in the failure of certain debt ratio covenants, increases in debt rates such that assets can no longer be refinanced, and earnings volatility.

In order to reduce such risks, the Company primarily uses interest rate swap agreements to change floating-rate long term debt to fixed-rate long-term debt. This type of hedge is intended to qualify as a "cash-flow hedge" under ASC 815. For these instruments, the effective portion of the change in the fair value of the derivative is recorded in accumulated other comprehensive loss in the Consolidated Statement of Stockholders' Equity (Deficit) and recognized in the Consolidated Statement of Operations and Comprehensive Income (Loss) in the same period in which the hedged transaction impacts earnings. The ineffective portion of the change in the fair value of the derivative is immediately recognized in earnings.

Fair Values of Derivative Instruments

	Liability Derivatives			
	December 30, 2012		January 1, 2012	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivative designed as hedging instruments under ASC 815				
Interest rate swaps	Derivative Instruments	$45,724	Derivative Instruments	$51,576
Total derivatives		$45,724		$51,576

The Effect of Derivative Instruments on the Statement of Operations and Comprehensive Income (Loss) for the Years Ended December 30, 2012, January 1, 2012 and December 31, 2010

Derivatives in ASC 815 Fair Value Hedging Relationships	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative		
		2012	2011	2010
Interest rate swaps	Gain (loss) on derivative instruments	$1,635	$913	$(8,277)

Derivatives in ASC 815 Fair Value Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)			Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)			Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)		
	2012	2011	2010		2012	2011	2010		2012	2011	2010
Interest rate swaps	$5,832	$13,829	$(20,801)	Interestincome/ (expense)	$(28,771)	$(29,560)	$(38,209)	Other income/ (expense)	$20	$85	$(167)

On June 23, 2005, the Company entered into and designated an interest rate swap based on a notional amount of $300,000 maturing June 2012 as a cash flow hedge. Under the swap agreement, the Company received interest equivalent to one month LIBOR and pays a fixed rate of 4.135%, with settlements occurring monthly. On February 20, 2006, the Company redesignated the same interest rate swap as a cash flow hedge for accounting purposes. At December 31, 2006, the swap no longer qualified as an effective hedge. Therefore, the balance in accumulated other comprehensive income has been reclassified into earnings over the life of the hedged item. On

January 1, 2007, the Company redesignated the same interest rate swap as a cash flow hedge for accounting purposes. On August 18, 2008, the Company terminated the swap and entered into a settlement agreement with Goldman Sachs in the aggregate amount of $18,947, which also includes the termination of the swap having a notional value of $270,000. The balance in accumulated other comprehensive income is reclassified into earnings over the remaining life of the item previously hedged. During the twelve months ended December 30, 2012, ($1,615) was amortized and recognized through earnings relating to balances in accumulated other comprehensive income and the associated deferred income taxes of $148 were recognized in income tax expense. As of December 30, 2012, all amounts in accumulated other comprehensive income have been reclassified into earnings.

In connection with financing obtained in 2006, the Company entered into and designated an interest rate swap based on a notional amount of $270,000 maturing July 2011 as a cash flow hedge. Under the swap agreement, the Company received interest equivalent to one month LIBOR and pays a fixed rate of 5.359%, with settlements occurring monthly. On January 1, 2007, the swap was redesignated. Therefore, the balance in accumulated other comprehensive income has been reclassified into earnings over the life of the hedged item. On August 18, 2008, the Company terminated the swap and entered into a settlement agreement with Goldman Sachs in the aggregate amount of $18,947 which also includes the termination of the swap having a notional value of $300,000. The balance in accumulated other comprehensive income is reclassified into earnings over the remaining life of the item previously hedged. As of December 30, 2012, all amounts in accumulated other comprehensive income have been reclassified into earnings.

In connection with the 2007 Credit Facility, the Company entered into and designated an interest rate swap based on a notional amount of $100,000 maturing September 2014, as a cash flow hedge. Under the swap agreement, the Company receives interest equivalent to one-month LIBOR and pays a fixed rate of 5.14%, with settlements occurring monthly. During the year ended December 30, 2012, the fair value of the swap increased by $969, net, of which $0 was recognized through earnings and $969 was recognized through accumulated other comprehensive income.

In connection with the 2007 Credit Facility, the Company entered into and designated an interest rate swap based on a notional amount of $250,000 maturing September 2014, as a cash flow hedge. Under the swap agreement, the Company receives interest equivalent to one-month LIBOR and pays a fixed rate of 4.971%, with settlements occurring monthly. During the year ended December 30, 2012, the fair value of the swap increased by $2,293, net, of which $3 was recognized through earnings and $2,290 was recognized through accumulated other comprehensive income.

In connection with the First Amendment to the 2007 Credit Facility, the Company entered into and designated an interest rate swap based on a notional amount of $200,000 maturing September 2014, as a cash flow hedge. Under the swap agreement, the Company receives interest equivalent to one-month LIBOR and pays a fixed rate of 5.079% with settlements occurring monthly. During the year ended December 30, 2012, the fair value of the swap increased by $1,900, net, of which a decrease of $20 was recognized through earnings and an increase of $1,920 was recognized through accumulated other comprehensive income.

During September, 2007, the Company entered into and designated an interest rate swap based on a notional amount of $75,000 maturing September 2014, as a cash flow hedge. Under the swap agreement, the Company receives interest equivalent to one-month LIBOR and pays a fixed rate of 4.941% with settlements occurring monthly. During the year ended December 30, 2012, the fair value of the swap increased by $690, net, of which $37 was recognized through earnings and $653 was recognized through accumulated other comprehensive income.

Upon the maturity of a redesignated hedge the Company reviewed all amounts in accumulated other comprehensive income and determined $240 should be reclassified from the derivative to the pension balance during the twelve months ended January 1, 2012.

The aggregate amount of unrealized loss related to derivative instruments recognized in other comprehensive loss as of December 30, 2012 and January 1, 2012 was $45,651 and $50,017, respectively.

(10) Income Taxes

Income tax expense (benefit) on loss from continuing operations for the periods shown below consisted of:

	Current	Deferred	Total
Year ended December 30, 2012:			
U.S. Federal	$ 149	$—	$ 149
State and local	(356)	—	(356)
	$ (207)	—	$ (207)
Year ended January 1, 2012:			
U.S. Federal	$(1,368)	$—	$(1,368)
State and local	(435)	—	(435)
	$(1,803)	—	$(1,803)
Year ended December 31, 2010:			
U.S. Federal	$ —	$—	$ —
State and local	(155)	—	(155)
	$ (155)	—	$ (155)

Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income (loss) from continuing operations before income taxes as a result of the following:

	Year Ended December 30, 2012	Year Ended January 1, 2012	Year Ended December 31, 2010
Computed "expected" tax benefit	$(9,303)	$(8,171)	$(8,755)
Increase (decrease) in income tax benefit resulting from:			
State and local income taxes, net of federal benefit	20	(367)	—
Nondeductible meals, entertainment, and other expenses	393	358	82
Return to provision adjustment	288	6	(60)
Impairment of Non-Deductible Goodwill	—	51	—
Change in valuation allowance	8,462	6,183	7,755
Increase (decrease) to provision for unrecognized tax benefits	(356)	120	(155)
Preferred stock dividend	—	—	899
Other	289	17	79
	$ (207)	$(1,803)	$ (155)

During the year ended December 30, 2012, the income tax benefit, net of income tax valuation allowance, was $207.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of December 30, 2012 and January 1, 2012 are presented below:

	December 30, 2012	January 1, 2012
Current deferred tax assets:		
Accounts receivable, principally due to allowance for doubtful accounts	$ 962	$ 1,165
Accrued expenses	12,077	12,976
Inventory capitalization	2,356	2,356
Gross current deferred tax assets	15,395	16,497
Less valuation allowance	(15,395)	(16,497)
Net current deferred tax assets	—	—
Non-current deferred tax assets:		
Derivative instruments	17,870	20,219
Pension and other postretirement benefit obligation	8,922	7,489
Long-lived and intangible assets, principally due to differences in depreciation and amortization	160,131	183,794
Net operating losses	242,272	204,955
Gross non-current deferred tax assets	429,195	416,457
Less valuation allowance	(429,195)	(416,457)
Net non-current deferred tax assets	—	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

During the year ended December 31, 2010, the valuation allowance increased by $10,980, of which $5,617 was charged to earnings and $5,363 was recorded through accumulated other comprehensive income. During the year ended January 1, 2012, the valuation allowance increased by $2,707 of which $6,551 was charged to earnings and $3,844 was recorded as a reduction through accumulated other comprehensive income. During the year ended December 30, 2012, the valuation allowance increased by $11,636 of which $11,795 was charged to earnings, $513 was charged to discontinued operations, and $672 was recorded as a reduction through accumulated other comprehensive income.

At December 30, 2012, the Company had net operating loss carryforwards for Federal and state income tax purposes of approximately $632,120, which are available to offset future taxable income, if any. These Federal and state net operating loss carryforwards begin to expire on various dates from 2018 through 2031. A portion of these net operating losses are subject to the limitations of Internal Revenue Code (the "Code") Section 382. This section provides limitations on the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for Federal tax purposes.

At December 30, 2012, the Company had uncertain tax positions of $4,677 which, if recognized, would impact the effective tax rate. The Company did not record significant amounts of interest and penalties related to uncertain tax positions for the year ended December 30, 2012. Certain amounts were recognized in 2012 due to expiration of the statute of limitations.

A reconciliation of the beginning and ending amount of uncertain tax positions for the years ended December 30, 2012 and January 1, 2012 are as follows:

Balance as of January 1, 2011	$4,913
Increases based on tax positions prior to 2011	120
Uncertain tax positions as of January 1, 2012	$5,033
Decreases based on tax positions prior to 2012	(399)
Increases based on tax positions prior to 2012	43
Uncertain tax positions as of December 30, 2012	$4,677

The Company does not anticipate significant increases or decreases in our uncertain tax positions within the next twelve months. The Company recognizes penalties and interest relating to uncertain tax positions in the provision for income taxes.

The Company files a U.S. federal consolidated income tax return for which the statute of limitations remains open for the 2009 tax year and beyond. U.S. state jurisdictions have statute of limitations generally ranging from 3 to 6 years.

(11) Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share ("EPS"):

	Year Ended December 30, 2012	Year Ended January 1, 2012	Year Ended December 31, 2010
Numerator for earnings per share calculation:			
Loss from continuing operations attributable to GateHouse Media	$ (28,211)	$ (21,932)	$ (26,787)
Loss from discontinued operations, attributable to GateHouse Media, net of income taxes	(1,592)	283	743
Net loss attributable to GateHouse Media	$ (29,803)	$ (21,649)	$ (26,044)
Denominator for earnings per share calculation:			
Basic weighted average shares outstanding	58,041,907	57,949,815	57,723,353
Dilutive securities, including restricted share grants	—	—	—
Diluted weighted average shares outstanding	58,041,907	57,949,815	57,723,353
Loss per share—basic and diluted:			
Loss from continuing operations attributable to GateHouse Media	$ (0.49)	$ (0.38)	$ (0.46)
Income (loss) from discontinued operations, attributable to GateHouse Media, net of taxes	(0.02)	0.01	0.01
Net loss attributable to GateHouse Media	$ (0.51)	$ (0.37)	$ (0.45)

During the years ended December 30, 2012, January 1, 2012 and December 31, 2010, 25,424, 84,181 and 299,560 RSGs, respectively, were excluded from the computation of diluted loss per share because their effect would have been antidilutive.

(12) Employee Benefit Plans

The Company maintains a GateHouse Media, Inc. defined contribution plan (the "Defined Plan") designed to conform to IRS rules for 401(k) plans for all of its employees satisfying minimum service requirements as set forth under the plan. The plan allows for a matching contribution at the discretion of the Company. Employees can contribute amounts up to 100% of their eligible gross wages to the plan, subject to IRS limitations. The Company implemented a Companywide matching contribution on January 1, 2008 and discontinued offering such matching contribution across the Company on January 1, 2009. Effective January 2, 2012 the Company reinstated the matching contribution across the Company. During fiscal 2010 and 2011 the Company only offered a matching contribution to certain groups of the Company's employees. The Company's current match ranges from 50% to 100% of a specified portion of employee contribution, which specified portion ranges from 1% to 6% of eligible gross wages. During the year ended December 30, 2012, when the Company offered a matching contribution across the entire Company, the Company's matching contribution to the plan was $1,033. During the years ended January 1, 2012 and December 31, 2010, when the Company did not offer a matching contribution across the entire Company, the Company's matching contributions to the plan were $117 and $102, respectively.

The Company maintains three nonqualified deferred compensation plans, as described below, for certain of its employees.

The Company maintains the GateHouse Media, Inc. Publishers' Deferred Compensation Plan ("Publishers Plan"), a nonqualified deferred compensation plan for the benefit of certain designated publishers of the Company's newspapers. Under the Publishers Plan, the Company credits an amount to a bookkeeping account established for each participating publisher pursuant to a pre-determined formula, which is based upon the gross operating profits of each such publisher's newspaper. The bookkeeping account is credited with earnings and losses based upon the investment choices selected by the participant. The amounts credited to the bookkeeping account on behalf of each participating publisher vest on an installment basis over a period of 15 years. A participating publisher forfeits all amounts under the Publishers Plan in the event that the publisher's employment with the Company is terminated for "cause", as defined in the Publishers Plan. Amounts credited to a participating publisher's bookkeeping account are distributable upon termination of the publisher's employment with the Company and will be made in a lump sum or installments as elected by the publisher. The Publisher's Plan was frozen effective as of December 31, 2006, and all accrued benefits of participants under the terms of the Publisher's Plan became 100% vested. The Company recorded $0, $0 and $0 of compensation expense related to the Publishers Plan for the years ended December 30, 2012, January 1, 2012 and December 31, 2010, respectively.

The Company maintains the GateHouse Media, Inc. Executive Benefit Plan ("Executive Benefit Plan"), a nonqualified deferred compensation plan for the benefit of certain key employees of the Company. Under the Executive Benefit Plan, the Company credits an amount, determined at the Company's sole discretion, to a bookkeeping account established for each participating key employee. The bookkeeping account is credited with earnings and losses based upon the investment choices selected by the participant. The amounts credited to the bookkeeping account on behalf of each participating key employee vest on an installment basis over a period of 5 years. A participating key employee forfeits all amounts under the Executive Benefit Plan in the event that the key employee's employment with the Company is terminated for "cause", as defined in the Executive Benefit Plan. Amounts credited to a participating key employee's bookkeeping account are distributable upon termination of the key employee's employment with the Company, and will be made in a lump sum or installments as elected by the key employee. The Executive Benefit Plan was frozen effective as of December 31, 2006, and all accrued benefits of participants under the terms of the Executive Benefit Plan became 100% vested. The Company recorded $0, $0 and $0 of compensation expense related to the Executive Benefit Plan for the years ended December 30, 2012, January 1, 2012 and December 31, 2010, respectively.

The Company maintains the GateHouse Media, Inc. Executive Deferral Plan ("Executive Deferral Plan"), a nonqualified deferred compensation plan for the benefit of certain key employees of the Company. Under the Executive Deferral Plan, eligible key employees may elect to defer a portion of their compensation for payment at a later date. Currently, the Executive Deferral Plan allows a participating key employee to defer up to 100% of his or her annual compensation until termination of employment or such earlier period as elected by the participating key employee. Amounts deferred are credited to a bookkeeping account established by the Company for this purpose. The bookkeeping account is credited with earnings and losses based upon the investment choices selected by the participant. Amounts deferred under the Executive Deferral Plan are fully vested and non-forfeitable. The amounts in the bookkeeping account are payable to the key employee at the time and in the manner elected by the key employee.

(13) Pension and Postretirement Benefits

As a result of the Enterprise News Media, LLC and Copley Press, Inc. acquisitions, the Company maintains a pension plan and postretirement medical and life insurance plans which cover certain employees. The Company uses the accrued benefit actuarial method and best estimate assumptions to determine pension costs, liabilities and other pension information for defined benefit plans.

The Enterprise News Media, LLC pension plan was amended to freeze all future benefit accruals as of December 31, 2008, except for a select group of union employees whose benefits were frozen during 2009. Also, during 2008 the medical and life insurance benefits were frozen and the plan was amended to limit future benefits to a select group of active employees under the Enterprise News Media, LLC postretirement medical and life insurance plan.

The following provides information on the pension plan and postretirement medical and life insurance plan as of December 30, 2012 and January 1, 2012, for the years ended December 30, 2012 and January 1, 2012.

	Pension	Postretirement	Pension	Postretirement
	Year Ended December 30, 2012	Year Ended December 30, 2012	Year Ended January 1, 2012	Year Ended January 1, 2012
Change in projected benefit obligation:				
Benefit obligation at beginning of period	$ 23,926	$ 6,461	$ 23,142	$ 6,413
Service cost	300	40	200	42
Interest cost	1,203	273	1,238	303
Actuarial loss	3,422	187	946	23
Benefits and expenses paid	(1,725)	(282)	(1,600)	(321)
Participant contributions	—	14	—	18
Employer implicit subsidy fulfilled	—	(27)	—	(17)
Projected benefit obligation at end of period	$ 27,126	$ 6,666	$ 23,926	$ 6,461
Change in plan assets:				
Fair value of plan assets at beginning of period	$ 16,498	$ —	$ 17,101	$ —
Actual return on plan assets	2,353	—	(372)	—
Employer contributions	1,115	268	1,369	303
Employer implicit subsidy contribution	—	27	—	17
Participant contributions	—	14	—	18
Employer implicit subsidy fulfilled	—	(27)	—	(17)
Benefits paid	(1,402)	(282)	(1,295)	(321)
Expenses paid	(323)	—	(305)	—
Fair value of plan assets at end of period	$ 18,241	$ —	$ 16,498	$ —
Reconciliation of funded status:				
Benefit obligation at end of period	$(27,126)	$(6,666)	$(23,926)	$(6,461)
Fair value of assets at end of period	18,241	—	16,498	—
Funded status	(8,885)	(6,666)	(7,428)	(6,461)
Unrecognized prior service cost	—	(1,525)	—	(2,155)
Unrecognized actuarial (gain) loss	8,294	220	6,289	206
Net accrued benefit cost	$ (591)	$(7,971)	$ (1,139)	$(8,410)

	Pension	Postretirement	Pension	Postretirement
	Year Ended December 30, 2012	Year Ended December 30, 2012	Year Ended January 1, 2012	Year Ended January 1, 2012
Balance sheet presentation:				
Accrued liabilities	$ —	$ 423	$ —	$ 393
Pension and other postretirement benefit obligations	8,885	6,243	7,428	6,068
Accumulated other comprehensive income	(8,294)	1,305	(6,289)	1,949
Net accrued benefit cost	$ 591	$7,971	$ 1,139	$8,410
Components of net periodic benefit cost:				
Service cost	$ 300	$ 40	$ 200	$ 42
Interest cost	1,203	273	1,238	303
Expected return on plan assets	(1,275)	—	(1,324)	—
Amortization of prior service cost	—	(457)	—	(457)
Amortization of unrecognized (gain) loss	382	—	82	—
Net periodic benefit cost	$ 610	$ (144)	$ 196	$ (112)
Other changes in plan assets and benefit obligations recognized in other comprehensive income:				
Net actuarial loss	$ 2,343	$ 187	$ 2,640	$ 23
Amortization of net actuarial loss	(383)	—	(83)	—
Amortization of prior service credit	—	457	—	457
Other adjustment	43	—	(240)	—
Total recognized in other comprehensive income	$ 2,003	$ 644	$ 2,317	$ 480
Comparison of obligations to plan assets:				
Projected benefit obligation	$27,126	$6,666	$23,926	$6,461
Accumulated benefit obligation	27,126	6,666	23,926	6,461
Fair value of plan assets	18,241	—	16,498	—

The following assumptions were used in connection with the Company's actuarial valuation of its defined benefit pension and postretirement plans:

	Pension	Postretirement	Pension	Postretirement
	Year Ended December 30, 2012	Year Ended December 30, 2012	Year Ended January 1, 2012	Year Ended January 1, 2012
Weighted average discount rate	4.1%	3.6%	5.1%	4.4%
Rate of increase in future compensation levels	—	—	—	—
Expected return on assets	7.75%	—	7.75%	—
Current year trend	—	7.7%	—	8.1%
Ultimate year trend	—	4.8%	—	4.8%
Year of ultimate trend	—	2022	—	2021

The following assumptions were used to calculate the net periodic benefit cost for the Company's defined benefit pension and post retirement plans:

	Pension	Postretirement	Pension	Postretirement
	Year Ended December 30, 2012	Year Ended December 30, 2012	Year Ended January 1, 2012	Year Ended January 1, 2012
Weighted average discount rate	5.1%	4.4%	5.7%	5.3%
Rate of increase in future compensation levels	—	—	—	—
Expected return on assets	7.75%	—	7.75%	—
Current year trend	—	8.1%	—	8.5%
Ultimate year trend	—	4.8%	—	4.8%
Year of ultimate trend	—	2022	—	2021

To determine the expected long-term rate of return on pension plan assets, the Company considers the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets, input from the actuaries and investment consultants, and long-term inflation assumptions. The expected allocation of pension plan assets is based on a diversified portfolio consisting of domestic and international equity securities and fixed income securities. This expected return is then applied to the fair value of plan assets. The Company amortizes experience gains and losses, including the effects of changes in actuarial assumptions and plan provisions over a period equal to the average future service of plan participants.

Amortization of prior service costs was calculated using the straight-line method over the average remaining service periods of the employees expected to receive benefits under the plan.

	Postretirement
	Year Ended December 30, 2012
Effect of 1% increase in health care cost trend rates	
APBO	$7,092
Dollar change	$ 426
Percent change	6.4 %
Effect of 1% decrease in health care cost trend rates	
APBO	$6,308
Dollar change	$ (358)
Percent change	(5.4)%

Fair Value of plan assets are measured on a recurring basis using quoted market prices in active markets for identical assets, Level 1 input. The pension plan's assets by asset category are as follows:

	December 30, 2012		January 1, 2012	
	Dollar	Percent	Dollar	Percent
Equity mutual funds	$12,299	67%	$10,105	61%
Fixed income mutual funds	5,320	29%	5,353	33%
Cash and cash equivalents	575	3%	346	2%
Other	47	1%	694	4%
Total	$18,241	100%	$16,498	100%

Plan fiduciaries of the George W. Prescott Publishing Company LLC Pension Plan set investment policies and strategies for the pension trust. Objectives include preserving the funded status of the plan and balancing risk against return. The general target allocation is 70% in equity funds and 30% in fixed income funds for the plan's investments. To accomplish this goal, each plan's assets are actively managed by outside investment managers with the objective of optimizing long-term return while maintaining a high standard of portfolio quality and proper diversification. The Company monitors the maturities of fixed income securities so that there is sufficient liquidity to meet current benefit payment obligations.

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid as follows:

	Pension	Postretirement
2013	$1,451	$ 430
2014	1,451	428
2015	1,498	433
2016	1,528	428
2017	1,536	393
2018-2022	7,942	1,743
Employer contribution expected to be paid during the year ending December 31, 2013	$1,147	$ 430

The postretirement plans are not funded.

The aggregate amount of net actuarial loss and prior service cost related to the Company's pension and post retirement plans recognized in other comprehensive income as of December 30, 2012 was $6,991.

Multiemployer Plans

The Company is a participant in three multi-employer pension plans covering certain employees with Collective Bargaining Agreements ("CBAs") in Ohio, Massachusetts and Illinois. The risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:

- The Company plays no part in the management of plan investments or any other aspect of plan administration.
- Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers.
- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.
- If the Company chooses to stop participating in some of its multi-employer plans, the Company may be required to pay those plans an amount based on the unfunded status of the plan, referred to as withdrawal liability.

The Company's participation in these plans for the year ended December 30, 2012, is outlined in the table below. The "EIN/Pension Plan Number" column provides the Employee Identification Number (EIN) and the three-digit plan number. Unless otherwise noted, the two most recent Pension Protection Act (PPA) zone statuses available are for the plan's for the years ended December 30, 2012 and January 1, 2012, respectively. The zone status is based on information that the company received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65% funded; plans in the orange zone are both a) less than 80% funded and b) have an accumulated/expected funding deficiency in any of the next six plan years, net of any amortization extensions; plans in the yellow zone meet either one of the criteria mentioned in the orange zone; and plans in the green zone are at least 80% funded. The "FIP/RP Status Pending/Implemented" column indicates plans for which a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented. The last column lists the expiration date(s) of the collective-bargaining agreement(s) to which the plans are subject.

The Company makes all required contributions to these plans as determined under the respective CBAs. For each of the plans listed below, the Company's contribution represented less than 5% of total contributions to the plan.

Pension Plan Name	EIN Number/ Plan Number	Zone Status 2012	Zone Status 2011	FIP/RP Status Pending/ Implemented	Contributions (in thousands) 2012	2011	2010	Surcharge Imposed	Expiration Dates of CBAs
CWA/ITU Negotiated Pension Plan	13-6212879/001	Red	Red	Implemented	$ 13	$ 9	$ 8	No	Under negotiation
GCIU—Employer Retirement Benefit Plan [(a)(b)]	91-6024903/001	Red	Red	Implemented	89	87	89	No	11/14/2014
The Newspaper Guild International Pension Plan [(a)] ...	52-1082662/001	Red	Red	Implemented	49	130	146	No	09/30/2014
Total					$151	$226	$243		

(a) *This plan has elected to utilize special amortization provisions provided under the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010.*

(b) *During the fiscal year 2012 the Company accrued $1,185 related to this plan due to the discontinuance of press operations at its Suburban Chicago location.*

(14) Stock Compensation Plans

Omnibus Stock Incentive Plan

On October 5, 2006, the Company adopted a new equity incentive plan for its employees, the GateHouse Media, Inc. Omnibus Stock Incentive Plan (the "Plan") and presented the Plan to the Company's stockholders' for approval, which was received on October 6, 2006. The Plan provides for the issuance of stock options, stock appreciation rights, restricted shares, deferred shares, performance shares, unrestricted shares and other stock-based awards. A total of 2,000,000 shares of the Company's common stock were initially reserved for issuance under the Plan, provided however, that commencing on the first day of each fiscal year beginning in calendar year 2007, the number of shares reserved and available for issuance is increased by an amount equal to 100,000. All such shares of the Company's common stock that are available for the grant of awards under the Plan may be granted as incentive stock options. Section 162(m) of the Internal Revenue Code (the "Code") states that the maximum aggregate number of shares that is subject to stock options or stock appreciation rights that may be granted to any individual during any fiscal year is 400,000 and the maximum aggregate number of shares that is subject to awards of restricted stock, deferred shares, unrestricted shares or other stock-based awards that may be granted to any individual during any fiscal year is 400,000.

The Plan is administered by the Company's board of directors, although it may be administered by either the board of directors or any committee of the board of directors including a committee that complies with the applicable requirements of Section 162(m) of the Code, Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements.

Except as otherwise provided by the Plan administrator, on the first business day after the Company's annual meeting of stockholders and each such annual meeting thereafter during the term of the Plan, each of the Company's independent directors who is serving following such annual meeting will automatically be granted under the Plan a number of unrestricted shares of common stock having a fair market value of $15 as of the date of grant; however, those of the Company's independent directors who were granted restricted common stock upon the consummation of the IPO will not be eligible to receive these automatic annual grants.

The terms of the Plan provide that the board of directors may amend, alter or discontinue the Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant's consent. The Plan administrator, however, reserves the right to amend, modify, or supplement an award to either bring it into compliance with Section 409A of the Code, or to cause the award to not be subject to such section. The Plan will terminate on October 5, 2016.

As of December 30, 2012 and January 1, 2012, a total of 25,424 and 84,181 RSGs were outstanding under the Plan, respectively.

(15) Assets Held for Sale

As of December 30, 2012 and January 1, 2012, the Company intended to dispose of various assets which are classified as held for sale on the consolidated balance sheet in accordance with ASC 360. The following table summarizes the major classes of assets and liabilities held for sale at December 30, 2012 and January 1, 2012:

	December 30, 2012	January 1, 2012
Long-term assets held for sale:		
Property, plant and equipment, net	$474	$934
Total long-term assets held for sale	$474	$934

These assets are real property and no publication related assets are included.

During the years ended December 30, 2012 and January 1, 2012 the Company recorded an impairment charge in the amount of $2,128 and $355, respectively, related to property, plant and equipment which were classified as held for sale, refer to Note 16 for fair value measurement discussion.

(16) Fair Value Measurement

The Company measures and records in the accompanying consolidated financial statements certain assets and liabilities at fair value on a recurring basis. ASC 820 establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's own assumptions (unobservable inputs).

These inputs are prioritized as follows:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities;
- Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities or market corroborated inputs; and
- Level 3: Unobservable inputs for which there is little or no market data and which require us to develop our own assumptions about how market participants price the asset or liability.

The valuation techniques that may be used to measure fair value are as follows:

- Market approach—Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
- Income approach—Uses valuation techniques to convert future amounts to a single present amount based on current market expectation about those future amounts;
- Cost approach—Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

The following table provides information for the Company's major categories of financial assets and liabilities measured or disclosed at fair value on a recurring basis:

	Fair Value Measurements at Reporting Date Using				
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements	Valuation Technique
As of January 1, 2012					
Assets					
Cash and cash equivalents	$19,212	$—	$ —	$19,212	Income
Restricted cash	6,167	—	—	6,167	Income
Liabilities					
Derivatives (1)	$ —	$—	$51,576	$51,576	Income
As of December 30, 2012					
Assets					
Cash and cash equivalents	$34,527	$—	$ —	$34,527	Income
Restricted cash	6,467	—	—	6,467	Income
Liabilities					
Derivatives (1)	$ —	$—	$45,724	$45,724	Income

(1) Derivative assets and liabilities include interest rate swaps which are measured using the Company's estimates of the assumptions a market participant would use in pricing the derivative. The fair value of the interest rate derivative is determined based on the upper notional band using cash flows discounted at the relevant market interest rates in effect at the period close and incorporates an assessment of the risk of non-performance by the interest rate derivative counterparty in valuing derivative assets and an evaluation of the Company's credit risk in valuing derivative liabilities.

The following tables reflect the activity of our derivative liabilities measured at fair value using significant unobservable inputs (Level 3) for year ended December 30, 2012:

	Derivative Liabilities
Balance as of January 1, 2012	$51,576
Total (gains) losses, net:	
Included in earnings	(20)
Included in other comprehensive income	(5,832)
Balance as of December 30, 2012	$45,724

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). During the quarters ended April 1, 2012 and January 1, 2012, goodwill was written down to implied fair value using Level 3 inputs. The valuation techniques utilized to measure fair value are discussed in Note 5.

Refer to Note 8 for the discussion on the fair value of the Company's total long-term debt.

Refer to Note 13 for the discussion on the fair value of the Company's pension plan.

During the years ended December 30, 2012 and January 1, 2012, the Company recorded an impairment charge in the amount of $2,128 and $355, respectively, related to property, plant and equipment which were classified as held for sale. The Company used assessed values and current market data, Level 2 inputs, to determine the fair value. Additionally, during the three months ended June 26, 2011, the Company wrote-off presses having a net book value of $1,696 related to the consolidation of its print operations, utilizing recent sale activity, Level 2 inputs.

(17) Commitments and Contingencies

The Company becomes involved from time to time in claims and lawsuits incidental to the ordinary course of its business, including with respect to such matters as libel, invasion of privacy, intellectual property infringement, wrongful termination actions, and complaints alleging employment discrimination. In addition, the Company is involved from time to time in governmental and administrative proceedings concerning employment, labor, environmental and other claims. Insurance coverage maintained by the Company mitigates potential loss for certain of these matters. Historically, such claims and proceedings have not had a material effect upon the Company's consolidated results of operations or financial condition. While the Company is unable to predict the ultimate outcome of any currently outstanding legal actions, it is the opinion of the Company's management that it is a remote possibility that the disposition of these matters would have a material adverse effect upon the Company's consolidated results of operations, financial condition or cash flow.

Restricted cash at December 30, 2012 and January 1, 2012, in the aggregate amount of $6,467 and $6,167, respectively, is used to collateralize standby letters of credit in the name of the Company's insurers in accordance with certain insurance policies and as cash collateral for certain business operations.

(18) Related-Party Transactions

Fortress Investment Group, LLC

On May 9, 2005, FIF III, FIF III Liberty Acquisitions, LLC, a wholly-owned subsidiary of FIF III ("Merger Subsidiary"), and the Company entered into an agreement that provided for the merger of Merger Subsidiary with and into the Company, with the Company continuing as a wholly-owned subsidiary of FIF III (the "Merger"). The Merger was completed on June 6, 2005. FIF III is an affiliate of Fortress Investment Group LLC.

As of December 30, 2012, Fortress Investment Group LLC and its affiliates ("Fortress") beneficially owned approximately 39.6% of the Company's outstanding common stock.

In addition, the Company's Chairman, Wesley Edens, is also the Co-Chairman of the board of directors of Fortress Investment Group LLC. The Company does not pay Mr. Edens a salary or any other form of compensation.

Affiliates of Fortress own $410,862 of the $1,174,098 outstanding under the 2007 Credit Facility, as amended as of March 7, 2013, of which $49,085 is still waiting to be settled. These amounts were purchased on arms' length terms in secondary market transactions.

On August 21, 2008, FIF III purchased an aggregate of $11,500 in 10% cumulative preferred stock of GateHouse Media Macomb. The preferred stock was issued on August 21, 2008. Macomb, an Unrestricted Subsidiary under the terms of the 2007 Credit Facility, used the proceeds from such sale of preferred stock to make an $11,500 cash investment in Holdco non-voting 10% cumulative preferred stock. On December 7, 2010, FIF III exercised its right to require the Company to purchase its Macomb preferred stock. The Company paid the purchase price of $14,144 on December 8, 2010, which represented the sum of original purchase price of $11,500 paid by FIF III for the Macomb preferred stock and accrued but unpaid dividends of $2,644.

On October 24, 2006, the Company entered into an Investor Rights Agreement with FIF III. The Investor Rights Agreement provides FIF III with certain rights with respect to the nomination of directors to the Company's board of directors as well as registration rights for securities of the Company owned by Fortress.

The Investor Rights Agreement requires the Company to take all necessary or desirable action within its control to elect to its board of directors so long as Fortress beneficially owns (i) more than 50% of the voting power of the Company, four directors nominated by FIG Advisors LLC, an affiliate of Fortress ("FIG

Advisors"), or such other party nominated by Fortress; (ii) between 25% and 50% of the voting power of the Company, three directors nominated by FIG Advisors; (iii) between 10% and 25% of the voting power of the Company, two directors nominated by FIG Advisors; and (iv) between 5% and 10% of the voting power of the Company, one director nominated by FIG Advisors. In the event that any designee of FIG Advisors shall for any reason cease to serve as a member of the board of directors during his term of office, FIG Advisors will be entitled to nominate an individual to fill the resulting vacancy on the board of directors. The Company is also to take all necessary or desirable action to limit the overall size of the Company's board of directors to not more than seven directors.

Pursuant to the Investor Rights Agreement, the Company has granted FIF III, for so long as it or its permitted transferees beneficially own an amount of the Company's common stock at least equal to 5% or more of the Company's common stock issued and outstanding immediately after the consummation of its IPO (a "Registrable Amount"), "demand" registration rights that allow FIF III at any time to request that the Company register under the Securities Act of 1933, as amended, an amount equal to or greater than a Registrable Amount (as defined in the Investor Rights Agreement). Parent is entitled to an aggregate of four demand registrations. The Company is not required to maintain the effectiveness of the registration statement for more than 60 days. The Company is also not required to effect any demand registration within nine months of a "firm commitment" underwritten offering to which the requestor held "piggyback" rights and which included at least half of the securities requested by the requestor to be included. The Company is not obligated to grant a request for a demand registration within four months of any other demand registration and may refuse a request for demand registration if, in the Company's reasonable judgment, it is not feasible for the Company to proceed with the registration because of the unavailability of audited financial statements.

FIF III also has "piggyback" registration rights that allow FIF III to include the shares of common stock that FIF III and its permitted transferees own in any public offering of equity securities initiated by the Company (other than those public offerings pursuant to registration statements on Forms S-4 or S-8) or by any of the Company's other stockholders that may have registration rights in the future. The "piggyback" registration rights of FIF III are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

The Company has additionally granted FIF III and its permitted transferees for as long as Fortress beneficially owns a Registrable Amount, the right to request shelf registrations on Form S-3, providing for an offering to be made on a continuous basis, subject to a time limit on the Company's efforts to keep the shelf registration statement continuously effective and the Company's right to suspend the use of a shelf registration prospectus for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12-month period) if the Company determines that certain disclosures required by the shelf registration statement would be detrimental to the Company or the Company's stockholders.

The Company has agreed to indemnify FIF III and its permitted transferees against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which FIF III and its permitted transferees sells shares of the Company's common stock, unless such liability arose from FIF III misstatement or omission, and Parent has agreed to indemnify the Company against all losses caused by its misstatements or omissions. The Company will pay all expenses incident to registration and Fortress will pay its respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of its shares under such a registration statement.

(19) Discontinued Operations

During the year ended December 31, 2010, the Company discontinued a publication in New York. An impairment loss of $404 is included in discontinued operations on the Consolidated Statement of Operations and Comprehensive Income (Loss) for this period for the aforementioned discontinued operation and previously sold and discontinued operations.

During the year ended December 30, 2012, the Company sold 22 publications in Suburban Chicago, Illinois for an aggregate purchase price of approximately $2,800. As a result, an impairment loss of $1,922 is included in loss from discontinued operations on the Consolidated Statement of Operations and Comprehensive Income (Loss) for this period. Additionally, an impairment loss of $206 is included in loss from discontinued operations net of income taxes on the Consolidated Statement of Operations and Comprehensive Income (Loss) for this period related to previously discontinued operations. The financial position and results of operations of the publications in Suburban Chicago, Illinois are reflected as discontinued operations for all periods presented.

The net revenue during the years ended December 30, 2012, January 1, 2012 and December 31, 2010 for the aforementioned discontinued operations was $6,312, $8,830 and $10,862, respectively. Income (loss), net of income taxes of $0, during the years ended December 30, 2012, January 1, 2012 and December 31, 2010 for the aforementioned discontinued operations was $(1,592), $283 and $743, respectively.

(20) Quarterly Results (unaudited)

	Quarter Ended April 1[a]	Quarter Ended July 1[a]	Quarter Ended September 30[a]	Quarter Ended December 30[a]
Year Ended December 30, 2012				
Revenues	$117,978	$126,620	$120,797	$125,569
Operating income	619	11,216	6,663	10,048
Income (loss) before income taxes	(13,426)	(2,768)	(8,163)	(4,597)
Net income (loss)	(13,241)	(2,690)	(9,313)	(4,559)
Basic income (loss) per share	$ (0.23)	$ (0.05)	$ (0.16)	$ (0.08)
Diluted income (loss) per share	$ (0.23)	$ (0.05)	$ (0.16)	$ (0.08)

	Quarter Ended March 27[a]	Quarter Ended June 26[a]	Quarter Ended September 25[a]	Quarter Ended January 1[a]
Year Ended January 1, 2012				
Revenues	$117,829	$132,106	$125,024	$142,004
Operating income (loss)	(3,294)	9,858	8,804	18,232
Income (loss) before income taxes	(17,793)	(4,993)	(5,377)	3,849
Net income (loss)	(17,968)	(4,876)	(4,978)	6,173
Basic income (loss) per share	$ (0.31)	$ (0.08)	$ (0.09)	$ 0.11
Diluted income (loss) per share	$ (0.31)	$ (0.08)	$ (0.09)	$ 0.11

(a) Certain amounts differ from those previously reported on Forms 10-Q and 10-K due to the reclassification of discontinued operations as described in Note 19 to the consolidated Financial Statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer (principal executive office) and Chief Financial Officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 30, 2012, our disclosure controls and procedures were effective.

Changes in Internal Controls Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) during the fourth quarter of the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control system was designed under the supervision of our Chief Executive Officer and our Chief Financial Officer and with the participation of management in order to provide reasonable assurance regarding the reliability of our financial reporting and our preparation of financial statements for external purposes in accordance with GAAP.

All internal control systems, no matter how well designed and tested, have inherent limitations, including, among other things, the possibility of human error, circumvention or disregard. Therefore, even those systems of internal control that have been determined to be effective can provide only reasonable assurance that the objectives of the control system are met and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our Chief Executive Officer and our Chief Financial Officer and with the participation of management, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on an assessment of such criteria, management concluded that, as of December 30, 2012, we maintained effective internal control over financial reporting.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as one is not required pursuant to the provisions of the Dodd–Frank Wall Street Reform and Consumer Protection Act.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Except as set forth below, the information required by this Item 10 is incorporated into this report by reference to our proxy statement to be issued in connection with our 2012 Annual Meeting of Stockholders under the headings "Election of Directors," "Executive Officers," "Corporate Governance Principles and Board Matters" and "Section 16(a) Beneficial Ownership Reporting Compliance," which proxy statement will be filed within 120 days after the year ended December 30, 2012.

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. Our Code of Business Conduct and Ethics also applies to all of our other employees and, as set forth therein, to our directors. Our Code of Business Conduct and Ethics is posted on our website at www.gatehousemedia.com under Investors/Governance Documents. We intend to satisfy any disclosure requirements pursuant to Item 5.05 of Form 8-K regarding any amendment to, or a waiver from, certain provisions of our Code of Business Conduct and Ethics by posting such information on our website under Investors/Governance Documents.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated into this report by reference to our proxy statement to be issued in connection with our 2012 Annual Meeting of Stockholders, under the headings "Compensation Discussion and Analysis," "Compensation Committee Report" and "Compensation of Executive Officers," which proxy statement will be filed within 120 days after the year ended December 30, 2012.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Except as set forth below, the information required by this Item 12 is incorporated into this report by reference to our proxy statement to be issued in connection with our 2012 Annual Meeting of Stockholders, under the heading "Common Stock Ownership of Certain Beneficial Owners and Management," which proxy statement will be filed within 120 days after the year ended December 30, 2012.

Securities Authorized for Issuance Under Equity Compensation Plans as of December 30, 2012

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	1,909,999
Equity compensation plans not approved by security holders	—	—	—
Totals	—		1,909,999

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated into this report by reference to our proxy statement to be issued in connection with our 2012 Annual Meeting of Stockholders, under the headings "Related Person Transactions" and "Corporate Governance Principles" and "Board Matters," which proxy statement will be filed within 120 days after the year ended December 30, 2012.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is incorporated into this report by reference to our proxy statement to be issued in connection with our 2012 Annual Meeting of Stockholders, under the heading "Matters Relating to the Independent Registered Public Accounting Firm," which proxy statement will be filed within 120 days after the year ended December 30, 2012.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

(1) Financial Statements

The financial statements required by this Item 15 are set forth in Part II, Item 8 of this report.

(2) Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts.

GateHouse Media, Inc.
Valuation and Qualifying Accounts
(In Thousands)

Description	Balance at Beginning of Period	Charges to Earnings	Charges to Other Accounts	Deductions	Balance at End of Period
Allowance for doubtful accounts					
Year ended December 30, 2012	$ 2,976	$ 2,304	$ —	$(2,824)[(1)]	$ 2,456
Year ended January 1, 2012	$ 3,260	$ 3,093	$ —	$(3,377)[(1)]	$ 2,976
Year ended December 31, 2010	$ 4,569	$ 3,624	$ —	$(4,933)[(1)]	$ 3,260
Deferred tax valuation allowance					
Year ended December 30, 2012	$432,954	$11,795	$ (159)[(2)]	$ —	$444,590
Year ended January 1, 2012	$430,247	$ 6,551	$(3,844)[(2)]	$ —	$432,954
Year ended December 31, 2010	$419,267	$ 5,617	$ 5,363[(2)]	$ —	$430,247

(1) Amounts are primarily related to the write off of fully reserved accounts receivable.

(2) Amount is primarily related to the change in derivative value and is recorded in accumulated other comprehensive income (loss).

All other schedules are omitted because the conditions requiring their filing do not exist, or because the required information is provided in the consolidated financial statements, including the notes thereto.

(b) Exhibits. The following Exhibits are filed as a part of this report:

Exhibit No.	Description of Exhibit	Included Herewith	Incorporated by Reference Herein		
			Form	Exhibit	Filing Date
2.1	Share Purchase Agreement, dated as of January 28, 2007, by and among SureWest Communications, as Seller, SureWest Directories and GateHouse Media, Inc., as Purchaser		8-K	2.1	March 1, 2007
2.2	Stock and Asset Purchase Agreement, dated as of March 13, 2007, by and between GateHouse Media Illinois Holdings, Inc., as Buyer, and The Copley Press, Inc., as Seller		8-K	2.1	April 11, 2007
2.3	Amended and Restated Asset Purchase Agreement, dated April 12, 2007, by and among Gannett Satellite Information Network, Inc., Gannett River States Publishing Corporation, Pacific and Southern Company, Inc., Federated Publications, Inc., Media West—GSI, Inc., Media West—GRS, Inc., as Sellers, and GateHouse Media Illinois Holdings, Inc., as Buyer, and GateHouse Media, Inc., as Buyer guarantor		8-K	2.1	May 8, 2007
2.4	Asset Purchase Agreement, dated April 12, 2007, by and among Gannett Satellite Information Network, Inc., Media West—GSI, Inc., as Sellers, GateHouse Media Illinois Holdings, Inc., as Buyer, and GateHouse Media, Inc., as Buyer guarantor		8-K	2.2	May 8, 2007
2.5	Asset Purchase Agreement, dated June 28, 2007, by and among GateHouse Media, Inc., GateHouse Media West Virginia Holdings, Inc., GateHouse Media Illinois Holdings, Inc., Champion Publishing, Inc. and Champion Industries, Inc.		S-1/A	2.9	July 13, 2007
2.6	Asset Purchase Agreement, dated October 23, 2007, by and among GateHouse Media Operating, Inc., as Buyer, GateHouse Media, Inc., as Buyer guarantor, Morris Communications Company LLC, Morris Publishing Group, LLC, MPG Allegan Property, LLC, Broadcaster Press, Inc., MPG Holland Property, LLC, The Oak Ridger, LLC, and Yankton Printing Company, as Sellers, and Morris Communications Company, LLC, as Sellers' guarantor		8-K	2.1	December 3, 2007
3.1	Second Amended and Restated Certificate of Incorporation of GateHouse Media, Inc.		S-1/A	3.1	October 11, 2006
3.2	Amended and Restated By-laws of GateHouse Media, Inc.		8-K	3.2	November 13, 2007
4.1	Form of common stock certificate		S-1/A	4.1	October 11, 2006
4.2	Form of Investor Rights Agreement by and among GateHouse Media, Inc. and FIF III Liberty Holdings LLC		S-1/A	4.2	October 11, 2006

Exhibit No.	Description of Exhibit	Included Herewith	Incorporated by Reference Herein		
			Form	Exhibit	Filing Date
*10.1	GateHouse Media, Inc. Omnibus Stock Incentive Plan		S-1/A	10.1	October 11, 2006
*10.2	Form of Restricted Share Award Agreement under the GateHouse Media, Inc. Omnibus Stock Incentive Plan (three-year vesting)		10-K	10.2	March 17, 2008
*10.3	Form of Restricted Share Award Agreement under the GateHouse Media, Inc. Omnibus Stock Incentive Plan (April 15, 2008 vesting)		10-K	10.3	March 17, 2008
*10.4	Liberty Group Publishing, Inc. Publisher's Deferred Compensation Plan		S-1	10.2	July 21, 2006
*10.5	Liberty Group Publishing, Inc. Executive Benefit Plan		S-1	10.3	July 21, 2006
*10.6	Liberty Group Publishing, Inc. Executive Deferral Plan		S-1	10.4	July 21, 2006
*10.7	Employment Agreement, dated as of January 3, 2006, by and among Liberty Group Publishing, Inc., Liberty Group Operating, Inc. and Michael E. Reed		S-1	10.8	July 21, 2006
*10.8	Employment Agreement, dated as of May 1, 2006, by and among GateHouse Media, Inc., GateHouse Media Operating, Inc. and Polly G. Sack		S-1	10.12	July 21, 2006
*10.9	Management Stockholder Agreement, dated as of January 29, 2006, by and between Liberty Group Publishing, Inc., FIF III Liberty Holdings LLC and Michael E. Reed		S-1	10.13	July 21, 2006
*10.10	Management Stockholder Agreement, dated as of May 17, 2006, by and between GateHouse Media, Inc., FIF III Liberty Holdings LLC and Polly G. Sack		S-1	10.19	July 21, 2006
10.11	Form of Indemnification Agreement to be entered into by GateHouse Media, Inc. with each of its executive officers and directors		S-1/A	10.6	October 11, 2006
10.12	License Agreement, dated as of February 28, 2007, by and between SureWest Communications and GateHouse Media, Inc.		8-K	10.1	March 1, 2007
10.13	Amended and Restated Credit Agreement, dated as of February 27, 2007, among GateHouse Media Holdco, Inc., as Holdco, GateHouse Media Operating, Inc., as the Company, GateHouse Media Massachusetts I, Inc., GateHouse Media Massachusetts II, Inc., and ENHE Acquisition, LLC, as Subsidiary Borrowers, the Domestic Subsidiaries of Holdco from time to time Parties thereto, as Guarantors, the Lenders Parties thereto, Goldman Sachs Credit Partners L.P., as Syndication Agent, Morgan Stanley Senior Funding, Inc., and BMO Capital Markets Financing, Inc., as co-documentation Agents and Wells Fargo Bank, as Administrative Agent, Wachovia Capital Markets, LLC, as Goldman Sachs Credit Partners, L.P., General Electric Capital Corporation and Morgan Stanley Senior Funding, Inc., as Joint Lead Arrangers and Joint Book Runners		8-K	10.1	March 1, 2007

Exhibit No.	Description of Exhibit	Included Herewith	Incorporated by Reference Herein Form	Exhibit	Filing Date
10.14	Amended and Restated Security Agreement, dated as of February 28, 2007, among GateHouse Media Holdco, Inc., as Holdco, GateHouse Media Operating, Inc., as the Company, GateHouse Media Massachusetts I, Inc., GateHouse Media Massachusetts II, Inc., and ENHE Acquisition, LLC, as Subsidiary Borrowers, the Domestic Subsidiaries of Holdco from time to time Parties thereto, as Guarantors, and Wells Fargo Bank, as Administrative Agent, Wachovia Capital Markets, LLC, as Goldman Sachs Credit Partners, L.P., General Electric Capital Corporation and Morgan Stanley Senior Funding, Inc., as Joint Lead Arrangers and Joint Book Runners		8-K	10.2	March 1, 2007
10.15	Amended and Restated Pledge Agreement, dated as of February 28, 2007, among GateHouse Media Holdco, Inc., as Holdco, GateHouse Media Operating, Inc., as the Company, GateHouse Media Massachusetts I, Inc., GateHouse Media Massachusetts II, Inc., and ENHE Acquisition, LLC, as Subsidiary Borrowers, the Domestic Subsidiaries of Holdco from time to time Parties thereto, as Guarantors, and Wells Fargo Bank, as Administrative Agent, for the several banks and other financial institutions as may from time to time becomes parties to such Credit Agreement		8-K	10.3	March 1, 2007
10.16	First Amendment to Amended and Restated Credit Agreement, dated as of May 7, 2007, by and among GateHouse Media Holdco, Inc., as Holdco, GateHouse Media Operating, Inc., as the Company, GateHouse Media Massachusetts I, Inc., GateHouse Media Massachusetts II, Inc. and ENHE Acquisition, LLC, as Subsidiary Borrowers, the Domestic Subsidiaries of Holdco from time to time Parties thereto, as Guarantors, the Lenders Parties thereto, and Wells Fargo Bank, as Administrative Agent		8-K	99.1	May 11, 2007
10.17	Underwriting Agreement, dated July 17, 2007, among GateHouse Media, Inc. and Goldman, Sachs & Co., Wachovia Capital Markets, LLC and Morgan Stanley & Co. Incorporated		8-K	1.1	July 18, 2007
10.18	Second Amendment to Amended and Restated Credit Agreement, dated as of February 3, 2009, by and among GateHouse Media Holdco, Inc., as Holdco, GateHouse Media Operating, Inc., as the Company, GateHouse Media Massachusetts I, Inc., GateHouse Media Massachusetts II, Inc. and ENHE Acquisition, LLC, as Subsidiary Borrowers, the Domestic Subsidiaries of Holdco from time to time Parties thereto, as Guarantors, the Lenders Parties thereto, and Wells Fargo Bank, as Administrative Agent		8-K	99.1	February 5, 2009

Exhibit No.	Description of Exhibit	Included Herewith	Incorporated by Reference Herein		
			Form	Exhibit	Filing Date
*10.19	Offer letter dated December 23, 2008, between GateHouse Media, Inc., and Melinda A. Janik		10-K	10.23	March 13, 2009
*10.20	Employment Agreement dated as of January 9, 2009, by and among GateHouse Media, Inc., GateHouse Media Operating Inc., and Kirk Davis.		8-K	10.1	January 9, 2009
*10.21	Offer letter dated February 4, 2008, between GateHouse Media, Inc., and Mark Maring.		10-Q	10.1	November 7, 2008
*10.22	Form of amendment to Employment Agreement for Michael E. Reed.		10-K	10.22	March 8, 2012
*10.23	Form of amendment to Employment Agreement for Kirk Davis.		10-K	10.23	March 8, 2012
*10.24	Form of Employment Agreement by and among GateHouse Media, Inc., GateHouse Operating, Inc. and Melinda A. Janik.		10-K	10.24	March 8, 2012
*10.25	Form of amendment to Employment Agreement for Polly G. Sack.		10-K	10.25	March 8, 2012
10.26	Agency Succession and Amendment Agreement, dated as of March 30, 2011 by and among GateHouse Media Holdco, Inc., GateHouse Media Operating, Inc., GateHouse Media Massachusetts I, Inc., GateHouse Media Massachusetts II, Inc., ENHE Acquisition, LLC, each of those domestic subsidiaries of Holdco identified as a "Guarantor" on the signature pages of the Credit Agreement, Wells Fargo Bank, N.A., successor-by-merger to Wachovia Bank, National Association, as the resigning Administrative Agent, and the Successor Agent.		8-K	99.1	April 7, 2011
16.1	Letter from KPMG LLP to the Securities and Exchange Commission dated April 13, 2007		8-K/A	16.1	April 13, 2007
21	Subsidiaries of GateHouse Media, Inc.	X			
23	Consent of Ernst & Young LLP	X			
31.1	Rule 13a-14(a)/15d-14(d) Certification of Principal Executive Officer under the Securities Exchange Act of 1934	X			
31.2	Rule 13a-14(a)/15d-14(d) Certification of Principal Financial Officer under the Securities Exchange Act of 1934	X			
32.1	Section 1350 Certification	X			
32.2	Section 1350 Certification	X			
** 101.INS	XBRL Instance Document				

Exhibit No.	Description of Exhibit	Included Herewith	Incorporated by Reference Herein		
			Form	Exhibit	Filing Date
** 101.SCH	XBRL Taxonomy Extension Schema				
** 101.CAL	XBRL Taxonomy Extension Calculation Linkbase				
** 101.DEF	XBRL Taxonomy Extension Definition Linkbase				
** 101.LAB	XBRL Taxonomy Extension Label Linkbase				
** 101.PRE	XBRL Taxonomy Extension Presentation Linkbase				

For purposes of the incorporation by reference of documents as Exhibits, all references to Forms 10-Q and 8-K of GateHouse Media, Inc. refer to Forms 10-Q and 8-K filed with the Commission under Commission file number 001-33091; and all references to Forms S-1 and S-1/A of GateHouse Media, Inc. refer to Forms S-1 and S-1/A filed with the Commission under Registration Number 333-135944.

---

* Asterisks identify management contracts and compensatory plans or arrangements.

** Pursuant to Rule 406T of Regulation S-T, the information in this exhibit shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement, prospectus or other document filed under the Securities Act of 1933, or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filings.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GATEHOUSE MEDIA, INC.

By: /s/ MICHAEL E. REED
Michael E. Reed
Chief Executive Officer

March 7, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WESLEY R. EDENS **Wesley R. Edens**	Chairman of the Board	March 7, 2013
/s/ MICHAEL E. REED **Michael E. Reed**	Chief Executive Officer and Director (Principal Executive Officer)	March 7, 2013
/s/ MELINDA A. JANIK **Melinda A. Janik**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 7, 2013
/s/ KEVIN M. SHEEHAN **Kevin M. Sheehan**	Director	March 7, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

The following graph compares the cumulative total return for our common stock (stock price change plus reinvested dividends) with the comparable return of two indices: the Russell 2000 Index and the Peer Group. Representative companies in the Peer Group include Gannett Co., Inc., Lee Enterprises, Incorporated, The McClatchy Company, The New York Times Company, The E.W. Scripps Company, Media General, Inc. and Journal Communications, Inc. The graph assumes an investment of $100 in the Company's common stock and in each of the indices on December 31, 2007, when our common stock was first publicly traded, and that all dividends were reinvested. The past performance of our common stock is not an indication of future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among GateHouse Media, Inc., the Russell 2000 Index
and a Peer Group



$120
$100
$80
$60
$40
$20
$0
12/31/07
12/31/08
12/31/09
12/31/10
1/1/12
12/30/12
GateHouse Media, Inc.
Russell 2000
Peer Group

* $100 invested on 12/31/07 in stock or index, including reinvestment of dividends. Fiscal year ending:

	12/31/07	12/31/08	12/31/09	12/31/10	1/1/12	12/30/12
GateHouse Media, Inc.	100.00	0.47	2.35	1.16	0.78	0.70
Russell 2000	100.00	66.21	84.20	106.82	102.36	116.67
Peer Group	100.00	23.81	47.27	46.47	38.79	50.18